8/24

05011986

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MTU Aero Engines Holding AG

*CURRENT ADDRESS Dachauer Str. 665
80995 Munich
Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 25 2005
THOMSON
FINANCIAL

FILE NO. 82- 34917 FISCAL YEAR 12/31/02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 10/24/05

KPMG

82-34917 4 5

ARIS
12-31-02

Prüfungsbericht

Konzernabschluss
zum 31. Dezember 2002
und Konzernlagebericht

MTU Aero Engines GmbH
München

Translation

Audit Report

Consolidated Financial Statements
and Group Management Report
for the year-ended December 31, 2002

MTU Aero Engines GmbH
Munich

KPMG

0028

Prüfungsbericht

Konzernabschluss zum 31. Dezember 2002 und Konzernlagebericht

MTU Aero Engines GmbH München

Translation

Audit Report

Consolidated Financial Statements and Group Management Report for the year-ended December 31, 2002

MTU Aero Engines GmbH Munich

KPMG

Table of contents

		Page
A.	**Audit engagement**	1
B.	**Basic findings**	
	Comments on the assessment of the Group's economic situation by its legal representtatives	2
C.	**Performance of the audit**	
	I. The object of the audit	6
	II. Nature and scope of audit procedures	6
D.	**Findings concerning the overall meaningfulness of the group accounting and reporting**	
	I. Group reporting entity and reporting date	9
	II. Appropriateness of the separate entity financial statements included in the consolidated financial statements	10
	III. Consolidated financial statements	10
	IV. Group management report	11
E.	**Assessment of the overall meaningfulness of the consolidated financial statements**	
	I. Significant accounting policies and changes in accounting policies	12
	II. Discretionary financial measures taken	13
	III. Conclusion on the overall meaningfulness of the consolidated financial statements	14
F.	**Independent Auditors' Report**	15

Inhaltsverzeichnis

		Seite
A.	**Prüfungsauftrag**	1
B.	**Grundsätzliche Feststellungen**	
	Stellungnahme zur Lagebeurteilung durch die gesetzlichen Vertreter	2
C.	**Durchführung der Prüfung**	
	I. Gegenstand der Prüfung	6
	II. Art und Umfang der Prüfungsdurchführung	6
D.	**Feststellungen zur Konzernrechnungslegung**	
	I. Konsolidierungskreis und Konzernabschlussstichtag	9
	II. Ordnungsmäßigkeit der in den Konzernabschluss einbezogenen Abschlüsse	10
	III. Konzernabschluss	10
	IV. Konzernlagebericht	11
E.	**Stellungnahme zur Gesamtaussage des Konzernabschlusses**	
	I. Wesentliche Bewertungsgrundlagen und wesentliche Änderungen in den Bewertungsgrundlagen	12
	II. Sachverhaltsgestaltende Maßnahmen	13
	III. Feststellung zur Gesamtaussage Konzernabschlusses	14
F.	**Bestätigungsvermerk**	15

Appendices

Consolidated balance sheet at December 31, 2002 — 1

Consolidated income statement for the year ended December 31, 2002 — 2

Notes to the consolidated financial statements 2002
(including list of investments) — 3

Group Equity — 4

Group cash flow — 5

Group Management Report — 6

Independent Auditors' Report — 7

Analysis of consolidated balance sheet at December 31, 2002
(MTU-M and other group entities) — 8

Analysis of consolidated balance sheet at December 31, 2001
(MTU-M and other group entities) — 9

Analysis of consolidated income statement for the year ended December 31, 2002
(MTU-M and other group entities) — 10

Analysis of consolidated income statement for the year ended December 31, 2001
(MTU-M and other group entities) — 11

General Engagement Terms — 12

Anlagen

Konzernbilanz zum 31. Dezember 2002 1

Konzern-Gewinn- und Verlustrechnung für die Zeit vom 1. Januar bis 31. Dezember 2002 2

Konzernanhang für das Geschäftsjahr 2002
(einschließlich der Aufstellung des Anteilsbesitzes) 3

Konzern-Eigenkapital 4

Konzern-Cash Flow 5

Konzernlagebericht 6

Bestätigungsvermerk des Abschlussprüfers 7

Aufgliederung der Konzernbilanz zum 31. Dezember 2002 auf MTU-M
und die übrigen Konzernunternehmen 8

Aufgliederung der Konzernbilanz zum 31. Dezember 2001 auf MTU-M
und die übrigen Konzernunternehmen 9

Aufgliederung der Konzern-Gewinn- und Verlustrechnung für die Zeit vom
1. Januar bis 31. Dezember 2002 auf MTU-M und die übrigen Konzernunternehmen 10

Aufgliederung der Konzern-Gewinn- und Verlustrechnung für die Zeit vom
1. Januar bis 31. Dezember 2001 auf MTU-M und die übrigen Konzernunternehmen 11

Allgemeine Auftragsbedingungen 12

List of abbreviations

1. Firms and Governmental Agencies

ATENA	ATENA Gesellschaft für Engineering Services mbH, Munich
ATENA Eng.	ATENA Inc., East Hartford, Connecticut/USA
CSC	Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde
CCC	Ceramic Coating Center S.A.S., Paris/France
DCAG	DaimlerChrysler AG, Stuttgart
DC Diesel	DaimlerChrysler Dieselantriebe GbR, Friedrichshafen
DCLRH	DaimlerChrysler Luft- und Raumfahrt Holding AG, Munich
DCR	DCR DaimlerChrysler "Retura" Beteiligungsgesellschaft mit beschränkter Haftung, Stuttgart
EPI	Europrop International GmbH, Munich
EUROJET	EUROJET Turbo GmbH, Taufkirchen
FiatAvio	Fiat Aviazione S.p.A., Turin/Italy
GE	General Electric Co., Cincinnati, Ohio/USA
GRTS	Groupement Turbomeca-SNECMA, Paris, France
IAI	Israel Aircraft Industries Ltd., Tel Aviv/Israel
IAE	IAE International Aero Engines AG, Zurich/Switzerland
ITP	Industria de Turbo Propulsores, Madrid/Spain
JAEC	Japanese Aero Engine Corporation, Japan

Abkürzungsverzeichnis

1. Firmen und Behörden

ATENA	ATENA Gesellschaft für Engineering Services mbH, München
ATENA Eng.	ATENA Inc., East Hartford, Connecticut/USA
CSC	Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde
CCC	Ceramic Coating Center S.A.S., Paris/Frankreich
DCAG	DaimlerChrysler AG, Stuttgart
DC Diesel	DaimlerChrysler Dieselantriebe GbR, Friedrichshafen
DCLRH	DaimlerChrysler Luft- und Raumfahrt Holding AG, München
DCR	DCR DaimlerChrysler "Retura" Beteiligungsgesellschaft mit beschränkter Haftung, Stuttgart
EPI	Europrop International GmbH, München
EUROJET	EUROJET Turbo GmbH, Taufkirchen
FiatAvio	Fiat Aviazione S.p.A., Turin/Italien
GE	General Electric Co., Cincinnati, Ohio/USA
GRTS	Groupement Turbomeca-SNECMA, Paris, Frankreich
IAI	Israel Aircraft Industries Ltd., Tel Aviv/Israel
IAE	IAE International Aero Engines AG, Zürich/Schweiz
ITP	Industria de Turbo Propulsores, Madrid/Spanien
JAEC	Japanese Aero Engine Corporation, Japan

MTR	MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos
MTU-AEC	MTU Aero Engine Components Inc., Newington/USA
MTU-AED	MTU Aero Engine Design
MTU-AENA	MTU Aero Engine North America Inc., Hartford/USA
MTU-AVG	MTU Anlagenvermietung GmbH, Munich
MTU-BB	MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde
MTU Bet	MTU Beteiligungsgesellschaft mbH, Munich
MTU-C	MTU Maintenance Canada Ltd., Richmond/Canada
MTU do Brasil	MTU Maintenance do Brasil Ltda., Sao Carlos/Brazil
MTU-H	MTU Maintenance Hannover GmbH, Langenhagen
MTU-M	MTU Aero Engines GmbH, Munich
MTU Malaysia	MTU Maintenance Malaysia Sdn. Bhd., Shah Alam/ Malaysia
MTU Zhuhai	MTU Maintenance Zhuhai Company Ltd., Zhuhai/China
MTU-M-UK	MTU München Unterstützungskasse GmbH, Munich
MTU-VWD	MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich
PWA	Pratt & Whitney Aircraft, East Hartford, Connecticut/ USA
P & WC	Pratt & Whitney Canada, Quebec/Canada
RR	Rolls-Royce plc, London/United Kingdom
RSZ	RSZ Beteiligungs- und Verwaltungs GmbH, Munich
Vericor	Vericor Power Systems L.L.C., Alpharetta/USA
SMCT	Sulzer-MTU Casting Technology GmbH, Munich
SNECMA	Société Nationale d'Etude et de Construction de Moteurs d'Aviation S.A., Paris/France

MTR	MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos
MTU-AEC	MTU Aero Engine Components Inc., Newington/USA
MTU-AED	MTU Aero Engine Design
MTU-AENA	MTU Aero Engine North America Inc., Hartford/USA
MTU-AVG	MTU Anlagenvermietung GmbH, München
MTU-BB	MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde
MTU Bet	MTU Beteiligungsgesellschaft mbH, München
MTU-C	MTU Maintenance Canada Ltd., Richmond/Kanada
MTU do Brasil	MTU Maintenance do Brasil Ltda., Sao Carlos/Brasilien
MTU-H	MTU Maintenance Hannover GmbH, Langenhagen
MTU-M	MTU Aero Engines GmbH, München
MTU Malaysia	MTU Maintenance Malaysia Sdn. Bhd., Shah Alam/ Malaysia
MTU Zhuhai	MTU Maintenance Zhuhai Company Ltd., Zhuhai/China
MTU-M-UK	MTU München Unterstützungskasse GmbH, München
MTU-VWD	MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München
PWA	Pratt & Whitney Aircraft, East Hartford, Connecticut/ USA
P & WC	Pratt & Whitney Canada, Quebec/Kanada
RR	Rolls-Royce plc, London/Großbritannien
RSZ	RSZ Beteiligungs- und Verwaltungs GmbH, München
Vericor	Vericor Power Systems L.L.C., Alpharetta/USA
SMCT	Sulzer-MTU Casting Technology GmbH, München
SNECMA	Société Nationale d'Etude et de Construction de Moteurs d'Aviation S.A., Paris/Frankreich

TAM	Transportes Aereos Regionais S.A., Sao Paulo/Brazil
TU	Turbo-Union Ltd., Bristol/United Kingdom
Volvo	Volvo Aero Corporation, Trollhättan/Sweden

TAM	Transportes Aereos Regionais S.A., Sao Paulo/Brasilien
TU	Turbo-Union Ltd., Bristol/Großbritannien
Volvo	Volvo Aero Corporation, Trollhättan/Schweden

2. Technical terms

CF6	Engines (CF 6-6, CF 6-50, CF 6-80A, CF 6-80C/E) manufactured in cooperation with GE and SNECMA for use in the commercial aircraft Airbus A 300, A 310 and A330, Boeing 747 and 767 as well as the McDonnell Douglas MD 11
EJ200	The jet engine used in the European Fighter 2000 (EF 2000) manufactured for EUROJET in cooperation with RR, Fiat and ITP
GP7000	Engine developed and manufactured in cooperation with GE and PWA for use in the commercial aircraft Airbus A380
J79	Engine sold by General Electric Co., USA, for use in the aircraft RF 4E (Phantom) (engine version J 79-17)
JT8D	The JT 8D-200 engine sold by PWA used in the aircraft MD 80, MD 82 and MD 83 as well as the Boeing B707 and B727
Larzac	Engine used for the training aircraft Alpha-Jet by the French and German air forces and manufactured in cooperation with SNECMA, Turbomeca and Rolls-Royce GmbH
LM2500/5000/6000	Gas turbines for stationary applications and ship engines (in cooperation with GE)
LV100	The LV100-5 gas turbine used to re-engine the US Army tank, Abrams M1, developed in cooperation with GE and Honeywell.
MTR390	Engine commissioned by MTR and manufactured in cooperation with Turbomeca and RR for use in the German-French anti-tank helicopters PAH 2, HAC, HAP and UHU (support helicopter)
PW2037	Engine used in commercial aircraft (Iljushin Il-96, Boeing 757) and military transport aircraft (McDonnell Douglas C17), developed and manufactured in cooperation with PWA, Fiat and Volvo

2. Produktionstechnische Begriffe

CF6	Triebwerke (CF 6-6, CF 6-50, CF 6-80A, CF 6-80C/E), die in Zusammenarbeit mit den Firmen GE und SNECMA gefertigt werden, für die Verkehrsflugzeuge Airbus A 300, A 310 sowie A 330, Boeing 747 und 767 sowie McDonnell Douglas MD 11
EJ200	Strahltriebwerk EJ 200 für das Flugzeug European Fighter 2000 (EF 2000) im Auftrag der EUROJET in Zusammenarbeit mit RR, Fiat und ITP
GP7000	Triebwerk, das in Zusammenarbeit mit den Firmen GE und PWA für das Verkehrsflugzeug Airbus A 380 entwickelt und gefertigt wird
J79	Triebwerke der General Electric Co., USA, für das Flugzeug RF 4E (Phantom) in der Version J 79-17
JT8D	Triebwerk JT 8D-200 der Firma PWA für Flugzeuge MD 80, MD 82 und MD 83 sowie für Boeing B707 und B727
Larzac	Triebwerk für Trainingsflugzeug Alpha-Jet der französischen und deutschen Luftwaffe in Zusammenarbeit mit SNECMA, Turbomeca und Rolls-Royce GmbH
LM2500/5000/6000	Gasturbinen für stationäre Anwendungen sowie für Schiffsantriebe in Zusammenarbeit mit GE
LV100	Gasturbine LV100-5 für ein Reengining des US-Army-Panzers Abrams M1, die in Zusammenarbeit mit GE und Honeywell entwickelt wurde.
MTR390	Triebwerk im Auftrag der MTR in Zusammenarbeit mit den Firmen Turbomeca und RR für die deutsch-französischen Panzerabwehrhubschrauber PAH 2, HAC, HAP sowie UHU (Unterstützungshubschrauber)
PW2037	Triebwerk für Verkehrsflugzeuge (Iljushin Il-96, Boing 757) und militärische Transportflugzeuge (McDonnell Douglas C17), das in Zusammenarbeit mit den Firmen PWA, Fiat und Volvo entwickelt und gefertigt wird

PW300	Engine used in business jets (e.g. Lear Jet 60, IAI-Galaxy, DO328Jet), developed and manufactured in cooperation with P & WC (versions PW 305, PW 306 and PW 307)
PW500	Engine used in business jets (e.g. Cessna and Learjet), developed and manufactured in cooperation with P & WC (versions PW 530 and PW 545)
PW4000	The PW 4084/4090/4098 engines used in the aircraft Boeing 777, developed and manufactured in cooperation with PWA
PW6000	Engine used in the commercial aircraft A 318, developed and manufactured in cooperation with PWA
RB199	Engine commissioned by TU in cooperation with RR and Fiat for use in the Tornado aircraft
Tornado	Tri-nation combat aircraft which uses the RB 199 engine
TP400	Engine to be used in the Transall successor aircraft, the A400M, which has been offered by a consortium comprising RR, SNECMA, MTU and ITP
Tyne	RR engines, of which the MK 21 and MK 22 version are used in Transall and Breguet Atlantic aircraft
V2500	The V 2500-A1 and V 2500-A5 engines for use in the Airbus A 319, A 320 and A 321 and the V 2500-D5 engine for use in the McDonnell Douglas MD 90, developed and manufactured in cooperation with PWA, RR and JAEC.

PW300	Triebwerk für Geschäftsreiseflugzeuge (z.B. Lear Jet 60, IAI-Galaxy, DO328Jet), das in den Versionen PW 305, PW 306 und PW 307 zusammen mit P & WC entwickelt und gefertigt wird
PW500	Triebwerk für Geschäftsreiseflugzeuge u.a. der Hersteller Cessna und Learjet, das in den Versionen PW 530 und PW 545 zusammen mit P & WC entwickelt und gefertigt wird
PW4000	Triebwerke PW 4084/4090/4098 für das Flugzeug Boeing 777, das in Zusammenarbeit mit PWA entwickelt und gefertigt wird
PW6000	Triebwerk für das Verkehrsflugzeug A 318, das in Zusammenarbeit mit PWA entwickelt und gefertigt wird
RB199	Triebwerk im Auftrag der TU in Zusammenarbeit mit den Firmen RR und Fiat für das Flugzeug Tornado
Tornado	Trinationales Kampfflugzeug mit dem Triebwerk RB 199
TP400	Triebwerk für den Transall-Nachfolger A400M, das von einem Konsortium bestehend aus RR, SNECMA, MTU und ITP angeboten wird
Tyne	Triebwerke der Firma RR, in den Versionen MK 21 und MK 22 für die Flugzeuge Transall und Breguet Atlantic
V2500	Triebwerke V 2500-A1 und V 2500-A5 für die Verkehrsflugzeuge Airbus A 319, A 320 und A 321 sowie V 2500-D5 für das Verkehrsflugzeug McDonnell Douglas MD 90, die in Zusammenarbeit mit PWA, RR und JAEC entwickelt und gefertigt werden.

A. Audit engagement

In a letter dated November 28, 2003, the Executive Management (Geschäftsführung) of

MTU Aero Engines GmbH
Munich,

--hereinafter also referred to as "MTU-M" or "Company"--

engaged us to audit the consolidated financial statements at December 31, 2002 and report on management's discussion and analysis of the financial condition of the MTU Group in the group management report. Previously, the MTU sub-group has been included in the exempting consolidated financial statements of DCAG, drawn up in accordance with US GAAP; MTU-M has retrospectively drawn up consolidated financial statements in accordance with German accounting principles prescribed by the German Commercial Code (HGB).

The audit of the risk monitoring system of the group parent company was conducted in conjunction with the audit of the annual financial statements of the group parent company and not in conjunction with the audit of the consolidated financial statements.

This long-form audit report has been prepared in accordance with the principles set out in IDW Auditing Standard 450.

The terms governing this assignment are set out in the General Engagement Terms for Public Accountants and Firms of Public Accountants [Wirtschaftsprüfer and Wirtschaftsprüfungsgesell-schaften] in the version dated January 1, 2002, which are attached to our report as Appendix 12. The maximum amount of our liability is governed by § 323 (2) HGB. Our relationship to third parties is governed by No. 1 (2) and No. 9 of the General Terms of Engagement.

A. Prüfungsauftrag

Mit Schreiben vom 28. November 2003 hat uns die Geschäftsführung der

MTU Aero Engines GmbH,
München,

--im Folgenden auch kurz "MTU-M" oder "Gesellschaft" genannt--

den Auftrag erteilt, den Konzernabschluss zum 31. Dezember 2002 und den Bericht über die Lage des Konzerns (im folgenden: "Konzernlagebericht") zu prüfen. Der MTU-Teilkonzern wurde bisher in den befreienden Konzernabschluss der DCAG nach US GAAP einbezogen; die MTU-M hat nunmehr nachträglich einen Konzernabschluss nach HGB aufgestellt.

Die Prüfung des Risikofrüherkennungssystems des Mutterunternehmens ist nicht Gegenstand dieser Konzernabschlussprüfung, sondern Bestandteil der Jahresabschlussprüfung des Mutterunternehmens.

Dieser Bericht wurde nach den Grundsätzen des IDW Prüfungsstandards 450 erstellt.

Dem Auftrag liegen die als Anlage 12 beigefügten Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften in der Fassung vom 1. Januar 2002 zugrunde. Die Höhe unserer Haftung bestimmt sich nach § 323 Abs. 2 HGB. Im Verhältnis zu Dritten sind Nr. 1 Abs. 2 und Nr. 9 der Allgemeinen Auftragsbedingungen maßgebend.

B. Basic findings

Comments on the assessment of the Group's economic situation by its legal represent-tatives

1. Overall economic position and development of business

The group management report prepared by management contains the following key statements with regard to the economic situation and business trends of the Group:

a) net income attributable to the Group has improved again despite lower revenues

b) the order situation is stable, albeit with a slightly lower order intake for commercial business

re a)

The terrorist attacks on September 11, 2001 have brought about profound consequences for the international aviation sector. In the financial year 2002, the MTU Group was also affected by the resulting down-turn in demand for the commercial series engines and maintenance work.

Income from ordinary activities rose to EUR 257 million, an improvement of EUR 117 million (= 83 %) compared to the previous year. The improvement was attributable mainly to the fact that provisions for hedging risks (relating to the financial year 2003 and recognized in previous years when the US-$ exchange rate was rising) were released with income effect, as a result of the fall in the US-$ exchange rate. In addition, the volume of orders at the level of MTU-M subject to risks decreased with the consequence that the scale of risk provisions also fell.

The effective tax rate (the ratio of income tax expense to income from ordinary activities before tax) fell again in the year under report as a result of the fact that provisions for losses on forward exchange contracts and for risk provisions on orders were reduced without tax effect, since those provisions had not been tax deductible.

Net income before profit transfer rose by EUR 68 million to EUR 197 million. After deduction of the expense for the transfer of the profit to DCAG (equivalent to the net income of MTU-M amounting to EUR 220 million), the net amount attributable to the Group (after profit transfer) was a loss of EUR 23 million.

B. Grundsätzliche Feststellungen

Stellungnahme zur Lagebeurteilung durch die gesetzlichen Vertreter

1. Wirtschaftliche Lage und Geschäftsverlauf

Der Konzernlagebericht der gesetzlichen Vertreter enthält unseres Erachtens folgende Kernaussagen zur wirtschaftlichen Lage und zum Geschäftsverlauf des Konzerns:

a) Erneute Verbesserung des Konzernjahresergebnisses trotz rückläufiger Umsatzentwicklung

b) Stabile Auftragslage bei leicht sinkenden Auftragseingängen im Zivilgeschäft

zu a)

Die Terroranschläge vom 11. September 2001 haben gravierende Auswirkungen auf die internationale Luftfahrt nach sich gezogen. Im Geschäftsjahr 2002 wurde nun auch der MTU-Konzern von der daraus resultierenden abgeschwächten Nachfrage im zivilen Serien- und Instandsetzungsgeschäft erfasst.

Das Ergebnis der gewöhnlichen Geschäftstätigkeit hat sich trotzdem gegenüber der Vorperiode um EUR 117 Mio. (= 83 %) auf EUR 257 Mio. erhöht. Diese Entwicklung beruht überwiegend darauf, dass im Berichtsjahr aufgrund des rückläufigen US-$-Wechselkurses die im Vorjahr bei steigenden Kursen gebildeten Vorsorgen für Kurssicherungen betreffend die Geschäftsjahre ab 2003 ergebnisverbessernd aufgelöst werden konnten. Darüber hinaus war ein mengenmäßiger Rückgang beim risikobehafteten Auftragsbestand der MTU-M zu verzeichnen, der ebenfalls zu entsprechend geringeren Risikovorsorgen geführt hat.

Die Ertragsteuerquote (Verhältnis von Ertragsteueraufwand zum Ergebnis der gewöhnlichen Geschäftstätigkeit) hat sich im Berichtsjahr weiter reduziert, nachdem der Abbau der Rückstellungen für drohende Verluste aus Devisentermingeschäften sowie für Risiken im Auftragsbestand steuerfrei erfolgen konnte, weil diese Rückstellungen steuerlich nicht abzugsfähig waren.

Das Konzernergebnis vor Ergebnisabführung ist um EUR 68 Mio. auf EUR 197 Mio. gestiegen. Nach Aufwendungen aus Ergebnisabführung an DCAG (in Höhe des Überschusses der MTU-M von EUR 220 Mio.) ergibt sich ein Konzernergebnis (nach Ergebnisabführung) von EUR - 23 Mio.

re b)

Order intake of the Group during the year under report was unchanged overall compared to the previous year. Incoming orders for military business fell by 9.6 %; it should be noted, however, that orders are issued by governmental agencies to cover several years, so that order intake in this sector is necessarily subject to fluctuation. Furthermore, no decision was taken during the year under report regarding the engine to be used for the A400M (the Transall successor aircraft).

A slightly declining trend was also seen for commercial engine programs, the effect of which, however, was offset to a large extent by the first flights connected to the new GP7000 engine program and by increased demand for the engine types PW4000 and PW500. Maintenance of commercial engines saw an increase of 10.8 %.

Since order intake was lower than net sales, the order-book fell by 3.4 % to stand at EUR 2,180 million at December 31, 2002.

zu b)

Der Auftragseingang im Konzern ist im Berichtsjahr gegenüber dem vergleichbaren Vorjahreswert insgesamt unverändert. Auf dem militärischen Sektor war ein Rückgang in Höhe von 9,6 % zu verzeichnen; hierbei ist allerdings zu berücksichtigen, dass im Behördengeschäft mehrjährige Auftragsvergaben erfolgen und insofern Schwankungen im Auftragseingang zwangsläufig sind. Zudem ist auch im abgelaufenen Jahr die Entscheidung über den Antrieb für den Transall-Nachfolger A400M ausgeblieben.

Bei den zivilen Triebwerksprogrammen hat sich ebenfalls eine leicht sinkende Tendenz ergeben, die vor allem durch die Erstaufträge für das neue Triebwerksprogramm GP7000 sowie einen Anstieg bei den Triebwerkstypen PW4000 und PW500 abgemildert worden ist. In der zivilen Instandsetzung war dagegen ein Anstieg um 10,8 % zu verzeichnen.

Nachdem der Auftragseingang unter dem Umsatz lag, hat sich der Auftragsbestand zum Bilanzstichtag um 3,4 % auf EUR 2.180 Mio. verringert.

2. Future developments and risks threatening future developments

The group management report prepared by management contains the following key statements with regard to the future development of the Group and associated risks.

a) commercial business is expected to stabilize at the currently reduced level

b) risks affecting future development are seen in conjunction with exchange rate fluctuations, the cyclical pattern of demand for commercial series business and catastrophe situations

re a)

Incoming orders for commercial business for the year under report fell again slightly. In the previous year, the decrease had been even more pronounced, resulting in 2002 in a lower level of revenues. The terrorist attacks on September 11, 2001 and the subsequent marked reduction in international air traffic resulted in a significant deterioration of the financial position of some airlines and a number have been forced into insolvency. With the necessary measures to down-size capacity now in place, the group parent company, MTU-M, as part of its general observation of the market, is now working on the basis that the (cyclical) demand for commercial-sector engines and for spare parts/maintenance business will stabilize over the next two years at its currently reduced level. In the long-term, however, air traffic volumes will increase, at which stage demand will recover.

Based on the current order book position for the military sector, management expects revenues to grow in conjunction with the start of series deliveries of the EJ200 and MTR390 engines.

Orders on hand at the year-end ensure that revenues can be kept at their current level in the short and medium term.

re b)

The existing exchange rate risks depend largely on the development of the US dollar exchange rate. The group parent company, MTU-M, minimizes exchange rate risk, as part of its group-wide currency management arrangements, by hedging foreign currency cash surpluses expected to be generated by operating activities. The Group's hedge contracts (mainly concluded on the basis of a strong US-$ exchange rate) stretch into the year 2006, so that no significant exchange rate risks should arise.

2. Zukünftige Entwicklung und Risiken der künftigen Entwicklung

Der Konzernlagebericht der gesetzlichen Vertreter enthält unseres Erachtens folgende Kernaussagen zur künftigen Entwicklung und zu den Risiken der künftigen Entwicklung des Konzerns:

a) Kurzfristige Stabilisierung des Zivilgeschäfts auf abgeschwächten Niveau

b) Risiken der künftigen Entwicklung im Zusammenhang mit der Entwicklung der Wechselkurse, dem zyklischen Nachfrageverlauf im zivilen Seriengeschäft sowie mit Katastrophen

zu a)

Im Zivilgeschäft sind die Auftragseingänge im Berichtsjahr erneut leicht gesunken. Im Vorjahr war hier noch ein deutlicher Rückgang zu verzeichnen, was sich nun im reduzierten Umsatzvolumen niedergeschlagen hat. Die Terroranschläge vom 11. September 2001 und der anschließende deutliche Rückgang des internationalen Luftverkehrsaufkommens haben jedoch die schlechten wirtschaftlichen Verhältnisse einiger Airlines deutlich gemacht und bereits zu Insolvenzen von Fluggesellschaften geführt. Aufgrund der notwendigerweise nun erfolgenden Bereinigung von Überkapazitäten geht die Muttergesellschaft MTU-M im Rahmen ihrer Marktbeobachtung davon aus, dass sich in den nächsten beiden Jahren sowohl die zyklisch verlaufenden Nachfrage nach zivilen Triebwerken als auch das Ersatzteil- und Instandhaltungsgeschäft auf dem gegenwärtig abgeschwächten Niveau stabilisieren wird. Langfristig wird aber ein wieder steigendes Luftverkehrsaufkommen und somit eine Erholung der Nachfrage prognostiziert.

Auf dem militärischen Sektor wird dagegen basierend auf dem vorhandenen Auftragsbestand ein steigendes Umsatzvolumen im Zusammenhang mit dem Beginn der Serienlieferungen der Triebwerke EJ200 und MTR390 erwartet.

Der vorhandene Auftragsbestand sichert kurz- bis mittelfristig eine Umsatzentwicklung auf dem momentanen Niveau.

zu b)

Die bestehenden Wechselkursrisiken betreffen überwiegend die Kursentwicklung des US-$. Die Muttergesellschaft MTU-M minimiert deshalb ihre Kursrisiken durch den Abschluss von Sicherungsgeschäften für die aus dem operativen Geschäft erwarteten Einzahlungsüberschüsse im Rahmen des konzerninternen Währungsmanagements. Die überwiegend auf der Grundlage eines starken US-$-Kurses geschlossenen Sicherungsgeschäfte reichen bis in das Jahr 2006 und es dürften deshalb keine materiell bedeutenden Kursrisiken entstehen.

As a result of the cyclical pattern of demand for commercial-sector series engines, and also as a consequence of unforeseeable events affecting international air traffic (such as the terrorist attacks of September 11, 2001), MTU companies are exposed to the risk that revenues can suffer from specific engine order cancellations and/or general slumps in order intake. As a consequence of the fact that several engine programs have now been running for long periods, the risks inherent in this situation are mitigated to some extent within the MTU Group by reducing dependence on new series products and increasing business with existing markets where the demand for spare parts and maintenance work generally remains at a high level. The Executive Management of the group parent company MTU-M is aware of these risks and is countering the effects of cyclical patterns by operating in a wide range of engine thrust classes and by extending maintenance business in all sectors involving stationary and aviation turbines.

Furthermore, MTU Group companies are also exposed to risks from fire, business interruption and aviation liability. In addition to other security measures, these risks are also covered by insurance policies and specific liability exemption declarations.

The financial information included in the management report relating to future periods is supported by the company's forecasts. These forecasts have been made available to us and appear reasonable.

It can be stated in summary that the group management report taken as a whole provides an appropriate impression of the Group's economic situation and the risks associated with future development.

Aufgrund des zyklischen Nachfrageverlaufs im zivilen Seriengeschäft als auch infolge von unvorhersehbaren Ereignissen wie die am 11. September 2001 erfolgten Terroranschläge auf die internationale Luftfahrt bestehen bei den Gesellschaften des MTU-Konzerns Umsatzrisiken durch mögliche Triebwerkstornierungen und Auftragseinbrüche. Im MTU-Konzern wird diese Entwicklung infolge des zunehmenden Anteils noch länger laufender Triebwerksprogramme durch eine Verlagerung vom Serien- zum Bestandsmarkt mit hohem Ersatzteil- und Instandsetzungsbedarf stetig abgemildert. Die Geschäftsführung der Muttergesellschaft MTU-M ist sich dieser Risiken bewusst und wirkt dem zyklischen Marktverlauf sowohl durch den breiten Schubklassenmix als auch durch den Ausbau des Instandsetzungsgeschäfts in allen Segmenten der stationären und fliegenden Turbinen entgegen.

Darüber hinaus könnte bei den Gesellschaften des MTU-Konzerns eine Bestandsgefährdung durch Feuer, Betriebsunterbrechung sowie aus der Luftfahrthaftpflicht entstehen. Zusätzlich zu den bestehenden Sicherheitsvorkehrungen sind derartige Risiken durch Versicherungen bzw. Haftungsfreistellungen abgesichert.

Die prospektiven Aussagen der Geschäftsführung im Lagebericht sind durch Planungsrechnungen unterlegt. Die uns vorgelegten Planungsrechnungen und die zugrundegelegten Annahmen erscheinen plausibel.

Zusammenfassend ist festzustellen, dass der Konzernlagebericht insgesamt eine zutreffende Vorstellung von der Lage des Konzerns vermittelt und die voraussichtliche Entwicklung sowie die Risiken der künftigen Entwicklung des Konzerns zutreffend darstellt.

C. Performance of the audit

I. The object of the audit

We have audited the consolidated financial statements and group management report for the year ended December 31, 2002 as well as the risk monitoring system set up by MTU group in analogy with § 91 of the German Stock Corporation Act (AktG). The preparation of the consolidated financial statements and group management report in accordance with German commercial law (§§ 290 et seq. HGB) as well as explanations and evidence provided to us are the responsibility of the group parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and the group management report, based on our audit and the explanations and evidence provided to us.

Our audit of the consolidated financial statements only covers compliance with other legal regulations to the extent that these other legal regulations would normally affect the consolidated financial statements or the group management report.

II. Nature and scope of audit procedures

We conducted our audit of the consolidated financial statements in accordance with § 316 et seq. HGB and the generally accepted standards for the audit of financial statements as promulgated by the Institut der Wirtschaftsprüfer (IDW) [German Institute of Public Accountants]. Those standards require that we plan and perform the audit such that material misstatements affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German accounting principles and in the group management report are detected with reasonable assurance. The effectiveness of the internal control system and the evidence supporting the disclosures in the consolidated financial statements and in the group management report are examined primarily on a test basis within the framework of the audit. The audit also includes an assessment of the individual company financial statements included in consolidated financial statements, the scope of the reporting entity, the accounting and consolidation principles used, the significant estimates made by management as well as of the overall presentation of the consolidated financial statements and group management report. We have confirmed that the financial statements of unaudited consolidated companies comply with applicable legal provisions and, in accordance with § 317 (3) sentence 1 HGB, have audited any adjustments required on consolidation. We believe that our audit provides a reasonable basis for our opinion.

We first of all defined our audit strategy on the basis of a risk and system-oriented audit approach. This is based on an assessment of the business environment, information provided by management on the main aims, strategies and business risks of the Group, analytical audit procedures in order to estimate the audit risks and to arrive at a preliminary understanding of the Group's situation, a

C. Durchführung der Prüfung

I. Gegenstand der Prüfung

Wir haben den Konzernabschluss und den Konzernlagebericht sowie das in analoger Anwendung von § 91 AktG eingerichtete Risikofrüherkennungssystem der MTU-Gruppe, für das zum 31. Dezember 2002 endende Geschäftsjahr geprüft. Die Aufstellung von Konzernabschluss und Konzernlagebericht nach den deutschen handelsrechtlichen Vorschriften (§§ 290 ff. HGB) sowie die uns erteilten Aufklärungen und Nachweise liegen in der Verantwortung der Geschäftsführung des Mutterunternehmens. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung und der uns erteilten Aufklärungen und Nachweise ein Urteil über den Konzernabschluss und den Konzernlagebericht abzugeben.

Die Prüfung der Einhaltung anderer gesetzlicher Vorschriften gehört nur insoweit zu den Aufgaben der Konzernabschlussprüfung, als sich aus diesen anderen Vorschriften üblicherweise Rückwirkungen auf den Konzernabschluss oder den Konzernlagebericht ergeben.

II. Art und Umfang der Prüfungsdurchführung

Bei der Durchführung unserer Konzernabschlussprüfung haben wir die Vorschriften der §§ 316 ff. HGB und die vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung beachtet. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Konzernabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Konzernlagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Im Rahmen der Prüfung werden die Wirksamkeit des internen Kontrollsystems sowie Nachweise für die Angaben in Konzernabschluss und Konzernlagebericht auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Ordnungsmäßigkeit der in den Konzernabschluss einbezogenen Jahresabschlüsse, der Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungs- und Konsolidierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses und des Konzernlageberichts. Bei den in den Konzernabschluss einbezogenen ungeprüften Jahresabschlüssen haben wir die Übereinstimmung mit den gesetzlichen Vorschriften und die konsolidierungsbedingten Anpassungen gemäß § 317 Abs. 3 Satz 1 HGB geprüft. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unser Prüfungsurteil bildet.

Auf der Grundlage eines risiko- und systemorientierten Prüfungsansatzes haben wir zunächst eine Prüfungsstrategie erarbeitet. Diese basiert auf einer Einschätzung des Umfeldes des Konzerns, Auskünften der Geschäftsführung über die wesentlichen Ziele, Strategien und Geschäftsrisiken des Konzerns, analytischen Prüfungshandlungen zur Einschätzung von Prüfungsrisiken und zur

preliminary assessment of the risk of significant misstatements in the financial statements arising from errors and violations, and a general assessment of the Group's internal control and risk management systems. Our findings with regard to the audits of the previous year's financial statements of the consolidated entities were also taken into account. In order to determine the main emphases of the audit, critical audit objectives were then identified and an audit program developed. This audit program defines the approach and main emphases of the group audit, as well as the nature and scope of the audit procedures. In parallel, the timing of the audit and the deployment of the staff are also planned.

The critical audit objectives identified in our group audit strategy resulted in the following main audit focuses:

- the scope of the reporting entity
- the appropriateness of the individual company financial statements included in the consolidated financial statements
- capital consolidation
- the audit of other consolidation procedures
- the reasonableness of forward-looking data in the group management report

Audit evidence was obtained by performing systems and function tests, analytical review procedures and substantive testing of transactions.

Our approach to the assessment of the internal control system of the parent company and the consolidated companies is audited as follows: Starting with external factors, the Company's objectives, its business strategy and control and monitoring processes at the company level, we then analyzed the business processes. In this second step of the process analysis. We evaluated if and to what extent the significant business risks which would impact on our audit risks were reduced by the design of the Company's operational processes and its control and monitoring systems.

We audited the annual financial statements at December 31, 2002 of all of the consolidated German companies. These audits were performed in accordance with the principles of §§ 316 et seq. HGB.

vorläufigen Beurteilung der Lage des Konzerns einer vorläufigen Einschätzung des Risikos wesentlicher falscher Angaben im Konzernabschluss aufgrund von Unrichtigkeiten und Verstößen sowie einer grundsätzlichen Beurteilung des internen Kontrollsystems und Risikomanagements im Konzern. Es wurden auch unsere Feststellungen aus der vorangegangenen Jahresabschlussprüfung der einbezogenen Gesellschaften berücksichtigt. Zur Festlegung von Prüfungsschwerpunkten sind daraufhin kritische Prüfungsziele identifiziert und ein Prüfungsprogramm entwickelt worden. In diesem Prüfungsprogramm sind der Ansatz und die Schwerpunkte der Konzernprüfung sowie die Art und der Umfang der Prüfungshandlungen festgelegt. Dabei wird auch die zeitliche Abfolge der Prüfung und der Mitarbeitereinsatz geplant.

Die in unserer Prüfungsstrategie identifizierten kritischen Prüfungsziele führten zu folgenden Schwerpunkten der Konzernabschlussprüfung:

- Abgrenzung des Konsolidierungskreises
- Ordnungsmäßigkeit der in den Konzernabschluss einbezogenen Jahresabschlüsse
- Kapitalkonsolidierung
- Prüfung der übrigen Konsolidierungsmaßnahmen
- Plausibilität der prognostischen Angaben im Konzernlagebericht

Die Prüfungshandlungen zur Erlangung von Prüfungsnachweisen umfassten System- und Funktionstests, analytische Prüfungshandlungen sowie Einzelfallprüfungen.

Bei der Beurteilung des rechnungslegungsbezogenen internen Kontrollsystems des Mutterunternehmens und der einbezogenen Tochterunternehmen sind wir wie folgt vorgegangen: Ausgehend von den externen Faktoren, den Unternehmenszielen, der Geschäftsstrategie und den Steuerungs- und Überwachungsprozessen auf der Unternehmensebene analysierten wir anschließend die Geschäftsprozesse. In diesem zweiten Schritt der Prozessanalyse beurteilten wir, inwieweit die wesentlichen Geschäftsrisiken, die einen Einfluss auf unser Prüfungsrisiko haben, durch die Gestaltung der Betriebsabläufe und der Kontroll- und Überwachungsmaßnahmen vermindert werden.

Die Jahresabschlüsse zum 31. Dezember 2002 der in den Konzernabschluss einbezogenen inländischen Tochterunternehmen haben wir geprüft. Die Prüfungen erfolgten nach den Grundsätzen der §§ 316 ff. HGB.

The financial statements of non-German group companies, prepared in accordance with local provisions, were audited by KPMG firms in the respective countries. One non-German company, which is not material for the Group as a whole, was audited by a non-KPMG firm of auditors. The audits of the adjusted local financial statements of consolidated foreign subsidiaries were performed by the offices of KPMG partner firms using uniform auditing instructions (KPMG Audit Manual). A full restatement to German accounting principles was not performed on the grounds of materiality.

The understanding gained from our audit of the internal control system was taken into account in selecting analytical audit procedures and substantive audit testing.

We carried out our audit, with interruptions, in the months of December 2003 and January 2004 (up to January 28, 2004).

All information and supporting documentation requested by us have been provided. The legal representatives of the group parent company and of subsidiaries fulfilled the duties stipulated by § 320 (3) HGB (presentation of relevant statements and information). The Executive Management of the group parent company has supplied us with a representation letter confirming the completeness of the consolidated financial statements and group management report.

Im Ausland wurden die nach den jeweiligen landesrechtlichen Vorschriften aufgestellten Jahresabschlüsse durch die KPMG-Gesellschaften in den einzelnen Ländern geprüft. In einem Ausnahmefall erfolgte die Prüfung bei einer Gesellschaft von untergeordneter Bedeutung durch einen fremdem Abschlussprüfer. Die Prüfung der dem Konzernabschluss zugrunde gelegten Abschlüsse ausländischer Tochterunternehmen führten die ausländischen KPMG-Partnergesellschaften unserer Gesellschaft nach einheitlichen Prüfungsanweisungen sowie -grundsätzen (KPMG Audit Manual) durch. Auf eine vollständige Überleitung hinsichtlich Bewertung auf die deutschen handelsrechtlichen Vorschriften wurde aus Wesentlichkeitsgründen verzichtet.

Die Erkenntnisse der Prüfung des internen Kontrollsystems wurden bei der Auswahl der analytischen Prüfungshandlungen und der Einzelfallprüfungen berücksichtigt.

Wir haben die Prüfung in den Monaten Dezember 2003 und Januar 2004 (bis zum 28. Januar 2004) durchgeführt.

Alle von uns erbetenen Aufklärungen und Nachweise sind erteilt worden. Den in § 320 Abs. 3 HGB geregelten Vorlage-, Duldungs- und Auskunftspflichten sind die gesetzlichen Vertreter des Mutterunternehmens und der Tochterunternehmen nachgekommen. Die Geschäftsführung des Mutterunternehmens hat uns die Vollständigkeit des Konzernabschlusses und des Konzernlageberichts schriftlich bestätigt.

D. Findings concerning the overall meaningfulness of the group accounting and reporting

I. Group reporting entity and reporting date

The group reporting entity has been appropriately determined and disclosed in the notes to the consolidated financial statements (separate List of Investments pursuant to § 313 (2) HGB). Accounting rules relating to the non-inclusion of subsidiaries (§§ 295, 296 HGB), proportionate consolidation (§ 310 HGB) and the use of "at equity" accounting (§ 311 HGB) have been complied with. The materiality criteria applied in the previous year to determine the scope of the reporting entity are unchanged.

The group reporting entity comprises, in addition to MTU-M, four German and six non-German companies.

The main changes to the group reporting entity compared to the previous year were as follows:

- MTU-M acquired control over the financial and operating policies of ATENA following the acquisition of the remaining 50 % of shares. ATENA and ATENA Eng. were therefore fully consolidated for the first time.
- Following the acquisition of the remaining 50 % of Vericor, this investment has been fully consolidated in 2002 (previously consolidated on a proportionate basis).
- MTU-AVG was sold to another DCAG Group company with effect from January 1, 2002 and has therefore been deconsolidated at a MTU Group level.

Comparability with the previous year is not significantly impaired by these changes.

Five subsidiaries of MTU-M were not consolidated, namely

- one German subsidiary which serves as the vehicle for a pension plan, the assets of which are tied; the ability of the group parent company to control these assets and the decisions of the management of that entity are permanently restricted;
- four subsidiaries which, individually and on an aggregated basis, are not material for the fair presentation of the Group's net assets, financial position and results of operations.

D. Feststellungen zur Konzernrechnungslegung

I. Konsolidierungskreis und Konzernabschlussstichtag

Der Kreis der in den Konzernabschluss einbezogenen Unternehmen ist zutreffend ermittelt und im Konzernanhang (Aufstellung des Anteilsbesitzes gemäß § 313 Abs. 2 HGB) dargestellt. Die Vorschriften zur Nichteinbeziehung (§§ 295, 296 HGB), zur Quotenkonsolidierung (§ 310 HGB) und zur Equity-Bilanzierung (§ 311 HGB) wurden beachtet. Bei der Abgrenzung des Konsolidierungskreises sind die im Vorjahr angewendeten Wesentlichkeitsmaßstäbe unverändert angewendet worden.

Neben der MTU-M umfasst der Kreis der konsolidierten Gesellschaften vier inländische und sechs ausländische Gesellschaften.

Gegenüber dem Vorjahr haben sich folgende wesentliche Änderungen im Konsolidierungskreis ergeben:

- Im Zusammenhang mit den im Berichtsjahr erworbenen übrigen 50 % der Anteile an der ATENA hat die MTU-M die wirtschaftliche Führung erlangt. Daher werden die ATENA und die ATENA Eng. im Berichtsjahr erstmalig konsolidiert.

- Aufgrund des im Berichtsjahr erfolgten Erwerbs der restlichen 50 % an Vericor wird die bisher quotal konsolidierte Beteiligung nunmehr vollkonsolidiert.

- Die MTU-AVG ist mit Wirkung zum 1. Januar 2002 innerhalb des DCAG-Konzerns veräußert und somit entkonsolidiert worden.

Die Vergleichbarkeit mit dem Vorjahr ist durch diese Veränderungen nicht wesentlich beeinträchtigt.

Nicht in den Konzernabschluss einbezogen sind insgesamt fünf Tochterunternehmen der MTU-M; dabei handelt es sich um

- ein inländisches Tochterunternehmen, das Träger der Altersversorgung und dessen Vermögen zweckgebunden ist; die Ausübung der Rechte des Mutterunternehmens in Bezug auf das Vermögen und die Geschäftsführung ist bei diesem Tochterunternehmen nachhaltig beeinträchtigt;

- vier Tochterunternehmen, die --einzeln und insgesamt-- für die Vermittlung eines den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns von untergeordneter Bedeutung sind.

The investments in associated companies accounted for using the equity method relate to the investments in CSC, MTU Zhuhai and DCR.

The group reporting date corresponds to the financial year-end of the group parent company. None of the significant subsidiaries have divergent financial year-ends.

The carrying amount of the investments in associated companies (based on the Group's share of equity at the reporting date), were in the case of DCR and MTU Zhuhai, financial statements at December 31, 2002 and in the case of CSC, financial statements at November 30, 2002.

II. Appropriateness of the separate entity financial statements included in the consolidated financial statements

The individual entity financial statements included in the consolidated financial statements were audited by us, or in one case, by other external auditors. The financial statements of all significant consolidated entities were issued with unqualified audit reports. The individual entity financial statements have been restated properly, where appropriate, to group accounting policies (HB II). Insignificant accounting policy adjustments were not applied to non-German group companies on the grounds of immateriality.

III. Consolidated financial statements

The consolidated financial statements for the year ended December 31, 2002 presented to us for audit have been derived properly from the individual entity financial statements of group companies. All consolidation entries brought forward from the previous year were rolled forward appropriately. Consolidation methods applied comply with German accounting law and are complete and accurate disclosed in the notes to the consolidated financial statements.

The consolidated balance sheet and consolidated income statement have been prepared in accordance with the provisions of §§ 290 HGB et seq. including generally accepted accounting principles.

The mandatory disclosures presented in the notes to the consolidated financial statements are complete and appropriate.

The group cash flow statement and the statement of changes in group equity have been prepared properly.

Die nach der Equity-Methode bewerteten assoziierten Unternehmen umfassen die Beteiligung an CSC, MTU Zhuhai und DCR.

Der Konzernabschlussstichtag entspricht dem Abschlussstichtag des Mutterunternehmens. Wesentliche Tochterunternehmen mit abweichendem Abschlussstichtag gibt es nicht.

Grundlage für den Ansatz assoziierter Unternehmen mit dem anteiligen Eigenkapital waren für DCR und MTU Zhuhai Abschlüsse zum 31. Dezember 2002, für CSC zum 30. November 2002.

II. Ordnungsmäßigkeit der in den Konzernabschluss einbezogenen Abschlüsse

Die in den Konzernabschluss einbezogenen Abschlüsse sind von uns bzw. in einem Fall von einem anderen Abschlussprüfer geprüft worden. Alle wesentlichen einbezogenen Abschlüsse sind uneingeschränkt bestätigt worden. Die ggf. notwendige Anpassung der Abschlüsse an die im Konzern geltenden Bilanzierungs- und Bewertungsrichtlinien (HB II) ist ordnungsgemäß vorgenommen worden. Unwesentliche Bewertungsanpassungen bei ausländischen Konzerngesellschaften werden wegen Geringfügigkeit nicht vorgenommen.

III. Konzernabschluss

Der uns zur Prüfung vorgelegte Konzernabschluss zum 31. Dezember 2002 wurde ordnungsmäßig aus den Jahresabschlüssen der konsolidierten Unternehmen abgeleitet. Alle Konsolidierungsbuchungen wurden zutreffend fortgeführt. Die angewendeten Konsolidierungsmethoden entsprechen den gesetzlichen Vorschriften; sie sind im Konzernanhang vollständig und richtig dargestellt.

Die Konzernbilanz und Konzerngewinn- und -verlustrechnung sind nach den Vorschriften der §§ 290 ff. HGB einschließlich der Grundsätze ordnungsmäßiger Buchführung aufgestellt.

Die im Konzernanhang gesetzlich geforderten Angaben sind vollständig und zutreffend.

Die Kapitalflussrechnung und die Entwicklung des Konzern-Eigenkapitals sind ordnungsmäßig aufgestellt.

IV. Group management report

The group management report prepared by management complies with German legal provisions. The group management report is consistent with the consolidated financial statements and our audit findings. It presents an appropriate impression of the Group's financial position. As a result of our audit, we conclude that the group management report suitably presents the risks of future development, and that the disclosures required by § 315 (2) HGB are complete and accurate.

IV. Konzernlagebericht

Der Konzernlagebericht der Geschäftsführung entspricht den gesetzlichen Vorschriften. Der Konzernlagebericht steht im Einklang mit dem Konzernabschluss sowie mit den von uns bei der Prüfung gewonnenen Erkenntnissen. Er vermittelt insgesamt eine zutreffende Vorstellung von der Lage des Konzerns. Unsere Prüfung hat zu dem Ergebnis geführt, dass im Konzernlagebericht die wesentlichen Risiken der künftigen Entwicklung zutreffend dargestellt sind, und dass die Angaben nach § 315 Abs. 2 HGB vollständig und zutreffend sind.

E. Assessment of the overall meaningfulness of the consolidated financial statements

I. Significant accounting policies and changes in accounting policies

The following accounting policy options have been applied in the consolidated financial statements:

- where income from public sector grants relates to specific items of property, plant and equipment, it is offset by MTU-BB against the acquisition cost of the related assets. Where the grants relate to pooled parts, they are recognized immediately as income.

- investment grants received during the year under report by MTU-BB in connection with intangible assets (acquisition of engineering know-how for the CF34) amounting to TEUR 1,185, were also recognized immediately as income.

Measurement bases are unchanged from the previous year and are described in the notes to consolidated financial statements in the section on "Accounting Policies". In the following section, we report on the effect of the selected accounted policies and the use of discretionary financial measures.

The following valuation and consolidation options have been applied consistently in 2001 and 2002:

- The manufacturing cost of work in progress comprises the cost of raw materials and supplies, purchased and manufactured components, measured at weighted average prices. The cost of purchased services is included on the basis of actual purchase prices. Labor is included on the basis of actual cost. Manufacturing overheads, machine set-up and material overheads are included on the basis of hourly rates, computed at the level required for German tax purposes (i.e. excluding overhead costs which are not required to be recognized as a cost component for German tax purposes). For accounting purposes, it would have been possible under German rules, to measure inventories at direct cost. The measurement basis selected, however, also takes account of tax requirements. Measuring inventories at direct cost would give rise to a lower carrying amount for work in progress.

- Differences arising on the elimination of intergroup balances were recorded as income or expense.

- Deferred tax assets in accordance with § 274 (2) HGB were not recognized.

- Goodwill on consolidation is amortized over a period of 15 years in accordance with § 309 (1) HGB.

E. Stellungnahme zur Gesamtaussage des Konzernabschlusses

I. Wesentliche Bewertungsgrundlagen und wesentliche Änderungen in den Bewertungsgrundlagen

Im Konzernabschluss sind folgende Ansatzwahlrechte ausgeübt:

- Öffentlich gewährte Investitionszuschüsse werden von der MTU-BB anschaffungskostenmindernd behandelt, soweit es sich bei den geförderten Gütern um Gegenstände des Sachanlagevermögens handelt. Soweit die Investitionszuschüsse Poolteile betreffen, erfolgt dagegen eine sofortige ergebniswirksame Vereinnahmung der Zuschüsse.

- Für die im Berichtsjahr der MTU-BB gewährten Investitionszuschüsse für das immaterielle Anlagevermögen (Technologieerwerb CF34) in Höhe von TEUR 1.185 hat ebenfalls eine sofortige Ergebnisvereinnahmung stattgefunden.

Die Bewertungsgrundlagen des Vorjahres sind unverändert beibehalten; sie sind im Konzernanhang unter "Bilanzierung und Bewertung" erläutert. Im Folgenden berichten wir über ausgewählte Bewertungsgrundlagen und die Ausnutzung von Ermessensspielräumen.

Im Berichtsjahr sind unverändert zum Vorjahr folgende Bewertungswahlrechte sowie Wahlrechte im Rahmen der Konsolidierung in Anspruch genommen worden:

- Bei den Vorräten gehen in die Herstellungskosten der unfertigen Erzeugnisse die Roh-, Hilfs- und Betriebsstoffe sowie die Kauf- und Hausteile zu gewogenen Durchschnittspreisen und die Fremdleistungen zu Einstandspreisen ein. Der Fertigungslohn wird nach effektivem Anfall, die Fertigungsgemeinkosten und die Arbeitsvorbereitungs- und Materialgemeinkosten werden mit differenzierten Verrechnungssätzen, die um die nicht aktivierungspflichtigen Gemeinkostenbestandteile auf steuerliche Herstellkosten zurückgeführt werden, erfasst. Handelsrechtlich wäre auch eine Bewertung ausschließlich mit den Einzelkosten zulässig, die gewählte Bewertung wird zugleich den steuerlichen Erfordernissen gerecht. Bei einem Ansatz ausschließlich zu Einzelkosten würde sich ein niedrigerer Bilanzwert der unfertigen Erzeugnisse ergeben.

- Differenzen aus der Schuldenkonsolidierung werden erfolgswirksam behandelt.

- Aktive latente Steuern nach § 274 Abs. 2 HGB werden nicht angesetzt.

- Aktivierte Geschäfts- oder Firmenwerte nach § 309 Abs. 1 HGB werden innerhalb von 15 Jahren abgeschrieben.

- Balance sheet items in the foreign currency financial statements of group companies are translated at the closing exchange rate. Income and expense items in foreign currency financial statements of group companies are translated using average quarterly rates. The difference arising from using the closing rate and average quarterly rates is recognized directly in equity.

Within the consolidated balance sheet, accounting options relating to pension provisions and provisions for risks in the order-book have been exercised as follows:

- Risks relating to commercial-sector business and maintenance contracts are computed by comparing expected proceeds with costs incurred up to the balance sheet date plus costs to complete, all at the level of manufacturing cost, based on the order book status at the reporting date. As a general principle, the order-book comprises all firm orders and, in the case of commercial-sector series business, options for which the likelihood of exercise is high. At the balance sheet date, as in the previous year, the assessment of the exercise of options and binding offers take account of the on-going difficult financial situation of the airlines involved.

- The pension provisions of German group companies were computed on the basis of the German "Teilwert" method as required by § 6a German Income Tax Act (EstG) and using a fixed discount factor of 6 % and the biometric tables of Dr. Klaus Heubeck issued in 1998. The discount factor used is not based on market interest rates.

- Direct pension commitments of non-German group companies were computed in accordance with local rules and included in the consolidated financial statements at these levels.

II. Discretionary financial measures taken

In the year under report, MTU-H initially purchased six engines, which, in conjunction with a sale and leaseback agreement, it then sold and leased back. In the case of two of these engines, it was necessary to carry out repair work before the sale. These transactions did not give rise to any gains or losses on sale. At the balance sheet date, future financial commitments for these (operating) leases amount to TEUR 23,693.

- Die Umrechnung der in fremder Währung aufgestellten Abschlüsse der einbezogenen Auslandsgesellschaften erfolgte für die Bilanzposten zu Stichtagskursen. In der Gewinn- und Verlustrechnung werden die Aufwendungen und Erträge mit den Quartalsdurchschnittskursen umgerechnet. Der Unterschied zwischen Stichtags- und Quartalsdurchschnittskursen wurde mit dem Eigenkapital verrechnet.

Im Konzernabschluss ist der Ermessenspielraum bei der Ermittlung der Pensionsrückstellungen sowie der Risiken im Auftragsbestand wie folgt ausgeübt:

- Die Risiken aus dem zivilen Seriengeschäft sowie aus den Maintenance-Aufträgen sind durch Gegenüberstellung der voraussichtlich zu erzielenden Erlöse und der bis zum Bilanzstichtag angefallenen sowie der noch zu erwartenden Herstellungskosten unter Zugrundelegung des Auftragsbestands zum Bilanzstichtag ermittelt worden. Der Auftragsbestand umfasst grundsätzlich sämtliche vorliegenden Festbestellungen sowie im zivilen Seriengeschäft auch diejenigen Optionen, mit deren Ausübung mit hoher Wahrscheinlichkeit zu rechnen ist. Zum Bilanzstichtag wurde wie im Vorjahr bei der Einschätzung der Ausübung von Optionen und bindenden Angeboten der anhaltend schwierigen Situation der Airlines Rechnung getragen.

- Die Rückstellungen für Pensionen bei den inländischen Konzerngesellschaften wurden für handelrechtliche Zwecke nicht unter Berücksichtigung eines marktüblichen Zinssatzes sondern auf Basis des Teilwertverfahrens im Sinne von § 6a EStG unter Zugrundelegung eines Rechnungszinsfußes von 6 % sowie der Richttafeln 1998 von Dr. Klaus Heubeck ermittelt.

- Unmittelbare Versorgungszusagen bei ausländischen Konzerngesellschaften sind nach landesrechtlichen Vorschriften ermittelt und in den Konzernabschluss übernommen worden.

II. Sachverhaltsgestaltende Maßnahmen

Die MTU-H hat im Berichtsjahr sechs Triebwerke im Rahmen eines sale and leaseback-Geschäfts zunächst gekauft, anschließend verkauft und wieder zurückgeleast. Bei zwei Triebwerken war vor dem Weiterverkauf eine Instandsetzung notwendig. Aus diesen Transaktionen hat sich im Berichtsjahr kein Veräußerungsgewinn bzw. -verlust ergeben; die zukünftigen finanziellen Verpflichtungen aus diesen Operating-Leasingverhältnissen belaufen sich auf TEUR 23.693.

III. Conclusion on the overall meaningfulness of the consolidated financial statements

The accounting policy options applied in the consolidated financial statements at December 31, 2002 correspond, in like situations, to those used in the previous year.

The consolidated financial statements include a number of significant areas of judgment, described in detail in section E.I. of this report, which take account of forward-looking data and estimates. The overall effect of these areas on the fair presentation of the consolidated financial statements cannot be quantified definitively since representative comparable amounts cannot be determined.

The discretionary financial measures described in section E.II. of this report have contributed positively to the liquidity of the Group.

Having considered the accounting policies and discretionary financial measures described above, we come to the conclusion that the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German accounting principles.

III. Feststellung zur Gesamtaussage des Konzernabschlusses

Die bei der Aufstellung des Konzernabschlusses zum 31. Dezember 2002 ausgeübten Bilanzierungs- und Bewertungswahlrechte entsprechen --bei gleichen Sachverhalten-- denjenigen des Vorjahres.

Der Konzernabschluss enthält einige wesentliche, im Berichtsabschnitt E.I. einzeln dargestellte Ermessensspielräume, die auf die Notwendigkeit von Prognosen und Schätzungen zurückzuführen sind. Ihre Gesamtwirkung auf die Gesamtaussage des Konzernabschlusses kann mangels Bestimmbarkeit repräsentativer Vergleichswerte nicht eindeutig quantifiziert werden.

Die im Berichtsabschnitt E.II. benannten sachverhaltsgestaltenden Maßnahmen haben insgesamt zu einer Erhöhung der Liquidität des Konzerns beigetragen.

In Gesamtwürdigung der zuvor beschriebenen Bewertungsgrundlagen und sachverhaltsgestaltenden Maßnahmen sind wir der Überzeugung, dass der Konzernabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft vermittelt.

F. Independent Auditors' Report

We have issued the following unqualified auditors' report as shown in Appendix 7:

"Independent Auditors' Report:

We have audited the consolidated financial statements and group management report of MTU Aero Engines GmbH, Munich, for the year ended December 31, 2002. The preparation of the consolidated financial statements and group management report in accordance with German commercial law is the responsibility of the Executive Management of the group parent company. Our responsibility is to express an opinion on the consolidated financial statements and the group management report, based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that material misstatements affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German accounting principles and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system relating to the accounting system and the evidence supporting the disclosures in the consolidated financial statements and in the group management report are examined primarily on a test basis within the framework of the audit. The audit also includes an assessment of the individual company financial statements included in consolidated financial statements, the scope of the reporting entity, the accounting and consolidation principles used, the significant estimates made by management as well as of the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

F. Bestätigungsvermerk

Den uneingeschränkten Bestätigungsvermerk gemäß Anlage 7 haben wir wie folgt erteilt:

"Bestätigungsvermerk des Abschlussprüfers:

Wir haben den von der MTU Aero Engines GmbH, München, aufgestellten Konzernabschluss und den Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 geprüft. Die Aufstellung von Konzernabschluss und Konzernlagebericht nach den deutschen handelsrechtlichen Vorschriften liegt in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss und den Konzernlagebericht abzugeben.

Wir haben unsere Konzernabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Konzernabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Konzernlagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Konzernabschluss und Konzernlagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Jahresabschlüsse der in den Konzernabschluss einbezogenen Unternehmen, der Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungs- und Konsolidierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses und des Konzernlageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German accounting principles. On an overall basis, the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Munich, January 28, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

signed Höfer	signed Harrieder
Wirtschaftsprüfer	Wirtschaftsprüfer"

Munich, January 28, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Höfer	Harrieder
Wirtschaftsprüfer	Wirtschaftsprüfer

If the consolidated financial statements and/or group management report are published or made available to third parties in a version other than the one on which we have issued our audit opinion (including translations into other languages) it is necessary to obtain our written agreement, in such cases where our audit opinion is quoted or where a reference is made to our audit; we refer in particular to § 328 of the German Commercial Code.

Nach unserer Überzeugung vermittelt der Konzernabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns. Der Konzernlagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar.

München, den 28. Januar 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

gez. Höfer — Wirtschaftsprüfer

gez. Harrieder — Wirtschaftsprüfer"

München, den 28. Januar 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Höfer
Wirtschaftsprüfer

Harrieder
Wirtschaftsprüfer

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft – Berlin und Frankfurt a. M. – Wirtschaftsprüfungsgesellschaft Siegel

---

Bei Veröffentlichungen oder Weitergabe des Konzernabschlusses und/oder des Konzernlageberichts in einer von der bestätigten Fassung abweichenden Form (einschließlich der Übersetzung in andere Sprachen) bedarf es zuvor unserer erneuten Stellungnahme, sofern hierbei unser Bestätigungsvermerk zitiert oder auf unsere Prüfung hingewiesen wird; wir weisen insbesondere auf § 328 HGB hin.

Appendices

Anlagen

KPMG

Appendices

Consolidated balance sheet at December 31, 2002	**1**
Consolidated income statement for the year ended December 31, 2002	**2**
Notes to the consolidated financial statements 2002 (including list of investments)	**3**
Group Equity	**4**
Group cash flow	**5**
Group Management Report	**6**
Independent Auditors' Report	**7**
Analysis of consolidated balance sheet at December 31, 2002 (MTU-M and other group entities)	**8**
Analysis of consolidated balance sheet at December 31, 2001 (MTU-M and other group entities)	**9**
Analysis of consolidated income statement for the year ended December 31, 2002 (MTU-M and other group entities)	**10**
Analysis of consolidated income statement for the year ended December 31, 2001 (MTU-M and other group entities)	**11**
General Engagement Terms	**12**

KPMG

Anlagen

Konzernbilanz zum 31. Dezember 2002 **1**

Konzern-Gewinn- und Verlustrechnung für die Zeit vom 1. Januar bis 31. Dezember 2002 **2**

Konzernanhang für das Geschäftsjahr 2002
(einschließlich der Aufstellung des Anteilsbesitzes) **3**

Konzern-Eigenkapital **4**

Konzern-Cash Flow **5**

Konzernlagebericht **6**

Bestätigungsvermerk des Abschlussprüfers **7**

Aufgliederung der Konzernbilanz zum 31. Dezember 2002 auf MTU-M
und die übrigen Konzernunternehmen **8**

Aufgliederung der Konzernbilanz zum 31. Dezember 2001 auf MTU-M
und die übrigen Konzernunternehmen **9**

Aufgliederung der Konzern-Gewinn- und Verlustrechnung für die Zeit vom
1. Januar bis 31. Dezember 2002 auf MTU-M und die übrigen Konzernunternehmen **10**

Aufgliederung der Konzern-Gewinn- und Verlustrechnung für die Zeit vom
1. Januar bis 31. Dezember 2001 auf MTU-M und die übrigen Konzernunternehmen **11**

Allgemeine Auftragsbedingungen **12**

MTU Aero Engines GmbH - Consolidated Balance Sheet

Thousands of Euro

	Notes	December 31, 2002		December 31, 2001
ASSETS				
Non-current assets				
Intangible assets	(1)	54.380		16.481
Property, plant and equipment, net	(2)	208.348		211.874
Financial assets	(3)	281.995		275.940
			544.723	504.295
Current assets				
Inventories	(4)	445.099		549.292
Advance payments received	(5)	-255.129		-252.912
		189.970		296.380
Receivables	(6)	696.548		801.207
Other assets	(7)	13.379		50.665
Cash and cash equivalents	(8)	14.246		30.223
			914.143	1.178.475
Prepaid expenses and deferred taxes	(9)		3.610	4.156
			1.462.476	1.686.926
SHAREHOLDER'S EQUITY AND LIABILITIES				
Shareholder's Equity				
Capital stock	(10)	80.068		80.068
Additional paid-in capital	(11)	13.559		13.559
Retained earnings	(12),(13)	-22.280		9.458
			71.347	103.085
Accrued liabilities				
Accrued pension liabilities	(14)	234.653		216.024
Other accrued liabilities	(15)	691.751		817.239
			926.404	1.033.263
Liabilities				
Advance payments received	(16)	69.970		0
Financial liabilities	(17)	11.974		16.297
Trade liabilities	(18)	207.161		311.455
Other liabilities	(19)	175.607		222.813
			464.712	550.565
Deferred income	(20)		13	13
			1.462.476	1.686.926

MTU Aero Engines GmbH - Konzernbilanz

in Tausend Euro

	Anhang	Stand am 31.12.2002		Stand am 31.12.2001
AKTIVA				
Anlagevermögen				
Immaterielle Vermögensgegenstände	(1)	54.380		16.481
Sachanlagen	(2)	208.348		211.874
Finanzanlagen	(3)	281.995		275.940
			544.723	504.295
Umlaufvermögen				
Vorräte	(4)	445.099		549.292
Erhaltene Anzahlungen	(5)	-255.129		-252.912
		189.970		296.380
Forderungen	(6)	696.548		801.207
Sonstige Vermögensgegenstände	(7)	13.379		50.665
Zahlungsmittel	(8)	14.246		30.223
			914.143	1.178.475
Rechnungsabgrenzungsposten und Latente Steuern	(9)		3.610	4.156
			1.462.476	1.686.926
PASSIVA				
Eigenkapital				
Gezeichnetes Kapital	(10)	80.068		80.068
Kapitalrücklage	(11)	13.559		13.559
Gewinnrücklagen	(12),(13)	-22.280		9.458
			71.347	103.085
Rückstellungen				
Rückstellungen für Pensionen	(14)	234.653		216.024
Übrige Rückstellungen	(15)	691.751		817.239
			926.404	1.033.263
Verbindlichkeiten				
Erhaltene Anzahlungen auf Bestellungen	(16)	69.970		0
Finanzverbindlichkeiten	(17)	11.974		16.297
Verbindlichkeiten aus Lieferungen und Leistungen	(18)	207.161		311.455
Übrige Verbindlichkeiten	(19)	175.607		222.813
			464.712	550.565
Rechnungsabgrenzungsposten	(20)		13	13
			1.462.476	1.686.926

MTU Aero Engines GmbH - Consolidated Statement of Income 2002

Thousands of Euro

	Notes	2002	2001
Revenues	(21)	2.296.861	2.516.929
Cost of sales	(22)	1.980.258	2.262.515
Gross margin		316.603	254.414
Selling expenses	(23)	73.704	58.236
General administrative expenses	(24)	44.569	39.125
Other operating income	(25)	170.152	100.418
Other operating expenses	(26)	126.004	154.077
Financial result	(27)	14.445	36.801
Income from ordinary activities		256.923	140.195
Extraordinary income	(28)	0	249.621
Extraordinary expenses	(28)	0	164.866
Extraordinary items, net		0	84.755
Income taxes	(29)	59.739	97.912
Minority interest (share of loss)		0	2.410
Net income before profit and loss transfer agreement		197.184	129.448
Expense for profit transfer	(30)	220.098	157.755
Loss after profit and loss transfer agreement		-22.914	-28.307
Translation differences		3.054	5
Transfer from retained earnings		19.860	28.302
Unappropriated Profit of MTU Aero Engines		0	0

MTU Aero Engines GmbH - Konzern-Gewinn- und Verlustrechnung

in Tausend Euro

	Anhang	2002	2001
Umsatzerlöse	(21)	2.296.861	2.516.929
Umsatzkosten	(22)	1.980.258	2.262.515
Bruttoergebnis vom Umsatz		316.603	254.414
Vertriebskosten	(23)	73.704	58.236
Allgemeine Verwaltungskosten	(24)	44.569	39.125
Sonstige betriebliche Erträge	(25)	170.152	100.418
Sonstige betriebliche Aufwendungen	(26)	126.004	154.077
Finanzergebnis	(27)	14.445	36.801
Ergebnis der gewöhnlichen Geschäftstätigkeit		256.923	140.195
Außerordentliche Erträge	(28)	0	249.621
Außerordentliche Aufwendungen	(28)	0	164.866
Außerordentliches Ergebnis		0	84.755
Steuern vom Einkommen und vom Ertrag	(29)	59.739	97.912
Auf konzernfremde Gesellschafter entfallender Verlust		0	2.410
Überschuss vor Ergebnisabführung		197.184	129.448
Aufwendungen aufgrund eines Ergebnisabführungsvertrages	(30)	220.098	157.755
Fehlbetrag nach Ergebnisabführung		-22.914	-28.307
Währungsdifferenzen		3.054	5
Entnahmen aus den Gewinnrücklagen		19.860	28.302
Bilanzgewinn der MTU Aero Engines		0	0

Basis of preparation

The consolidated financial statements, consisting of consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and consolidated statement of cash flow, have been prepared in accordance with the accounting provisions of the German Commercial Code and are shown in thousands of Euro (T€), with the exception of sales figures, which are disclosed in millions of Euro (M€). Items aggregated in the balance sheet and statement of income are shown separately in the Notes and explained where necessary.

Accounting Policies

Accounting policies are unchanged from the previous year. Assets and liabilities reported in the consolidated balance sheet are, where circumstances are identical throughout the Group, valued uniformly in line with the accounting policies of the parent company.

Intangible assets are stated at acquisition cost less scheduled depreciation. Goodwill on consolidation, resulting from an extension to the Group, is amortized on a straight-line basis over a period of 15 years.

Property, plant and equipment are valued initially at acquisition or manufacturing cost. Manufacturing cost comprises direct costs as well as attributable material and manufacturing overheads, including depreciation. Repair expenses are charged directly to the statement of income in the period in which they are incurred. Property, plant and equipment are removed from the consolidated balance sheet on disposal.

Property, plant and equipment are depreciated systematically using useful lives which comply with German tax rules. Depreciation commences from the date on which the relevant asset ready for service.

Scheduled depreciation on property, plant and equipment is based normally on the following useful lives:

	%	Years
Buildings	2% - 4%	25 - 50
Light-weight constructions	10%	10
Site improvements	5% - 10%	10 - 20
Technical equipment and machinery	10% - 20%	5 - 10
Other facilities, factory and office equipment	6% - 33%	3 - 15

Depreciation on buildings is computed using the maximum rates permitted for German tax purposes.

Movable assets which have a useful life of six years or more are depreciated using the reducing balance method. Depreciation reverts to the straight-line method as soon as spreading the net book value over the remaining useful life leads to a higher depreciation expense.

In accordance with tax simplification rules, items acquired during the first half of the year are subject to a full-year's depreciation expense and items acquired during the second half of the year are subject to a half-year's depreciation expense. Low value assets with acquisition cost up to 410,00 EURO are expensed in full in the year of acquisition.

Investments in non-consolidated companies, related companies and other financial assets are valued at cost, or in the case of impairment, at their lower fair value. Non-interest bearing loans are written down to their present value.

Associated companies are valued at equity, or, if they are not material to the consolidated balance sheet, financial position and results of operations of the Group, at cost.

Grundlagen und Methoden

Der Konzernabschluss der MTU Aero Engines GmbH, bestehend aus der Konzernbilanz, der Konzern-Gewinn- und Verlustrechnung, der Entwicklung des Eigenkapitals sowie dem Konzern-Cash-Flow wird nach handelsrechtlichen Rechnungslegungsvorschriften aufgestellt und in Tausend Euro (T€) ausgewiesen, mit Ausnahme der Erläuterungen zu den Umsatzerlösen, die in Millionen Euro (M€) dargestellt werden. Die in der Bilanz und in der Gewinn- und Verlustrechnung zusammengefassten Posten sind im Anhang gesondert aufgeführt und erläutert.

Bilanzierung und Bewertung

Die Bilanzierungs- und Bewertungsmethoden haben wir im Berichtsjahr unverändert beibehalten. Vermögensgegenstände und Schulden im konsolidierten Abschluss sind, soweit gleiche Sachverhalte im Konzern vorliegen, einheitlich wie bei der Obergesellschaft bewertet.

Immaterielle Vermögensgegenstände werden zu Anschaffungskosten bewertet und planmäßig über die jeweilige Nutzungsdauer abgeschrieben. Firmenwerte aus der Kapitalkonsolidierung, die aus der Erweiterung des Konzerns stammen, werden linear über 15 Jahre abgeschrieben.

Sachanlagen werden zunächst mit den Anschaffungs- oder Herstellungskosten bewertet. Die Herstellungskosten selbsterstellter Anlagen umfassen die zurechenbaren Material- und Fertigungsgemeinkosten einschließlich Abschreibungen. Erhaltungsaufwendungen werden im Jahr des Anfalls aufwandswirksam verrechnet. Sachanlagen gehen aus der konsolidierten Bilanz ab, wenn sie außer Gebrauch genommen werden.

Sachanlagen werden gemäß den steuerlich zulässigen Nutzungsdauern abgeschrieben. Die Abschreibung beginnt mit der Betriebsbereitschaft des Wirtschaftsgutes.

Die planmäßigen Abschreibungen auf Sachanlagen basieren auf folgenden Nutzungsdauern:

	%	Jahre
Gebäude	2% - 4%	25 - 50
Leichtbauten	10%	10
Grundstückseinrichtungen	5% - 10%	10 - 20
Maschinen und technische Anlagen	10% - 20%	5 - 10
Betriebs- und Geschäftsausstattung	6% - 33%	3 - 15

Abschreibungen auf Gebäude werden mit den steuerlich höchstzulässigen Sätzen berechnet.

Mobilien mit einer Nutzungsdauer von 6 Jahren und mehr werden grundsätzlich degressiv abgeschrieben. Wir gehen von der degressiven auf die lineare Abschreibungsmethode über, sobald die gleichmäßige Verteilung des Restbuchwertes auf die verbleibende Nutzungsdauer zu höheren Abschreibungsbeträgen führt.

Die Abschreibungen auf Sachanlagenzugänge in der ersten bzw. in der zweiten Jahreshälfte sind in Anlehnung an die steuerliche Vereinfachungsregel mit vollen bzw. halben anteiligen Jahresraten angesetzt worden. Geringwertige Wirtschaftsgüter mit Anschaffungskosten bis 410,00 Euro werden im Anschaffungsjahr voll abgeschrieben.

Die Bewertung der Anteile an nicht konsolidierten verbundenen Unternehmen, Beteiligungen und anderen Finanzanlagen erfolgt zu Anschaffungskosten oder soweit erforderlich, zu niedrigeren Tageswerten. Unverzinsliche Ausleihungen werden mit ihrem Barwert angesetzt.

Assoziierte Unternehmen werden grundsätzlich at Equity bewertet. Soweit sie jedoch von untergeordneter Bedeutung für die Vermögens-, Finanz- und Ertragslage des Konzerns sind, werden sie mit Anschaffungskosten angesetzt.

Raw materials and supplies are valued at the lower of cost or market. Work in process is valued at manufacturing cost, comprising direct costs and indirect material and production overheads, including depreciation. Identifiable specific risks are covered by inventory write-downs or provisions for onerous contracts.

Receivables, other assets, cash and cash equivalents are valued at their nominal value. Non-interest bearing receivables which mature after more than one year from the balance sheet date are discounted to their present value. Identifiable specific risks and the general credit risk are covered by appropriate write-downs. Allowances for losses arising from settlement of accounts are disclosed in other accrued liabilities. Reinstatement write ups for noncurrent and current assets will be carried out as far as applicable.

Accrued pension liabilities relating to the Group's German companies are based on actuarial valuation and have been computed using the German Teilwert method (which is similar to the entry age actuarial cost method) and an interest rate of 6%. Pension obligations for non-German companies are valued in accordance with US GAAP respectively Canadian GAAP based on actuarial calculations. Due to the fact, that such obligations in comparison to the German pension liabilities are not material we did not perform a revaluation for German GAAP purposes.

Accrued taxes and other accrued liabilities are computed using the principles of fair and reasonable valuation. Accrued liabilities for personnel and social obligations, which comprise future benefits arising in yearly installments are computed actuarially using the German Teilwert method and an interest rate of 5,5%.

Provisions are recognized to cover losses or liabilities which are likely to be incurred but which are uncertain as to amount or timing. The amounts recognized represent the best estimate of the liability based on available information.

Restructuring provisions of T€ 199 (PY T€ 1.902) relate primarily to estimated costs to be incurred in connection with restructuring activities at MTU Maintenance Canada Ltd. (PY also MTU Aero Engines GmbH).

Accruals for negative fair values of derivatives are valued by comparing the contractual rates with the fair values of the derivatives at the balance sheet date.

Liabilities are shown at their repayment amounts.

Revenue relating to the sale of goods is recognized when title passes to the customer, which is generally shipment date. There is one exception: in the case of risk and revenue-sharing partnership ("RRSP") arrangements, in which revenue is recognized on the basis of the date products are delivered by the leading partner to the final customer.

Revenue from services is recognized when the services have been performed and accepted by the customer.

Transactions are recorded as extraordinary items when they fall outside of the ordinary activities, i.e. transactions are exceptional for the business by nature and amount and would not provide a true and fair view of the Group's results of operations, if shown as income/expense from ordinary activities.

Income taxes are determined in accordance with the legislation of the countries in which the consolidated entities operate. Deferred tax assets or liabilities are computed on all timing differences between the accounting and tax bases of assets and liabilities. Deferred tax assets are only recognized when they arise from consolidation procedures. Deferred tax liabilities are not recorded on "permanent" timing differences. Deferred tax assets and liabilities are offset when they relate to the same entity.

Roh-, Hilfs- und Betriebsstoffe werden zu Anschaffungskosten oder zu niedrigeren Tageswerten bewertet, die unfertigen Erzeugnisse zu Herstellungskosten, die neben dem Fertigungsmaterial und den Fertigungslöhnen auch Material- und Fertigungsgemeinkosten einschließlich Abschreibungen umfassen. Erkennbaren Verwertungsrisiken wird durch Abschreibungen oder Rückstellungen Rechnung getragen.

Forderungen, Sonstige Vermögensgegenstände und Zahlungsmittel werden mit dem Nennbetrag angesetzt. Soweit sie unverzinslich sind, werden Forderungen mit einer Laufzeit von über einem Jahr abgezinst. Erkennbare Einzelrisiken und allgemeine Kreditrisiken sind durch entsprechende Wertkorrekturen berücksichtigt. Vorsorgen für Abrechnungsrisiken werden in den Sonstigen Rückstellungen ausgewiesen. Wertaufholungen im Anlage- und Umlaufvermögen werden, soweit erforderlich, vorgenommen.

Rückstellungen für Pensionen der deutschen Konzerngesellschaften werden versicherungsmathematisch nach dem Teilwertverfahren (die der entry age actuarial cost method ähnlich ist) mit einem Rechnungszinsfuß von 6 % ermittelt. Pensionsverpflichtungen der ausländischen Konzerngesellschaften werden gemäß US GAAP bzw. Canadian GAAP nach versicherungsmathematischen Regeln bewertet. Nachdem diese Pensionsverpflichtungen im Vergleich zu den inländischen Zusagen unwesentlich sind, haben wir auf eine Umbewertung auf die Teilwertmethode verzichtet.

Steuerrückstellungen und sonstige Rückstellungen sind nach den Grundsätzen vernünftiger kaufmännischer Beurteilung ermittelt. Die Verpflichtungen im Personal- und Sozialbereich werden - soweit sie ratierlich anzusammelnde Zukunftsleistungen betreffen - nach dem Teilwertverfahren und mit einem Zinssatz von 5,5 % berechnet.

Rückstellungen werden für Verluste oder Verpflichtungen gebildet, die voraussichtlich eintreten werden, deren Höhe und Zeitpunkt aber noch mit Ungewissheit behaftet ist. Die bilanzierten Beträge stellen Schätzwerte auf Basis der verfügbaren Informationen dar.

Restrukturierungsrückstellungen in Höhe von T€ 199 (i.V. T€ 1.902) betreffen erwartete Aufwendungen bei der MTU Maintenance Canada (i.V. auch MTU Aero Engines GmbH).

Die Bewertung der Verlustvorsorgen für Kurssicherungsgeschäfte basiert auf dem Vergleich der Sicherungskurse mit dem Stichtagsterminkurs.

Verbindlichkeiten sind mit ihren Rückzahlungsbeträgen angesetzt.

Umsatz aus Warenlieferungen wird bei Gefahrenübergang auf den Kunden gebucht; üblicherweise ist dies bei Auslieferung. Eine Ausnahme besteht bei Risk and Revenue Sharing Verträgen ("RRSP"), bei denen der Umsatz mit Auslieferung durch den Kooperationsführer an den Endkunden realisiert wird.

Umsatz aus Dienstleistungen wird bei Fertigstellung und nach Abnahme durch den Kunden realisiert.

Geschäftsvorfälle werden als außerordentliche Posten ausgewiesen, wenn sie nicht im Rahmen des üblichen Geschäftsbetriebs anfallen; d.h. sofern sie aufgrund ihrer Art und Betragshöhe außergewöhnlich sind und der Ausweis im Ergebnis der gewöhnlichen Geschäftstätigkeit zu einer unzutreffenden Darstellung der Ertragslage des Konzerns führen würde.

Ertragsteuern werden gemäß der jeweiligen Landesgesetzgebung der dort ansässigen Gesellschaften ermittelt. Latente Steuern werden auf alle zeitlich befristeten Unterschiede von Handels- und Steuerbilanz errechnet. Aktive latente Steuern werden jedoch nur dann aktiviert, wenn sie auf ergebniswirksame Konsolidierungsvorgänge entfallen. Auf permanente Unterschiede zwischen Handels- und Steuerbilanz werden keine latenten Steuern gebildet. Aktive und passive Steuerlatenzen werden aufgerechnet, wenn sie aus einer Gesellschaft stammen.

MTU uses derivative financial instruments to hedge exchange rate fluctuations of the US Dollar. Derivative contracts are considered to be pending contracts and therefore are recorded at their inception in memorandum accounts at their notional contract amount. However if the fair value of a derivative instrument at the balance sheet date is negative, MTU recognizes a provision. Unrealized gains are not recognized. Gains and losses on derivative contracts are recognized in the statement of income when a contract is closed. Hedge accounting is not applied.

A concentration of credit risk (whether on or off-balance sheet) exists when changes in economic or other conditions affect in a similar way, the ability of groups of customers or counter parties with similar economic characteristics to meet their contractual obligations to the Group. The potential credit risk for MTU relates primarily to cash and cash equivalents and receivables. At December 31, 2002, MTU's cash and cash equivalents were placed primarily in cash management pools with financial institutions owned by DaimlerChrysler.

Concentration of credit risk also arises from the fact that MTU offers similar products to similar customers in similar product markets. As disclosed in Note 21, net revenues from six customers represented 65,6% and 67,3% of total net revenues in 2002 and 2001 respectively.

Group reporting entity

The consolidated financial statements comprise MTU Aero Engines GmbH and the following German and non-German subsidiaries:

Name, registered offices	Share-holding (%)
German	
MTU Maintenance Hannover GmbH, Langenhagen	100,0
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100,0
RSZ Beteiligungs- und Verwaltungs GmbH, Munich	100,0
ATENA Gesellschaft für Engineering Services mbH, Munich	100,0
Non-German	
MTU Maintenance Canada Ltd., Richmond, British Columbia, Canada	70,0
Vericor Power Systems L.L.P., Atlanta, Georgia, USA	100,0
MTU Aero Engines Design Inc., Rocky Hill, Connecticut, USA	100,0
MTU Aero Engines North America Inc., Rocky Hill, Connecticut, USA	100,0
MTU Aero Engines Components Inc., Newington, Connecticut, USA	100,0
ATENA Inc., East Hartford, Connecticut, USA	100,0

The changes in the group reporting entity were as follows:

With effect from July 1, 2002, Vericor Power Systems L.L.C. (Atlanta/USA) has been fully consolidated following an increase in the shareholding. This company was previously consolidated proportionately (50 %). Vericor markets, sells, and operates the gas turbines ASE8, ASE40, ASE 50, TF 40 and TF 50.

MTU schließt Devisentermingeschäfte zur Absicherung gegen Kursschwankungen des US-Dollars ab. Die laufenden Devisentermingeschäfte sind schwebende Geschäfte, die ab ihrem Entstehen zu Nominalwerten in einer Nebenbuchhaltung geführt werden. Sobald jedoch der Marktwert eines Sicherungsgeschäfts zum Bilanzstichtag negativ ist, bildet MTU eine Rückstellung. Unrealisierte Gewinne werden nicht bilanziert. Gewinne und Verluste aus Kurssicherungen werden mit der Einlösung der jeweiligen Geschäfts realisiert. Bewertungseinheiten aus Grund- und Sicherungsgeschäft werden nicht gebildet.

Eine Zusammenballung von Kreditrisiken (entweder in Bilanzposten oder in den Haftungsverhältnissen) ist dann gegeben, wenn Veränderungen in wirtschaftlichen oder anderen Bedingungen die Kunden oder andere Geschäftspartner mit ähnlichen wirtschaftlichen Eigenschaften in gleicher Weise treffen, wodurch ihre Fähigkeit eingeschränkt wird, den Verpflichtungen gegenüber den Konzerngesellschaften nachzukommen. Das potentielle Kreditrisiko der MTU betrifft im wesentlichen Zahlungsmittel und Forderungen. Am 31. Dezember 2002 waren die Zahlungsmittel der MTU-Gesellschaften im Rahmen des cash poolings im DaimlerChrysler-Konzern hauptsächlich bei DaimlerChrysler-Gesellschaften angelegt.

Eine Zusammenballung von Kreditrisiken entsteht auch dadurch, dass die MTU gleichartige Produkte an ähnliche Kunden in einem bestimmten Marktsegment liefert. Wie in der Textziffer 21 aufgeführt, beliefen sich die Umsätze mit sechs Kunden auf 65,6% (i. V. 67,3 %) des gesamten Umsatzes.

Konsoldierungskreis

In den Konzernabschluss der MTU Aero Engines GmbH sind die folgenden deutschen und ausländischen Gesellschaften einbezogen:

Name, Sitz	**Konzern-anteil %**
Inland	
MTU Maintenance Hannover GmbH, Langenhagen	100,0
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100,0
RSZ Beteiligungs- und Verwaltungs GmbH, München	100,0
ATENA Gesellschaft für Engineering Services mbH, München	100,0
Ausland	
MTU Maintenance Canada Ltd., Richmond, British Columbia, Kanada	70,0
Vericor Power Systems L.L.P., Atlanta, Georgia, USA	100,0
MTU Aero Engines Design Inc., Rocky Hill, Connecticut, USA	100,0
MTU Aero Engines North America Inc., Rocky Hill, Connecticut, USA	100,0
MTU Aero Engines Components Inc., Newington, Connecticut, USA	100,0
ATENA Inc., East Hartford, Connecticut, USA	100,0

Die Veränderungen im Konsoldierungskreis betreffen:

Ab 1. Juli 2002 wird die Vericor Power Systems L.L.C. (Atlanta/USA) voll konsolidiert, nachdem die restlichen Anteile erworben wurden. Die Gesellschaft war bis dahin mit 50 % quotenkonsolidiert. Vericor vermarktet und betreut die Industriegasturbinen ASE8, ASE40, ASE 50, TF 40 and TF 50.

ATENA Gesellschaft für Engineering Services mbH (Munich/Germany), which was previously an associated company accounted for at cost, has been fully consolidated with effect from January 1, 2002, as a result of the increased shareholding. ATENA provides high-quality engineering and technology services for turbo systems and for customers engaged in the aviation, space travel, automotive, information and communication technology sectors.

ATENA Inc. (East Hartford/USA) was founded in 2002 as a branch of ATENA Gesellschaft für Engineering Services mbH and is engaged in similar activities.

MTU Anlagenvermietung GmbH (Munich/Germany) was sold on January 1, 2002 and is therefore no longer consolidated. The consideration amounted to T€ 7.821 and was received in cash.

Changes in the group reporting entity gave rise to the following changes in the consolidated financial statements:

	T€	%
Revenues	32.093	1,34
of which from acquisitions	33.527	1,40
of which from divestitures	-1.434	-0,06
Non-current assets	8.834	0,60
thereof property, plant and equipment	108	0,01
Inventories and receivables	7.533	0,52
Cash and cash equivalents	782	0,05
Assets	**17.149**	**1,17**
Shareholders' equity	5.009	0,34
Accrued liabilities	3.431	0,23
Liabilities	8.709	0,60
Shareholders' equity and liabilities	**17.149**	**1,17**

Profit and loss transfer agreements are in place between MTU Aero Engines GmbH and the following subsidiaries:

Name, registered offices	**From**
MTU Maintenance Hannover GmbH, Langenhagen	1979
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	1991
MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	1984
Sulzer-MTU Casting Technology GmbH, Munich	1986

Consolidation principles

Cost of investment and equity are consolidated using the German "book value method" under which the parent company's cost of investment is eliminated against the relevant company's share capital and retained earnings at the date of acquisition.

MTU does not consolidate MTU München Unterstützungskasse GmbH (Munich/Germany) because the Group does not have the power to govern the financial and operating policies so as to obtain benefits from its activities.

Die ATENA Gesellschaft für Engineering Services mbH (München), wird seit 1. Januar 2002 voll konsolidiert, da die MTU weitere 50 % der Anteile erworben hat. Im Vorjahr war dieses assoziierte Unternehmen zu Anschaffungskosten einbezogen. ATENA bietet ihren Kunden in den Bereichen Aerospace, Automotive, Turbosystems und Information and communication technology hochwertige Ingenieur- und Beratungsleistungen.

Die ATENA Inc. (East Hartford/USA) wurde in 2002 als Tochtergesellschaft der ATENA Gesellschaft für Engineering Services mbH gegründet; sie bietet ein ähnliches Produktspektrum.

Die MTU Anlagenvermietung GmbH (München) wurde zum 1. Januar 2002 verkauft, womit sie aus dem Konsolidierungskreis ausschied. Der Kaufpreis in Höhe von T€ 7.821 wurde vereinnahmt.

Die Veränderungen im Konsoldierungskreis haben auf folgende Positionen im Konzernabschluss einen wesentlichen Einfluss:

	T€	%
Umsatzerlöse	32.093	1,34
aus Zugängen zum Konsolidierungskreis	33.527	1,40
aus Abgängen zum Konsolidierungskreis	-1.434	-0,06
Anlagevermögen	8.834	0,60
davon Sachanlagen	108	0,01
Vorräte und Forderungen	7.533	0,52
Zahlungsmittel	782	0,05
Aktiva	**17.149**	**1,17**
Eigenkapital	5.009	0,34
Rückstellungen	3.431	0,23
Verbindlichkeiten	8.709	0,60
Passiva	**17.149**	**1,17**

Ergebnisabführungsverträge bestehen zwischen der MTU Aero Engines GmbH und den folgenden Tochtergesellschaften:

Name, Sitz	**Seit**
MTU Maintenance Hannover GmbH, Langenhagen	1979
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	1991
MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München	1984
Sulzer-MTU Casting Technology GmbH, München	1986

Konsoldierungsmethoden

Die Kapitalkonsoldierung erfolgt nach der Buchwertmethode, wobei der Buchwert der jeweiligen Beteiligung im Zeitpunkt der Erstkonsolidierung gegen das Eigenkapital einschließlich aufgelaufener Ergebnisse aufgerechnet wird.

Die MTU München Unterstützungskasse GmbH (München) wird nicht konsolidiert, weil die Ausübung der Rechte des Mutterunternehmens in Bezug auf das Vermögen und die Geschäftsführung bei diesem Tochterunternehmen nachhaltig beeinträchtigt ist.

MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich, Sulzer MTU Casting Technology GmbH (Munich/Germany), MTU Maintenance Malaysia Sdn. Bhd. (Shah Alam/Malaysia) and MTU Maintenance do Brasil Ltda. (Sao Carlos/Brazil) are not consolidated because they are not material (including on an aggregated basis) for the fair presentation of the net assets, financial position, results of operations and cash flows of the Group.

The associated companies DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mbH (Stuttgart/Germany), Pratt & Whitney Canada Customer Service Centre Europe GmbH (Ludwigsfelde/Germany) and MTU Maintenance Zhuhai Co. Ltd. (Zhuhai/China) are consolidated using the equity method. The investment in these companies is initially recorded at cost and the carrying amount is adjusted for subsequent contributions and MTU's share of the associate company's income, losses and distributions.

A further six associated companies are disclosed as investments in related companies, and are not accounted for at equity, but at cost, as they are not material for the fair presentation of the net assets, financial position and results of operations of the Group.

Intercompany receivables and payables are eliminated. Differences resulting from the elimination of intercompany balances are recognized in the statement of income.

All material intercompany profits on intercompany sales of goods and services are eliminated.

Intercompany sales and other income are eliminated against the relevant costs.

The deferred tax asset shown in the consolidated balance sheet results from consolidation procedures with income effect.

Currency translation

Foreign currency receivables and cash assets are translated in the individual entity financial statements at the original exchange rate or at the closing rate if lower; foreign currency liabilities are translated at the original exchange rate or at the closing rate, if higher. Insignificant differences from exchange rate adjustments were not applied to foreign companies for immateriality reasons.

For the purposes of the consolidated financial statements, the individual entity financial statements of all foreign companies are translated into Euro at closing exchange rates.

Non-current assets are translated at closing exchange rates and the resulting translation differences are shown separately.

Income and expense items as well as net income are translated using quarterly average exchange rates for the respective periods. Up to 2001, income and expense items were translated using average annual exchange rates. Transfers to/from retained earnings and the unappropriated profit are translated at closing exchange rates. The difference arising from translating net income at quarterly average exchange rates as opposed to closing rates is recognized in equity.

Die MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH (München), die Sulzer MTU Casting Technology GmbH (München), die MTU Maintenance Malaysia Sdn. Bhd. (Shah Alam/Malaysia) und die MTU Maintenance do Brasil Ltda. (Sao Carlos/Brasilien) werden wegen ihrer insgesamt untergeordneten Bedeutung für die Vermögens-, Finanz- und Ertragslage des Konzerns nicht konsolidiert.

Die assoziierten Unternehmen DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mbH (Stuttgart), Pratt & Whitney Canada Customer Service Centre Europe GmbH (Ludwigsfelde) und MTU Maintenance Zhuhai Co. Ltd. (Zhuhai/China) werden at Equity bewertet. Der ursprüngliche Buchwert dieser Gesellschaften wird um spätere Einlagen sowie um die anteiligen Gewinne, Verluste und Ausschüttungen erhöht oder vermindert.

Weitere sechs assoziierte Unternehmen werden mit Buchwerten angesetzt, weil sie keinen wesentlichen Einfluss auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben.

Konzerninterne Forderungen und Verbindlichkeiten werden aufgerechnet. Aufrechnungsdifferenzen werden ergebniswirksam gebucht.

Alle wesentlichen Zwischenergebnisse aus konzerninternen Umsätzen werden eliminiert.

Umsätze und andere Erträge zwischen einbezogenen Unternehmen werden mit den entsprechenden Aufwendungen verrechnet.

Die in der Konzernbilanz aktivierten latenten Steuern sind durch ergebniswirksame Konsolidierungsmaßnahmen verursacht.

Währungsumrechnung

Fremdwährungsforderungen und Zahlungsmittel werden in den Einzelabschlüssen mit dem Briefkurs am Buchungstag oder dem niedrigeren Kurs am Bilanzstichtag, Fremdwährungsverbindlichkeiten mit dem Geldkurs am Buchungstag oder dem höheren Kurs am Bilanzstichtag umgerechnet. Auf die Anpassung unwesentlicher Währungseinflüsse bei den ausländischen Gesellschaften wurde wegen Geringfügigkeit verzichtet.

Für den Konzernabschluss werden die Einzelabschlüsse der ausländischen Konzerngesellschaften mit dem Stichtagskurs in Euro umgerechnet.

Das Anlagevermögen wird mit Stichtagskursen umgerechnet; Währungsdifferenzen aus der Umrechnung des Anfangsbestands werden gesondert dargestellt.

Erträge und Aufwendungen sowie die Jahresergebnisse werden mit den jeweiligen Quartalsdurchschnittskursen umgerechnet. Bis 2001 erfolgte die Umrechnung mit Jahresdurchschnittskursen. Einstellungen und Entnahmen in/aus Rücklagen sowie der Bilanzgewinn werden zu Stichtagskursen bewertet. Unterschiede aus der Umrechnung des Jahresergebnisses mit Durchschnittskursen gegenüber dem Stichtagskurs werden mit dem Eigenkapital verrechnet.

The following exchange rates have been used for financial years 2001 and 2002 to translate balance sheets and statements of income denominated in currencies other than the Euro:

	Exchange rate at December 31,		Annual average exchange rate	
Foreign currency	**2002**	**2001**	**2002**	**2001**
	1 € =	**1 € =**	**1 € =**	**1 € =**
United States (USD)	1,0487	0,8813	0,9451	0,8956
Canada (CAD)	1,6550	1,4077	1,4833	1,3863
China (CNY)	8,6837	7,2919	7,8211	7,4142

Use of estimates

The preparation of financial statements in conformity with German GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the decision to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates relate to depreciation, amortization and impairment of non-current assets, contract work in progress, inventory write-downs, doubtful accounts and environmental and legal liabilities. Actual results could differ from those estimates.

Folgende Umrechnungskurse fanden in den Geschäftsjahren 2002 und 2001 für die Umrechnung von Fremdwährungen in der Bilanz und in der Gewinn- und Verlustrechnung Anwendung:

	Stichtagskurs am 31. Dezember		Durchschnittskurs	
Währung	**2002**	**2001**	**2002**	**2001**
	1 € =	**1 € =**	**1 € =**	**1 € =**
USA (USD)	1,0487	0,8813	0,9451	0,8956
Kanada (CAD)	1,6550	1,4077	1,4833	1,3863
China (CNY)	8,6837	7,2919	7,8211	7,4142

Ausübung von Ermessensspielräumen

Bei der Aufstellung eines Konzernabschlusses nach deutschen handelsrechtlichen Vorschriften sind Annahmen und Schätzungen durch die Geschäftsführung vorzunehmen, welche die Höhe von bilanzierten Aktiva und Passiva sowie den Ausweis von Haftungsverhältnissen am Bilanzstichtag beeinflusst. Dies wirkt sich ebenfalls auf die Höhe der ausgewiesenen Erträge und Aufwendungen des Geschäftsjahres aus. Wesentliche Ermessensspielräume erstrecken sich auf plan- und außerplanmäßige Abschreibungen sowie die Bewertung der Vorräte, der Forderungsrisiken und von Rechtsverpflichtungen. Das tatsächliche Ergebnis kann von den Schätzungen und Annahmen abweichen.

Notes to the Consolidated Balance Sheet

For movements in non-current assets in the period under review we refer to Attachment 3/22.

(1) Intangible Assets

Intangible assets amount to T€ 54.380 (PY T€ 16.481) and comprise licenses, goodwill and usufractuary rights.

Up to 2001, acquisitions did not give rise to goodwill or negative goodwill. Goodwill at December 31, 2002 relates to the following companies:

	12/31/2002 T€	12/31/2001 T€
Vericor Power Sysems L.L.C., Atlanta, USA	2.704	0
ATENA Gesellschaft für Engineering Services mbH, Munich, Germany	2.230	0
Total goodwill	4.934	0

Goodwill is recognized as an asset and amortized straight-line over a period of 15 years.

(2) Property, plant and equipment

Property, plant and equipment decreased by T€ 3.526 to T€ 208.348. Major additions in 2002 comprise machinery in Munich and Hannover as well as tooling in Munich, Hannover and Berlin. Disposals are mainly caused by technical replacement.

(3) Financial assets

Financial assets comprise principally investments in non-consolidated affiliated companies as well as investments in associated and other companies.

(4) Inventories

	12/31/2002 T€	12/31/2001 T€
Raw materials and supplies	201.664	196.723
Work in process, services in process	238.987	342.333
Advance payments made	4.448	10.236
Total inventories	445.099	549.292

(5) Advance payments received

Advance payments received totalling T€ 255.129 (PY T€ 252.912) relate almost entirely to long-term contract work and have been offset against inventories on the face of the balance sheet. The amount includes T€ 109.915 (PY T€ 119.574) received from associated project companies.

Erläuterungen zur Konzern-Bilanz

Für die Bewegungen im Anlagevermögen des Berichtszeitraumes verweisen wir auf die Anlage 3 Seite 22.

(1) Immaterielle Vermögensgegenstände

Die immateriellen Vermögensgegenstände belaufen sich auf T€ 54.380 (i.V. T€ 16.481) und enthalten Lizenzen, Firmenwerte und Nutzungsrechte.

Bis 2001 haben Erweiterungen im Konsolidierungskreis zu keinen Unterschiedsbeträgen aus der Kapitalkonsolidierung geführt. Die Firmenwerte zum 31. Dezember 2002 betreffen die folgenden Gesellschaften:

	31.12.2002 T€	31.12.2001 T€
Vericor Power Sysems L.L.C., Atlanta, USA	2.704	0
ATENA Gesellschaft für Engineering Services mbH, München	2.230	0
Summe Firmenwerte	4.934	0

Firmenwerte werden aktiviert und über 15 Jahre linear abgeschrieben.

(2) Sachanlagen

Die Sachanlagen reduzieren sich um T€ 3.526 auf T€ 208.348. Wesentliche Zugänge 2002 betreffen Maschinen und maschinelle Anlagen in München und Hannover sowie Sonderbetriebsmittel in München, Hannover und Berlin. Die Abgänge sind hauptsächlich auf technischen Ersatz zurückzuführen.

(3) Finanzanlagen

Die Finanzanlagen umfassen hauptsächlich Anteile an nicht konsolidierten verbundenen und assoziierten Unternehmen sowie Beteiligungen.

(4) Vorräte

	31.12.2002 T€	31.12.2001 T€
Roh-, Hilfs- und Betriebsstoffe	201.664	196.723
Unfertige Erzeugnisse	238.987	342.333
Geleistete Anzahlungen	4.448	10.236
Summe Vorräte	445.099	549.292

(5) Erhaltene Anzahlungen

Die Erhaltenen Anzahlungen von insgesamt T€ 255.129 (i.V. T€ 252.912) betreffen fast ausschließlich langfristige Aufträge und werden offen von den Vorräten in der Bilanz abgesetzt. Der Betrag enthält T€ 109.915 (i.V. T€ 119.574) von Projektgesellschaften, mit denen ein Beteiligungsverhältnis besteht.

(6) Receivables

	12/31/2002 T€		12/31/2001 T€	
Trade receivables		315.150		341.668
- of which due after more than one year	9.960		13.455	
Receivables from affiliated companies		327.937		408.873
- of which due from shareholder	14.503		0	
Receivables from related companies		53.461		50.666
Total receivables		696.548		801.207
- of which due after more than one year	9.960		13.455	

Trade receivables due after more than one year as of 31 December 2002 are mainly linked to the sale of a MRO contract with a term of 3 years instalments.

Receivables from related parties are further explained in the "Related party transactions" section at the end of these notes. Receivables are shown net of liabilities against the respective party.

Receivables from affiliated companies relate to trading and financial transactions. They include cash funds due from DaimlerChrysler AG, amounting to T€ 311.021 (PY T€ 412.071).

(7) Other assets

	12/31/2002 T€		12/31/2001 T€	
Amounts due from:				
Tax authorities		747		242
Employees		1.251		1.434
Suppliers		8.378		7.819
Other debtors		3.003		41.170
Total other assets		13.379		50.665
- of which due after more than one year	441		394	

Amounts due within one year from tax authorities relate to value added tax.

(8) Cash and cash equivalents

	12/31/2002 T€	12/31/2001 T€
Cheques, cash, Federal Bank account	997	13
Cash at banks and postal giro account	13.249	30.210
Total cash	14.246	30.223

(9) Prepaid expenses and deferred taxes

	12/31/2002 T€	12/31/2001 T€
Prepaid expenses	3.610	4.154
Deferred taxes	0	2
Total prepaid expenses and deferred taxes	[illegible]	[illegible]

(6) **Forderungen**

		31.12.2002 T€		31.12.2001 T€
Forderungen aus Lieferungen und Leistungen		315.150		341.668
- davon Restlaufzeit mehr als ein Jahr	9.960		13.455	
Forderungen gegen verbundene Unternehmen		327.937		408.873
- davon gegen Gesellschafter	14.503		0	
Forderungen gegen Unternehmen, mit denen ein Beteiligungsverhältnis besteht		53.461		50.666
Summe Forderungen		696.548		801.207
- davon Restlaufzeit mehr als ein Jahr	9.960		13.455	

Die Forderungen aus Lieferungen und Leistungen mit einer Restlaufzeit von mehr als einem Jahr zum 31.12.2002 betreffen hauptsächlich den Verkauf eines MRO-Vertrages, zahlbar in drei Jahresraten.

Forderungen gegen Unternehmen, mit denen ein Beteiligungsverhältnis besteht, werden in dem Kapitel "Beziehungen zu nahe stehenden Personen" am Ende dieser Erläuterungen weiter aufgeteilt. Die Forderungen sind netto, nach Verrechnung von Verbindlichkeiten gegenüber der betreffenden Gesellschaft, ausgewiesen.

Die Forderungen gegen verbundene Unternehmen betreffen den Finanz- und Geschäftsverkehr. Darin sind Liquiditätsanlagen bei der DaimlerChrysler AG in Höhe von T€ 311.021 (i.V. T€ 412.071) enthalten.

(7) **Sonstige Vermögensgegenstände**

		31.12.2002 T€		31.12.2001 T€
Ansprüche gegenüber:				
Finanzamt		747		242
Belegschaft		1.251		1.434
Lieferanten		8.378		7.819
Anderen		3.003		41.170
Summe sonstige Vermögensgegenstände		13.379		50.665
- davon Restlaufzeit von mehr als 1 Jahr	441		394	

Die Ansprüche gegenüber dem Finanzamt, die eine Restlaufzeit von weniger als einem Jahr haben, betreffen im wesentlichen Vorsteuer.

(8) **Zahlungsmittel**

	31.12.2002 T€	31.12.2001 T€
Schecks, Kassenbestand, Bundesbankguthaben	997	13
Guthaben bei Kreditinstituten	13.249	30.210
Summe Zahlungsmittel	14.246	30.223

(9) **Rechnungsabgrenzungsposten und Latente Steuern**

	31.12.2002 T€	31.12.2001 T€
Rechnungsabgrenzung	3.610	4.154
Latente Steuern	0	2
Summe Rechnungsabgrenzung und latente Steuern	3.610	4.156

(10) Capital stock

The amount disclosed represents the capital stock of MTU Aero Engines GmbH, which is unchanged from the previous year.

(11) Additional paid-in capital

Additional paid-in-capital relates to the capital stock increase of MTU Aero Engines GmbH recorded in 1970.

(12) Retained earnings

Retained earnings comprise the retained earnings of MTU Aero Engines GmbH as well as the difference between the Group's cost of investment and share of equity, recognized in conjunction with capital consolidation. Retained earnings also include the unappropriated profits and losses of consolidated subsidiaries. Adjustments resulting from consolidation procedures with income effect are also recognized under this heading. Retained earnings pursuant to § 29 (4) GmbHG, which result from the revaluation of certain assets in 1987, amount to T€ 2.281 (PY T€ 2.281).

	12/31/2002 T€	12/31/2001 T€
Legal reserves	2.281	2.281
Other retained earnings	-24.561	7.177
Total retained earnings	-22.280	9.458

(13) Minority interest

The minority interest relates to MTU Maintenance Canada Ltd. which is 30% owned by Air Canada. Losses attributable to a minority shareholder may exceed the minority interest in the equity of the subsidiary. In this case, the excess, and any further losses applicable to the minority, are not charged against the minority interest unless the minority has a binding obligation to, and is able to, compensate the losses. MTU Maintenance Canada Ltd. has negative equity at December 31, 2002. No minority interest is shown in the balance sheet at December 31, 2002, since Air Canada does not have a contractual liability to make good MTU-C's negative equity.

(14) Accrued pension liabilities

	12/31/2002 T€		12/31/2001 T€	
Accrued pension liabilities (regular schemes)		227.497		211.410
- of which due within one year	10.419		9.800	
Accrued liabilities relating to deferred compensation arrangements		6.678		4.362
- of which due within one year	136		136	
Other accrued pension liabilities		478		252
Total accrued pension liabilities		234.653		216.024
- of which due within one year	10.555		9.936	

Indirect pension obligations of MTU München Unterstützungskasse GmbH (Munich, Germany), amounting to T€ 12.140 (PY T€ 10.061) are not recognized as a liability.

(10) ***Gezeichnetes Kapital***

Der Betrag entspricht dem Stammkapital der MTU Aero Engines GmbH, das gegenüber dem Vorjahr unverändert ist.

(11) **Kapitalrücklage**

Die Kapitalrücklage stammt aus der Kapitalerhöhung des Jahres 1970 bei der MTU Aero Engines GmbH.

(12) **Gewinnrücklagen**

Die Gewinnrücklagen beinhalten die Werte der MTU Aero Engines GmbH sowie den Unterschied zwischen den Buchwerten und dem Eigenkapital der Tochtergesellschaften, der im Rahmen der Kapitalkonsolidierung entsteht. Die Gewinnrücklagen enthalten auch die Bilanzgewinne und Bilanzverluste der konsolidierten Tochterunternehmen. Weiterhin sind hier Anpassungen aus den anderen ergebniswirksamen Konsolidierungsvorgängen subsumiert. Gesetzliche Rücklagen gemäß § 29 Absatz 4 GmbHG, die aus einer Neubewertung bestimmter Aktiva in 1987 stammen, sind mit T€ 2.281 (i.V. T€ 2.281) enthalten.

	31.12.2002 T€	31.12.2001 T€
Gesetzliche Rücklagen	2.281	2.281
Übrige Gewinnrücklagen	-24.561	7.177
Summe Gewinnrücklagen	-22.280	9.458

(13) **Anteile im Fremdbesitz**

Die Anteile im Fremdbesitz betreffen die MTU Maintenance Canada Ltd., an der Air Canada mit 30% beteiligt ist. Auf Minderheitsgesellschafter entfallende Verluste können das auf die Konzernfremden entfallende Eigenkapital überschreiten. Im Falle der Überschreitung werden weitere auf die Minderheiten entfallene Verluste nicht auf die bilanziellen Fremdanteile angerechnet, außer die Minderheiten haben die verbindliche Verpflichtung und sind in der Lage, diese Verluste auszugleichen. MTU Maintenance Canada Ltd. hat zum 31.12.2002 ein negatives Eigenkapital. In der Konzernbilanz zum 31.12.2002 werden keine Fremdanteile ausgewiesen, da Air Canada keine vertragliche Verpflichtung hat, ihren Anteil am negativen Eigenkapital der MTU-Canada auszugleichen.

(14) **Rückstellungen für Pensionen**

	31.12.2002 T€		31.12.2001 T€	
Eigentliche Pensionsrückstellungen		227.497		211.410
- davon Restlaufzeit bis 1 Jahr	10.419		9.800	
Ruhe- und Versorgungskapital		6.678		4.362
- davon Restlaufzeit bis 1 Jahr	136		136	
Übrige Pensionsrückstellungen		478		252
Summe Rückstellungen für Pensionen		234.653		216.024
- davon Restlaufzeit bis 1 Jahr	10.555		9.936	

Die mittelbare Pensionsverpflichtung aus der Unterdeckung bei der MTU München Unterstützungskasse GmbH (München) in Höhe von T€ 12.140 (i.V. T€ 10.061) ist nicht passiviert.

(15) Other accrued liabilities

	12/31/2002 T€	12/31/2001 T€
Accrued taxes	1.047	1.889
Deferred taxes	56	0
Other accrued liabilities	690.648	815.350
Total other provisions	691.751	817.239

Accrued taxes relate to tax liabilities that have not yet been definitively assessed.

Deferred taxes result from consolidation procedures with income effect.

Other accrued liabilities relate to risks relating to pending contracts, product liability and litigation risks, warranty obligations, program risks and personnel-related obligations.

Other accrued liabilities	12/31/2002 T€	12/31/2001 T€
Risks relating to pending contracts	502.074	519.515
Subsequent costs on billed contracts	77.768	91.435
Personnel-related measures	49.132	41.243
Product liability and litigation risks	24.981	13.178
Losses arising from settlement of accounts	14.861	7.416
Warranties	10.020	16.376
Negative fair values of derivatives	5.847	118.486
Cost of annual report & general meeting	2.716	1.195
Deferred maintenance work carried out in first quarter of following year	2.270	3.070
Environmental protection risks	363	1.341
Restructuring	199	1.902
Miscellaneous other provisions	417	193
Total other accrued liabilities	690.648	815.350

Accrued liabilities for personnel-related measures include part-time work arrangements for older employees ("Altersteilzeit") amounting to T€ 17.849 (PY T€ 20.107) and stock-based compensation arrangements amounting to T€ 134 (PY T€ 114).

(15) Übrige Rückstellungen

	31.12.2002 T€	31.12.2001 T€
Steuerrückstellungen	1.047	1.889
Rückstellungen für latente Steuern	56	0
Sonstige Rückstellungen	690.648	815.350
Summe übrige Rückstellungen	691.751	817.239

Die Steuerrückstellungen betreffen noch nicht endgültig veranlagte Steuern.

Die latenten Steuern stammen aus ergebniswirksamen Konsolidierungsvorgängen.

Die sonstigen Rückstellungen betreffen Risiken im Auftragsbestand, Haftungs- und Prozessrisiken, Gewährleistungs- und Programmrisiken und Verpflichtungen aus dem Personalbereich.

Sonstige Rückstellungen	31.12.2002 T€	31.12.2001 T€
Risken im Auftragsgestand	502.074	519.515
Fehlende Selbstkosten bereits abgerechneter Aufträge	77.768	91.435
Personalverpflichtungen	49.132	41.243
Haftungs- und Prozeßrisiken	24.981	13.178
Erlösschmälerungen	14.861	7.416
Gewährleistungen	10.020	16.376
Währungsrisiken	5.847	118.486
Kosten Jahresabschluss	2.716	1.195
Unterlassene Instandhaltung, die im ersten Quartal des Folgejahres ausgeführt wird	2.270	3.070
Umweltschutzrisiken	363	1.341
Restrukturierungskosten	199	1.902
Übrige sonstige Rückstellungen	417	193
Summe sonstige Rückstellungen	690.648	815.350

In den Personalverpflichtungen sind Rückstellungen für Altersteilzeit in Höhe von T€ 17.849 (i.V. T€ 20.107) und für Aktienorientierte Vergütung in Höhe von T€ 134 (i.V. T€ 114) enthalten.

(16) **Advance payments received**

(17) **Financial liabilities**

(18) **Trade liabilities**

(19) **Other liabilities**

	12/31/2002 T€		12/31/2001 T€	
Advance payments received		69.970		0
- of which due within one year	69.970		0	
Financial liabilities		11.974		16.297
- of which due within one year	0		2.445	
- of which due between one and five years	191		0	
- of which due after more than five years	11.783		13.852	
Trade liabilities		207.161		311.455
- of which due within one year	206.184		308.326	
- of which due between one and five years	977		3.129	
Other liabilities				
Liabilities to affiliated companies		45.187		63.248
- of which due within one year	45.187		63.248	
- of which due to shareholder	0		2.469	
Liabilities to related companies		45.315		84.406
- of which due within one year	45.315		84.406	
Miscellaneous other liabilities		85.105		75.159
- of which due within one year	81.656		71.901	
- of which due between one and five years	914		793	
- of which due after more than five years	2.535		2.465	
- of which for taxes	5.917		5.298	
- of which for social security	11.804		11.145	
Total other liabilities		175.607		222.813
Total liabilities		464.712		550.565
- of which due within one year	448.312		530.326	
- of which due between one and five years	2.082		3.922	
- of which due after more than five years	14.318		16.317	

Advance payments received relate mainly to the project company EUROJET Turbo GmbH, Munich.

Liabilities to affiliated companies relate to trading and financial transactions. They include short-term financial liabilities of T€ 35.831 (PY T€ 43.960) due to non-German DaimlerChrysler finance holding companies.

Liabilities to related companies relate primarily to project companies.

(16) **Erhaltene Anzahlungen auf Bestellungen**

(17) **Finanzverbindlichkeiten**

(18) **Verbindlichkeiten aus Lieferungen und Leistungen**

(19) **Übrige Verbindlichkeiten**

	31.12.2002 T€		31.12.2001 T€	
Erhaltene Anzahlungen auf Bestellungen		69.970		0
- davon Restlaufzeit bis 1 Jahr	69.970		0	
Finanzverbindlichkeiten		11.974		16.297
- davon Restlaufzeit bis 1 Jahr	0		2.445	
zwischen 1 und 5 Jahre	191		0	
mehr als 5 Jahre	11.783		13.852	
Verbindlichkeiten aus Lieferungen und Leistungen		207.161		311.455
- davon Restlaufzeit bis 1 Jahr	206.184		308.326	
zwischen 1 und 5 Jahre	977		3.129	
Übrige Verbindlichkeiten				
Verbindlichkeiten gegenüber verbundenen Unternehmen		45.187		63.248
- davon Restlaufzeit bis 1 Jahr	45.187		63.248	
- davon gegenüber Gesellschafter	0		2.469	
Verbindlichkeiten gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht		45.315		84.406
- davon Restlaufzeit bis 1 Jahr	45.315		84.406	
Sonstige Verbindlichkeiten		85.105		75.159
- davon Restlaufzeit bis 1 Jahr	81.656		71.901	
zwischen 1 und 5 Jahre	914		793	
mehr als 5 Jahre	2.535		2.465	
- davon aus Steuern	5.917		5.298	
- davon im Rahmen der sozialen Sicherheit	11.804		11.145	
Summe Übrige Verbindlichkeiten		175.607		222.813
Summe Verbindlichkeiten		464.712		550.565
- davon Restlaufzeit bis 1 Jahr	448.312		530.326	
zwischen 1 und 5 Jahre	2.082		3.922	
mehr als 5 Jahre	14.318		16.317	

Die erhaltenen Anzahlungen auf Bestellungen betreffen im wesentlichen die Projektgesellschaft EUROJET Turbo GmbH, München.

Die Verbindlichkeiten gegenüber verbundenen Unternehmen resultieren aus dem Finanz- und Geschäftsverkehr. Darin sind kurzfristige Finanzverbindlichkeiten bei ausländischen Finanz-Holdings der DaimlerChrysler Gruppe in Höhe von T€ 35.831 (i.V. T€ 43.960) enthalten.

Verbindlichkeiten gegenüber Beteiligungsunternehmen stellen hauptsächlich Verpflichtungen gegenüber Projektgesellschaften dar.

For further information on related party transactions we refer to our separate note at the end of these notes.

Miscellaneous other liabilities comprise mainly personnel (vacation and flex-time accrual [T€ 39.275; PY T€ 35.296], old age part-time accrual [T€ 11.625; PY T€ 9.284]) and social security related obligations (T€ 11.804 ;PY T€ 11.145).

(20) Deferred income

Deferred income amounts to T€ 13 (PY T€ 13) and relates to rental and lease income.

Contingent liabilities

Contingent liabilities of the Group at December 31, 2002 amount to T€ 324.456 (PY T€ 151.733) and relate mainly to risk and revenue sharing contracts.

Contingent liabilities from risk and revenue sharing contracts	12/31/2002 T€		12/31/2001 T€	
	gross	net	gross	net
GE	57.148	49.997	68.041	59.526
IAE	47.558	40.354	49.628	46.661
PWA	199.943	189.945	30.513	28.988
Total	304.649	280.296	148.182	135.175

The gross amount is the total contingency, while the net amount discloses the off balance risk, already reduced by the on balance provisions.

Non-quantifiable contingent liabilities result from contract performance guarantees given by MTU Aero Engines in conjunction with military and civil cooperation programs.

Other financial commitments

Other financial commitments under existing rental, property lease and leasing contracts amount to T€ 90.104 (PY T€ 31.929), of which T€ 2.706 (PY T€ 2.324) relate to affiliated companies.

Operating lease obligations 12/31/2002 due in:		T€
	2003	9.961
	2004	9.527
	2005	7.203
	2006	7.129
	2007	5.973
	after 2007	50.311
Total operating lease obligations		90.104
- of which relating to affiliated companies		2.706

Purchase order commitments in connection with capital expenditure and regulatory requirements are within the normal scope of business.

Für weitere Information zu den "Beziehungen zu nahe stehenden Personen" verweisen wir auf die Angaben am Ende dieser Erläuterungen.

In den sonstigen Verbindlichkeiten sind vorwiegend Personalverpflichtungen (aus Urlaub und Gleitzeitguthaben der Mitarbeiter [T€ 39.275; i.V. T€ 35.296]), aus Altersteilzeit [T€ 11.625; i.V. T€ 9.284]) und Verbindlichkeiten im Rahmen der sozialen Sicherheit (T€ 11.804; i.V. T€ 11.145) bilanziert.

(20) **Rechnungsabgrenzung**

Die passive Rechnungsabgrenzung in Höhe von T€ 13 (i.V. T€ 13) betrifft Mieteinnahmen.

Haftungsverhältnisse

Haftungen der Gruppe zum 31. Dezember 2002 bestehen mit T€ 324.456 (i.V. T€ 151.733) und beziehen sich vorwiegend auf Risk and Revenue Sharing Verträge.

Haftungen aus Risk and Revenue Sharing Verträgen	31.12.2002 T€		31.12.2001 T€	
	Brutto	Netto	Brutto	Netto
GE	57.148	49.997	68.041	59.526
IAE	47.558	40.354	49.628	46.661
PWA	199.943	189.945	30.513	28.988
Summe	304.649	280.296	148.182	135.175

Der Bruttowert ist der Gesamthaftungsbetrag, während der Nettobetrag um die dafür bilanzierten Rückstellungen reduziert wurde.

Bei der MTU Aero Engines GmbH bestehen für militärische und zivile Kooperationsprogramme nicht valutierbare Vertragsdurchführungsgarantien.

Sonstige finanzielle Verpflichtungen

Die sonstigen finanziellen Verpflichtungen aus Miet- und Leasingverträgen belaufen sich auf T€ 90.104 (i.V. T€ 31.929), wovon T€ 2.706 (i.V. T€ 2.324) auf verbundene Unternehmen entfallen.

Miet- und Leasing-Verpflichtungen zum 31.12.2002 fällig in:		T€
	2003	9.961
	2004	9.527
	2005	7.203
	2006	7.129
	2007	5.973
	nach 2007	50.311
Summe Miet- und Leasingverpflichtungen		90.104
- davon gegenüber verbundenen Unternehmen		2.706

Die sonstigen finanziellen Verpflichtungen aus dem Bestellobligo für Investitionen bewegen sich im geschäftsüblichen Rahmen.

Notes to the Consolidated Statement of Income

(21) Revenues

Revenues from sales of goods and services:	2002 M €	2001 M €
Sale of goods	1.379	1.644
Sale of services	918	873
Total	2.297	2.517

Analysis of revenues by business unit:		
Commercial aero engines programs	1.142	1.481
Military aero engines programs	461	407
Maintenance, repair and overhaul	694	629

Analysis of revenues by region:		
Germany	425	360
Other	1.872	2.157

Breakdown of non-German revenues:		
Other E.U. countries	236	215
Other European countries	17	26
North America	1.424	1.735
Asia	154	99
Africa	5	16
Other countries	36	66

Revenues by major customers	2002 %	2001 %
Pratt & Whittney Aircraft, USA	16,6%	16,6%
Pratt & Whitney Canada, Canada	4,3%	5,1%
General Electric Co., USA	17,5%	22,4%
IAE International Aero Engines AG, Switzerland	10,4%	11,0%
EUROJET Turbo GmbH, Germany	8,1%	6,1%
Turbo-Union Ltd., UK	8,7%	6,1%
Total	65,6%	67,3%

No other customer accounted for 5% or more of MTU's total net revenues for the periods presented. MTU expects that a significant portion of its future revenues will continue to be generated by these customers and points out that any substantial reduction in orders by one of these customers could have a material adverse effect on MTU's operating results and financial condition.

Erläuterungen zur Konzern-Gewinn- und Verlustrechnung

(21) Umsatzerlöse

Umsatzerlöse aus Lieferungen und Leistungen	2002 M €	2001 M €
Lieferungen	1.379	1.644
Dienstleistungen	918	873
Summe Umsatzerlöse	2.297	2.517

Umsatzerlöse nach Geschäftsbereichen		
Zivilgeschäft	1.142	1.481
Behördengeschäft	461	407
Zivile Instandsetzung	694	629

Umsatzerlöse nach Regionen		
Inland	425	360
Ausland	1.872	2.157

Umsatzerlöse nach Region Ausland		
Übrige EU Länder	236	215
Übriges Europa	17	26
Nordamerika	1.424	1.735
Asien	154	99
Afrika	5	16
Übrige Länder	36	66

Umsatzerlöse nach Hauptkunden	2002 %	2001 %
Pratt & Whitney Aircraft, USA	16,6%	16,6%
Pratt & Whitney Canada, Kanada	4,3%	5,1%
General Electric Co., USA	17,5%	22,4%
IAE International Aero Engines AG, Schweiz	10,4%	11,0%
EUROJET Turbo GmbH, Deutschland	8,1%	6,1%
Turbo-Union Ltd., Großbritannien	8,7%	6,1%
Summe	65,6%	67,3%

Kein anderer Kunde hat im Berichtsjahr 5 % oder mehr Anteil am MTU Umsatz. Wir erwarten, dass ein wesentlicher Teil der zukünftigen Umsätze weiterhin mit diesen Kunden erwirtschaftet wird und weisen darauf hin, dass eine substantielle Reduzierung von Bestellungen eines dieser Kunden, grundlegend nachteilig auf das operative Ergebnis und die wirtschaftliche Lage der MTU wirken könnte.

(22) **Cost of sales**

	2002 T€	2001 T€
Cost of materials	1.293.195	1.746.925
Personnel expenses	444.828	386.709
Amortization and depreciation	52.817	54.740
Other	189.418	74.141
Total cost of sales	1.980.258	2.262.515

(23) **Selling expenses**

	2002 T€	2001 T€
Cost of materials	9.506	6.883
Personnel expenses	40.316	33.296
Amortization and depreciation	1.289	1.232
Other	22.593	16.825
Total selling expenses	73.704	58.236

(24) **General administrative expenses**

	2002 T€	2001 T€
Personnel expenses	25.928	23.824
Amortization and depreciation	1.230	897
Other	17.411	14.404
Total general administrative expenses	44.569	39.125

(25) **Other operating income**

	2002 T€	2001 T€
Change in provisions for FX-contracts	112.639	0
Gains from FX-contracts	6.781	3.953
Exchange gains	35.354	84.564
Other	15.378	11.901
Total other operating income	170.152	100.418

Other comprise mainly the result of disposal of MTU Anlagenvermietung GmbH, Munich (T€ 5.609), investments grants, profit on disposals of fixed assets and release of accrued liabilities.

(26) **Other operating expenses**

	2002 T€	2001 T€
Change in provisions for FX-contracts	0	27.940
Losses from FX-contracts	37.064	61.941
Exchange losses	83.512	58.322
Other	5.428	5.874
Total other operating expenses	126.004	154.077

(22) **Umsatzkosten**

	2002 T€	2001 T€
Materialaufwand	1.293.195	1.746.925
Personalaufwand	444.828	386.709
Abschreibungen	52.817	54.740
Übrige Umsatzkosten	189.418	74.141
Summe Umsatzkosten	1.980.258	2.262.515

(23) **Vertriebskosten**

	2002 T€	2001 T€
Materialaufwand	9.506	6.883
Personalaufwand	40.316	33.296
Abschreibungen	1.289	1.232
Übrige Vertriebskosten	22.593	16.825
Summe Vertriebskosten	73.704	58.236

(24) **Allgemeine Verwaltungskosten**

	2002 T€	2001 T€
Personalaufwand	25.928	23.824
Abschreibungen	1.230	897
Übrige Verwaltungskosten	17.411	14.404
Summe allgemeine Verwaltungskosten	44.569	39.125

(25) **Sonstige betriebliche Erträge**

	2002 T€	2001 T€
Veränderung der Rückstellung für Kurssicherung	112.639	0
Gewinne aus Kurssicherungen	6.781	3.953
Laufende Währungsgewinne	35.354	84.564
Übrige sonstige betriebliche Erträge	15.378	11.901
Summe sonstige betriebliche Erträge	170.152	100.418

Die übrigen sonstige betriebliche Erträge enthalten hauptsächlich das Endkonsolidierungsergebnis der MTU Anlagenvermietung GmbH, München (T€ 5.609), Investzuschüsse, -zulagen, Gewinne aus Anlagenabgängen und Erträge aus der Auflösung von Rückstellungen.

(26) **Sonstige betriebliche Aufwendungen**

	2002 T€	2001 T€
Veränderung der Rückstellung für Kurssicherung	0	27.940
Verluste aus Kurssicherungen	37.064	61.941
Laufende Währungsverluste	83.512	58.322
Übrige sonstige betriebliche Aufwendungen	5.428	5.874
Summe sonstige betriebliche Aufwendungen	126.004	154.077

(27) **Financial result**

Income from affiliated, associated and related companies	2002 T€		2001 T€	
Income from profit and loss transfer agreements		691		1.880
Income from tax allocation		443		515
Other income from affiliated, associated and related companies		3.154		9.460
- of which from affiliated companies	3.000		9.263	
Losses from associated companies		3.256		516
		1.032		11.339
Interest Income				
Income from long-term financial assets		20		17
Other interest and similar income		18.836		33.941
- of which from affiliated companies	15.646		33.508	
Interest and similar expenses		4.452		7.989
- of which to affiliated companies	3.417		6.635	
		14.404		25.969
Other financial income (expense)				
Losses from write-down of securities		1.467		822
Losses on disposal of financial assets		0		35
Gains on disposal of financial assets		162		300
Income from reversal of write-downs on financial assets		17		44
Other financial income		297		6
		-991		-507
Total financial result		14.445		36.801

Income from profit and loss transfer agreements result mainly from MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich, T€ 640 (PY T€ 744), and Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde, T€ 50 (PY T€ 1.135).

Income from tax allocation relate chiefly to MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich, T€ 443 (PY T€ 514).

Other income from affiliated, associated and related companies refer mostly to DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung, Stuttgart, T€ 3.000 from consolidation by using the equity method (PY T€ 9.234 dividends) and EUROJET Turbo GmbH, Munich, T€ 132 (PY T€ 169).

Losses from associated companies are attributable to MTU Maintenance Zhuhai Co. Ltd, Zhuhai from consolidation by using the equity method.

Losses from write-down of securities which are held to cover Canadian pension obligations result from a decrease in value of the respective securities.

(27) **Finanzergebnis**

Beteiligungsergebnis	2002 T€		2001 T€	
Erträge aus Gewinnabführung		691		1.880
Erträge aus Steuerumlagen		443		515
Erträge von verbundenen und assoziierten Unternehmen sowie Beteiligungen		3.154		9.460
- davon aus verbundenen Unternehmen	3.000		9.263	
Verluste von assoziierten Unternehmen		3.256		516
		1.032		11.339
Zinsergebnis				
Erträge aus Ausleihungen des Finanzanlagevermögens		20		17
Sonstige Zinsen und ähnliche Erträge		18.836		33.941
- davon aus verbundenen Unternehmen	15.646		33.508	
Sonstige Zinsen und ähnliche Aufwendungen		4.452		7.989
- davon an verbundene Unternehmen	3.417		6.635	
		14.404		25.969
Übriges Finanzergebnis				
Abschreibungen auf Wertpapiere		1.467		822
Verluste aus dem Abgang von Gegenständen des Finanzanlagevermögens		0		35
Gewinne aus dem Abgang von Gegenständen des Finanzanlagevermögens		162		300
Erträge aus Zuschreibungen zu Vermögensgegenständen des Finanzanlagevermögens		17		44
Sonstige Finanzerträge		297		6
		-991		-507
Summe Finanzergebnis		14.445		36.801

Die Erträge aus Gewinnabführung betreffen hauptsächlich die MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München, T€ 640 (i.V. T€ 744), und Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde, T€ 50 (i.V. 1.135).

Die Erträge aus Steuerumlagen stammen vorwiegend von der MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München, T€ 443 (i.V. T€ 514).

Die Erträge von verbundenen und assoziierten Unternehmen sowie Beteiligungen entfallen zum größten Teil auf die DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung, Stuttgart, T€ 3.000 aus der Equitybewertung (i.V. T€ 9.234 Dividende) und auf die EUROJET Turbo GmbH, München, T€ 132 (i.V. T€ 169).

Die Verluste von assoziierten Unternehmen resultieren aus der Equitybewertung der MTU Maintenance Zhuhai Co. Ltd, Zhuhai.

Die Abschreibungen auf Wertpapiere, die zur Absicherung der kanadischen Pensionsverpflichtungen gehalten werden, waren notwendig geworden, da der Kurswert der Papiere gefallen ist.

(28) Extraordinary income / expenses

In 2001, the Group recorded a net extraordinary income of T€ 84.755 in connection with the contribution of MTU's 49% share in DaimlerChrysler Dieselantriebe GbR (Friedrichshafen/ Germany) into DCR DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung (Stuttgart/Germany). Thus "Retura" owned 88,35% shares in MTU Motoren- und Turbinen-Union Friedrichshafen GmbH (Friedrichshafen/Germany) and sold these MTU-Friedrichshafen shares to DaimlerChrysler AG. The non-taxable sale of the shares in MTU Friedrichshafen GmbH and the subsequent interim dividend paid by DCR gave rise to extraordinary income of T€ 249.621. An extraordinary expense of T€ 164.866 was recorded to write-down the value of DCR to its going concern fair value.

(29) Income taxes

	2002 T€	2001 T€
Current income taxes	59.674	98.599
Deferred income taxes	65	-687
Total income taxes	59.739	97.912

(30) Expense for profit transfer

In accordance with the Profit and Loss Transfer Agreement dated December 21, 2000, profit of T€ 220.098 (PY T€ 157.755) was transferred to DaimlerChrysler Luft- und Raumfahrt Holding AG (Munich / Germany).

(28) Außerordentliches Ergebnis

In 2001 hatte die Gruppe ein außerordentliches Ergebnis von T€ 84.755 zu verzeichnen, das im Rahmen der Einbringung der 49 % Anteile an der DaimlerChrysler Dieselantriebe GbR (Friedrichshafen) in die DCR DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung (Stuttgart) entstanden ist. Die "Retura" besaß danach 88,35% Anteile an der MTU Motoren- und Turbinen-Union Friedrichshafen GmbH (Friedrichshafen) und verkaufte diese Anteile an die DaimlerChrysler AG. Der steuerneutrale Verkauf der Anteile an der MTU Friedrichshafen GmbH und die nachfolgende Ausschüttung von DCR führten dann zu einem außerordentlichen Ertrag von T€ 249.621. Dem stand ein außerordentlicher Aufwand von T€ 164.866 durch die Teilwertabschreibung der DCR auf den niedrigeren Verkehrswert gegenüber.

(29) Steuern vom Einkommen und vom Ertrag

	2002 T€	2001 T€
Ertragsteuern	59.674	98.599
Latente Steuern	65	-687
Summe Steuern vom Einkommen und vom Ertrag	59.739	97.912

(30) Ergebnisverwendung

Aufgrund des Ergebnisabführungsvertrages in der Fassung vom 21. Dezember 2000 wurde der Überschuss vor Ergebnisabführung in Höhe von T€ 220.098 (i.V. T€ 157.755) an die DaimlerChrysler Luft- und Raumfahrt Holding AG (München) abgeführt.

Additional information as to the Company's consolidated results of operations

Operating performance has been measured in the past using DaimlerChrysler's key performance indicator Operating Profit. Going forward we will focus on key measures, which are more common in the capital markets. The reconciliation from Income from ordinary activities to Earnings before Interest and Taxes (EBIT) and Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) for the two years ended 31 December is as follows:

	2002 T€	2001 T€
Income from ordinary activities	256.923	140.195
- Interest income	-14.404	-25.969
= **EBIT**	242.519	114.226
+ Depreciation and Amortization	56.724	58.493
= **EBITDA**	299.243	172.719
+ Expenses related to restructuring	11.283	1.431
= **Adjusted EBITDA**	310.526	174.150

In the period under review EBITDA has been significantly affected by transactions, which are not related to the Company's operating activities, however do not qualify as extraordinary items according to § 277 (4) HGB. On our operating results we make the following representations:

Due to ongoing losses since its inception in 1998 MTU-Canada has launched a restructuring program in 2002 to down-size its operations. Associated restructuring costs amount to T€ 10.052 (PY T€ 73) and are related to write-off of inventories (T€ 7.575), write-off of receivables (T€ 1.527) and expenses for reduction of personnel (T€ 950).

MTU Aero Engines GmbH recorded expenses of T€ 1.231 (PY T€ 1.358) for reduction of workforce.

These restructuring costs are included in cost of sales (T€ 9.264), selling expenses (T€ 1.700) and general administrative expenses (T€ 319).

Because of the USD/EUR exchange rate movement MTU has reported significant exchange gains and losses, of which T€ 14.044 are attributable to the revaluation of USD cash balances. The latter is disclosed as other operating expenses (T€ 14.044; PY T€ 0) respectively other operating income (T€ 0; PY T€ 9.606).

Zusätzliche Informationen zum operativen Konzernergebnis

Die Betriebsleistung wurde in der Vergangenheit mit der DaimlerChrysler Steuerungsgröße "Operating Profit" gemessen. In der Zukunft wollen wir den Schwerpunkt auf Kennzahlen legen, die sich mehr am Kapitalmarkt orientieren. Die Überleitung vom Ergebnis der gewöhnlichen Geschäftstätigkeit zum Ergebnis vor Zinsen und Steuern (EBIT) und zum Ergebnis vor Zinsen, Steuern und Abschreibungen (EBITDA) für die beiden, am 31. Dezember endenden Geschäftsjahre, ist wie folgt:

	2002 T€	2001 T€
Ergebnis der gewöhnlichen Geschäftstätigkeit	256.923	140.195
- Zinsergebnis	-14.404	-25.969
= **EBIT**	242.519	114.226
+ Abschreibungen	56.724	58.493
= **EBITDA**	299.243	172.719
+ Restrukturierungsaufwand	11.283	1.431
= **Bereinigtes EBITDA**	310.526	174.150

Im Berichtszeitraum wurde das EBITDA maßgeblich von Vorgängen beeinflusst, die eigentlich nicht zum normalen Betrieb gehören, die jedoch gemäß § 277 (4) HGB keine außerordentlichen Vorgänge sind. Zu unserem operativen Ergebnis geben wir deshalb folgende Ergänzungen:

Aufgrund anhaltender Verluste seit der Gründung in 1998 hat MTU-Canada in 2002 ein Restrukturierungsprogramm zur Reduzierung des Geschäftumfanges aufgelegt. Die damit zusammenhängenden Kosten in Höhe von T€ 10.052 (i.V. T€ 73) wirken sich in der Abwertung der Vorräte (T€ 7.575), Wertberichtigungen der Forderungen (T€ 1.527) und Aufwendungen für den Personalabbau (T€ 950) aus.

MTU Aero Engines GmbH verzeichnete Aufwendungen von T€ 1.231 (i.V. T€ 1.358) für die Reduzierung der Belegschaft.

Diese Restrukturierungskosten sind in den Umsatzkosten (T€ 9.264), Vertriebskosten (T€ 1.700) and allgemeinen Verwaltungskosten (T€ 319) enthalten.

Aufgrund der Veränderung des USD/EUR Wechselkurses sind bei MTU bedeutende Währungsgewinne und - verluste von T€ 14.044 aus der Umbewertung der US-Dollar Bestände angefallen. Diese sind als sonstige betriebliche Aufwendungen (T€ 14.044; i.V. 0) bzw. als sonstige betriebliche Erträge (T€ 0; i.V. T€ 9.606) ausgewiesen.

Other disclosures

Personnel expenses

	2002 T€		2001 T€	
Wages and salaries		402.265		358.803
Social security, welfare and pension cost		97.660		80.076
- of which pension cost	29.890		18.893	
Total personnel expenses		499.925		438.879

Employees

Employees	Number		Number	
	Average for 2002	Dec 31, 2002	Average for 2001	Dec 31, 2001
Wage earners	3.804	3.731	3.707	3.833
Salary earners	4.049	4.228	3.466	3.583
Apprentices / trainees	358	417	371	423
Total number of employees	8.211	8.376	7.544	7.839

Cost of materials

	2002 T€	2001 T€
Cost of raw materials	594.037	799.650
Cost of purchased services	717.441	1.017.161
Total cost of materials	1.311.478	1.816.811

Other taxes

	2002 T€		2001 T€	
Expenses for other taxes		1.228		559
- of which not relating to the period under review	26		33	

Order intake

	2002		2001	
Business Unit	M €	%	M €	%
Commercial aero engine programs	1.233	55,72	1.273	57,52
Military aero engine programs	274	12,38	303	13,69
Commercial maintenance, repair and overhaul	706	31,90	637	28,79
Total order intake	2.213	100,00	2.213	100,00

Sonstige Angaben

Personalaufwand

	2002 T€		2001 T€	
Löhne und Gehälter		402.265		358.803
Soziale Abgaben und Aufwendungen für Altersversorgung und Unterstützung		97.660		80.076
- davon für Altersversorgung	29.890		18.893	
Summe Personalaufwand		499.925		438.879

Beschäftigte

	Anzahl		Anzahl	
	Durchschnitt für 2002	31. Dez. 2002	Durchschnitt für 2001	31. Dez. 2001
Arbeiter	3.804	3.731	3.707	3.833
Angestellte	4.049	4.228	3.466	3.583
Auszubildende / Praktikanten	358	417	371	423
Summe Beschäftigte	8.211	8.376	7.544	7.839

Materialaufwand

	2002 T€	2001 T€
Aufwendungen für Roh-, Hilfs- und Betriebsstoffe	594.037	799.650
Aufwendungen für bezogene Leistungen	717.441	1.017.161
Summe Materialaufwand	1.311.478	1.816.811

Sonstige Steuern

	2002 T€		2001 T€	
Aufwendungen für sonstige Steuern		1.228		559
- davon periodenfremd	26		33	

Auftragseingang

	2002		2001	
Geschäftsbereiche	M €	%	M €	%
Zivilgeschäft	1.233	55,72	1.273	57,52
Militärgeschäft	274	12,38	303	13,69
Zivile Instandsetzung	706	31,90	637	28,79
Summe Auftragseingang	2.213	100,00	2.213	100,00

Related party transactions

Receivables from related and associated companies

	2002 T€	2001 T€
Turbo Union Ltd.	35.701	22.628
EUROJET Turbo GmbH	15.967	19.650
MTU Maintenance Zhuhai Co. Ltd.	1.260	1.244
MTU-Turbomeca Rolls-Royce GmbH	533	0
ATENA Gesellschaft für Engineering Services mbH	0	6.675
Vericor Power Systems L.L.C	0	452
Aero Propulsion Alliance GmbH	0	17
Total receivables from related and associated companies	53.461	50.666

Payables to related and associated companies

	2002 T€	2001 T€
IAE International Aero Engines AG	44.838	61.093
Pratt & Whitney Canada Customer Service Centre Europe GmbH	477	23.094
MTU-Turbomeca Rolls-Royce GmbH	0	168
Sulzer-MTU Casting Technology GmbH	0	51
Total payables to related and associated companies	45.315	84.406

Receivables from related and associated parties mainly result from operating activities.

Transactions with DaimlerChrysler and its affiliates

MTU participates in the DaimlerChrysler cash pooling system. Other transactions with DaimlerChrysler companies are not material. MTU receives and performs services from and for DaimlerChrysler and its affiliates, including administrative, data processing, personnel administration, maintenance, security, financial and legal services.

Beziehungen zu nahe stehenden Personen

Forderungen gegen Beteiligungen und assoziierte Unternehmen

	2002 T€	2001 T€
Turbo Union Ltd.	35.701	22.628
EUROJET Turbo GmbH	15.967	19.650
MTU Maintenance Zhuhai Co. Ltd.	1.260	1.244
MTU-Turbomeca Rolls-Royce GmbH	533	0
ATENA Gesellschaft für Engineering Services mbH	0	6.675
Vericor Power Systems L.L.C	0	452
Aero Propulsion Alliance GmbH	0	17
Summe Forderungen gegen Beteiligungen und assoziierte Unternehmen	53.461	50.666

Verbindlichkeiten gegenüber Beteiligungen und assoziierten Unternehmen

	2002 T€	2001 T€
IAE International Aero Engines AG	44.838	61.093
Pratt & Whitney Canada Customer Service Centre Europe GmbH	477	23.094
MTU-Turbomeca Rolls-Royce GmbH	0	168
Sulzer-MTU Casting Technology GmbH	0	51
Summe Verbindlichkeiten gegenüber Beteiligungen und assoziierten Unternehmen	45.315	84.406

Die Forderungen gegen Beteiligungen und assoziierte Unternehmen betreffen hauptsächlich den Liefer- und Leistungsverkehr.

Geschäftsvorfälle mit DaimlerChrysler und dessen verbundene Unternehmen

MTU ist in das DaimlerChrysler Cash-Pooling-System eingebunden. Andere Geschäftsvorfälle mit DaimlerChrysler Gesellschaften sind nicht wesentlich. MTU erhält und vollbringt Dienstleistungen von und für DaimlerChrysler und dessen verbundene Unternehmen für Verwaltung, Datenverarbeitung, Personalwirtschaft, Instandhaltung, Sicherheit sowie wirtschaftliche und rechtliche Fragestellungen.

List of investments

The main investments in affiliated and associated companies at December 31, 2002 were as follows:

Name, registered office	Share-holding (%)	Equity Dec 31, 2002 T€	Result 2002 T€
Affiliated companies			
MTU München Unterstützungskasse GmbH, Munich	100,0	6.985	-693
DaimlerChrysler "Retura" Vermögensverwaltungs-gesellschaft mbH, Stuttgart	49,0	473.165	6.138
MTU Maintenance Malaysia Sdn. Bhd., Shah Alam 1)	100,0	101	138
Associated companies			
MTU Maintenance Zhuhai Co.Ltd., Zhuhai 1)	50,0	52.211	-7.660
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde 2)	50,0	10.226	0

1) Equity translated at closing rate on December 31, 2002. Result translated at average exchange rate for 2002.

2) Result after profit transfer of T€ 100

Publication of individual company financial statements

The individual company financial statements of German companies with profit and loss transfer agreements included in MTU's consolidated financial statements have not been published for 2002 in accordance with § 264 (3) HGB.

Representative bodies of the Company

Remuneration of the members of the Executive Management (Geschäftsführung) of MTU Aero Engines GmbH amounted to T€ 1.923. Remuneration of the Supervisory Board amounted to T€ 84. Remuneration of former members of the Executive Management and their surviving dependants amounted to T€ 683. Pension obligations to former members of the Executive Management and their surviving dependants amount to T€ 7.156 (included in accrued pension liabilities).

Anteilsbesitz

MTU hält zum 31. Dezember 2002 wesentliche Anteile an folgenden Gesellschaften:

Name und Sitz der Gesellschaft	Anteil am Kapital (%)	Eigenkapital 31. Dez. 2002 T€	Ergebnis 2002 T€
Verbundene Unternehmen			
MTU München Unterstützungskasse GmbH, München	100,0	6.985	-693
DaimlerChrysler "Retura" Beteiligungsverwaltungs-gesellschaft mbH, Stuttgart	49,0	473.165	6.138
MTU Maintenance Malaysia Sdn. Bhd., Shah Alam 1)	100,0	101	138
Assoziierte Unternehmen			
MTU Maintenance Zhuhai Co.Ltd., Zhuhai 1)	50,0	52.211	-7.660
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde 2)	50,0	10.226	0

1) Das Eigenkapital wurde zum Stichtagskurs 31.12.2002, das Ergebnis mit dem Durchschnittskurs für 2002 umgerechnet.

2) Ergebnis nach Ergebnisabführung in Höhe von T€ 100

Veröffentlichung der Einzelabschlüsse

Die Einzelabschlüsse für 2002 der deutschen, konsolidierten Gesellschaften mit Ergebnisabführungsvertrag wurden, gemäß § 264 (3) HGB, nicht veröffentlicht.

Organe der Gesellschaft

Die Geschäftsführung der MTU Aero Engines GmbH erhält Gesamtbezüge in Höhe von T€ 1.923. Die Vergütungen des Aufsichtsrats betragen T€ 84. Die Gesamtbezüge ehemaliger Geschäftsführer und ihrer Hinterbliebenen belaufen sich auf T€ 683. Für die Pensionsverpflichtungen gegenüber ehemaligen Geschäftsführern und ihren Hinterbliebenen sind insgesamt T€ 7.156 zurückgestellt (enthalten in den Rückstellungen für Pensionen).

Members of the Executive Management (Geschäftsführung):

Dr. Klaus Steffens (Chief Executive Officer)	Munich, Germany
Dr. Dirk Lück (until October 31, 2002) (Human Ressources)	Munich, Germany
Dr. Rudolf Müller (from November 1, 2002) (Human Ressources)	Munich, Germany
Dr. Michael Süß (Operations)	Munich, Germany
Reiner Winkler (Finance)	Munich, Germany

Members of the Supervisory Board:

Dr. rer. pol. Manfred Bischoff (President) Member of the Managing Board of DaimlerChrysler AG	Starnberg, Germany
Günter Sroka (Vice President) * (from August 1, 2002) Chairman of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Herbert Schmid Vice President) * (until July 31, 2002) President of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Harald Flassbeck * Representative of IG Metall Verwaltungsstelle Munich	Unterhaching, Germany
Werner Heinzmann (until August 8, 2002) former member of the Managing Board of DaimlerChrysler Aerospace AG	Friedrichshafen, Germany
Herbert Kauffmann (from August 8, 2002) Head of Group Accounting/Controlling of DaimlerChrysler AG	Stuttgart, Germany
Michael Keller * (from January 1, 2002) Qualified engineer (university of applied sciences)	Aindling, Germany
Dr. jur. Hartwig Knitter (until August 8, 2002) former member of the Managing Board of DaimlerChrysler Aerospace AG	Gmund am Tegernsee, Germany
Dr. Edgar Krökel (from August 8, 2002) Vice President Mergers & Acquisition of DaimlerChrysler AG	Stuttgart, Germany
Prof. Dr. rer. nat. Walter Kröll President Helmholz-Gemeinschaft Deutscher Forschungszentren	Cologne, Germany
Josef Mailer * Mechanic for flight engines	Dachau, Germany
Dr. rer. pol. Klaus Mehrens * Regional Head of IG Metall Frankfurt / Main	Frankfurt/Main, Germany
Dr.rer.oec. Wolfgang Piller (until August 8, 2002) Attorney	Germering, Germany
Karl Trautmann * Vice President of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Prof. Klaus-Dieter Vöhringer (from August 8, 2002) Managing board member research & technology of DaimlerChrysler AG	Stuttgart, Germany
Dr. Sigmar Wittig (from August 8, 2002) Chairment of the Management Board of DLR Deutsches Zentrum für Luft- und Raumfahrt	Cologne, Germany
Prof. Dr. jur. Joachim Zahn (until August 8, 2002) Attorney	Munich, Germany

* employees' representative

Munich, January 27, 2004

Dr. Steffens　　　　Dr. Süß　　　　Winkler

Mitglieder der Geschäftsführung:

Dr. Klaus Steffens (Vorsitzender)	München
Dr. Dirk Lück (bis 31. Oktober 2002) (Personal)	München
Dr. Rudolf Müller (ab 1. November 2002) (Personal)	München
Dr. Michael Süß (Technik)	München
Reiner Winkler (Finanzen)	München

Mitglieder des Aufsichtsrates:

Dr. rer. pol. Manfred Bischoff (Vorsitzender) Mitglied des Vorstandes der DaimlerChrysler AG	Starnberg
Günter Sroka (stellvertretender Vorsitzender) * (ab 1. August 2002) Vorsitzender des Betriebsrats der MTU Aero Engines GmbH	Dachau
Herbert Schmid (stellvertretender Vorsitzender) * (bis 31. Juli 2002) Vorsitzender des Betriebsrats der MTU Aero Engines GmbH	Dachau
Harald Flassbeck * Erster Bevollmächtigter der IG Metall Verwaltungsstelle München	Unterhaching
Werner Heinzmann (bis 8. August 2002) ehemaliges Mitglied des Vorstands der DaimlerChrysler Aerospace AG	Friedrichshafen
Herbert Kauffmann (ab 8. August 2002) Leiter Konzerncontrolling/- rechnungswesen der DaimlerChrysler AG	Stuttgart
Michael Keller * (ab 1. Januar 2002) Dipl. Ing. (FH)	Aindling
Dr. jur. Hartwig Knitter (bis 8. August 2002) ehemaliges Mitglied des Vorstands der DaimlerChrysler Aerospace AG	Gmund am Tegernsee
Dr. Edgar Krökel (ab 8. August 2002) Vice President Mergers & Acquisition der DaimlerChrysler AG	Stuttgart
Prof. Dr. rer. nat. Walter Kröll Präsident der Helmholz-Gemeinschaft Deutscher Forschungszentren	Köln
Josef Mailer * Flugtriebwerkmechaniker	Dachau
Dr. rer. pol. Klaus Mehrens * Bezirksleiter der IG Metall Frankfurt / Main	Frankfurt/Main
Dr.rer.oec. Wolfgang Piller (bis 8. August 2002) Jurist	Germering
Karl Trautmann * Stellvertretender Betriebsratsvorsitzender der MTU Aero Engines GmbH	Dachau
Prof. Klaus-Dieter Vöhringer (ab 8. August 2002) Vorstand Forschung & Technologie der DaimlerChrysler AG	Stuttgart
Dr. Sigmar Wittig (ab 8. August 2002) Vorstandsvorsitzender der DLR Deutsches Zentrum für Luft- und Raumfahrt	Köln
Prof. Dr. jur. Joachim Zahn (bis 8. August 2002) Jurist	München

* Arbeitnehmervertreter

München, den 27. Januar 2004

Dr. Steffens   Dr. Süß   Winkler

Consolitated Statement of Non-Current Assets

housands of Euro

	Acquisition or Manufacturing Cost							Depreciation / Amortization							Book Value *)	
	Balance at January 01, 2002	Currency change	Change in consolidated companies	Additions	Reclassi-fications	Disposals	Balance at December 31, 2002	Balance at January 01, 2002	Currency change	Change in consolidated companies	Additons	Reversals	Disposals	Balance at December 31, 2002	Balance at December 31, 2002	Balance at December 31, 2001
ntangible Assets																
icences and usufructuary rights	23.335	-2.663	9.478	31.990	37	1.025	61.152	7.332	-796	2.081	4.117	0	1.028	11.706	49.446	16.003
oodwill	0	0	0	5.186	0	0	5.186	0	0	0	252	0	0	252	4.934	0
dvance payments	478	4	0	0	0	482	0	0	0	0	0	0	0	0	0	478
	23.813	-2.659	9.478	37.176	37	1.507	66.338	7.332	-796	2.081	4.369	0	1.028	11.958	54.380	16.481
roperty, plant and equipment																
eal estate, leasehold rights and buildings	222.871	-1.071	-10.477	2.295	596	1.215	212.999	149.927	-120	-9.717	4.604	0	728	143.966	69.033	72.944
echnical equipment, plant and machinery	402.112	-4.203	0	26.423	11.360	24.075	411.617	321.672	-957	0	26.462	0	14.049	333.128	78.489	80.440
ther equipment, fixtures, furniture and ffice equipment	229.372	-888	995	19.155	5.292	39.019	214.907	192.208	-383	449	21.289	0	38.685	174.878	40.029	37.164
dvance payments and construction in progress	21.326	-123		17.683	-17.285	804	20.797	0	0	0	0	0	0	0	20.797	21.326
	875.681	-6.285	-9.482	65.556	-37	65.113	860.320	663.807	-1.460	-9.268	52.355	0	53.462	651.972	208.348	211.874
inancial Assets																
nvestment in affiliated companies	395.652	0	0	3.149	51	0	398.852	164.892	0	0	0	0	0	164.892	233.960	230.760
oans to affiliated companies	282	0	0	0	0	0	282	69	0	0	0	0	0	69	213	213
nvestment in related companies	1.082	0	-511	39	-51	4	555	0	0	0	0	0	0	0	555	1.082
oans to related companies	0	0	0	3.906	0	0	3.906	0	0	0	0	0	0	0	3.906	0
nvestment in associated companies	29.051	-5.398	0	11.417	0	3.256	31.814	0	0	0	0	0	0	0	31.814	29.051
ong term securities	14.699	-2.075	0	0	0	0	12.624	810	-152	0	1.467	0	0	2.125	10.499	13.889
ther loans	1.200	0	0	794	0	750	1.244	255	0	0	0	17	42	196	1.048	945
	441.966	-7.473	-511	19.305	0	4.010	449.277	166.026	-152	0	1.467	17	42	167.282	281.995	275.940
	1.341.460	-16.417	-515	122.037	0	70.630	1.375.935	837.165	-2.408	-7.187	58.191	17	54.532	831.212	544.723	504.295

Currency translation changes with period end rates.

Konzern - Anlagevermögen

Tausend Euro

	Anschaffungs- / Herstellungskosten 1.1.2002	Währungs-änderungen	Änderung Konsolidie-rungskreis	Zugänge	Umbu-chungen	Abgänge	31.12.2002	Abschreibungen 1.1.2002	Währungs-änderungen	Änderung Konsolidie-rungskreis	Zugänge	Zuschrei-bungen	Abgänge	31.12.2002	Buchwerte *) 31.12.2002	31.12.2001
Immaterielle Vermögensgegenstände																
Nutzungsrechte und Lizenzen	23.335	-2.663	9.478	31.990	37	1.025	61.152	7.332	-796	2.081	4.117	0	1.028	11.706	49.446	16.003
Firmenwerte	0	0	0	5.186	0	0	5.186	0	0	0	252	0	0	252	4.934	0
Geleistete Anzahlungen	478	4	0	0	0	482	0	0	0	0	0	0	0	0	0	478
	23.813	-2.659	9.478	37.176	37	1.507	66.338	7.332	-796	2.081	4.369	0	1.028	11.958	54.380	16.481
Sachanlagen																
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	222.871	-1.071	-10.477	2.295	596	1.215	212.999	149.927	-120	-9.717	4.604	0	728	143.966	69.033	72.944
Technische Anlagen und Maschinen	402.112	-4.203	0	26.423	11.360	24.075	411.617	321.672	-957	0	26.462	0	14.049	333.128	78.489	80.440
Andere Anlagen, Betriebs- und Geschäftsausstattung	229.372	-888	995	19.155	5.292	39.019	214.907	192.208	-383	449	21.289	0	38.685	174.878	40.029	37.164
Geleistete Anzahlungen und Anlagen im Bau	21.326	-123		17.683	-17.285	804	20.797	0	0	0	0	0	0	0	20.797	21.326
	875.681	-6.285	-9.482	65.556	-37	65.113	860.320	663.807	-1.460	-9.268	52.355	0	53.462	651.972	208.348	211.874
Finanzanlagen																
Anteile an verbundenen Unternehmen	395.652	0	0	3.149	51	0	398.852	164.892	0	0	0	0	0	164.892	233.960	230.760
Ausleihungen an verbundene Unternehmen	282	0	0	0	0	0	282	69	0	0	0	0	0	69	213	213
Beteiligungen	1.082	0	-511	39	-51	4	555	0	0	0	0	0	0	0	555	1.082
Ausleihungen an Beteiligungen	0	0	0	3.906	0	0	3.906	0	0	0	0	0	0	0	3.906	0
Anteile an assoziierten Unternehmen	29.051	-5.398	0	11.417	0	3.256	31.814	0	0	0	0	0	0	0	31.814	29.051
Wertpapiere des Anlagevermögens	14.699	-2.075	0	0	0	0	12.624	810	-152	0	1.467	0	0	2.125	10.499	13.889
Sonstige Ausleihungen	1.200	0	0	794	0	750	1.244	255	0	0	0	17	42	196	1.048	945
	441.966	-7.473	-511	19.305	0	4.010	449.277	166.026	-152	0	1.467	17	42	167.282	281.995	275.940
	1.341.460	-16.417	-515	122.037	0	70.630	1.375.935	837.165	-2.408	-7.187	58.191	17	54.532	831.212	544.723	504.295

*) Währungsumrechnung mit Kursen am jeweiligen Bilanzstichtag

MTU Aero Engines GmbH - Consolidated Statement of Changes in Equity

Thousands of Euro	Capital Stock	Additional Paid-In-Capital	Retained Earnings	Shareholders Equity	Minority Interest	Total Equity
Balance at January 1, 2001	80.068	13.559	35.587	129.214	2.393	131.607
Dividends paid			-157.755	-157.755		-157.755
Translation adjustments			2.178	2.178	17	2.195
Net Income			129.448	129.448	-2.410	127.038
Balance at December 31, 2001	80.068	13.559	9.458	103.085	0	103.085
Dividends paid			-220.098	-220.098		-220.098
Translation adjustments			-8.824	-8.824		-8.824
Net Income			197.184	197.184		197.184
Balance at December 31, 2002	80.068	13.559	-22.280	71.347	0	71.347

Anlage 4

MTU Aero Engines GmbH - Konzern-Eigenkapital

in Tausend Euro	Gezeichnetes Kapital	Kapital-rücklage	Gewinn-rücklagen	Eigen-kapital MTU	Fremd-anteile	Eigen-kapital gesamt
Bilanzwert zum 1. Januar 2001	80.068	13.559	35.587	129.214	2.393	131.607
Ergebnisabführung			-157.755	-157.755		-157.755
Währungsveränderungen			2.178	2.178	17	2.195
Ergebnis			129.448	129.448	-2.410	127.038
Bilanzwert zum 31. Dezember 2001	80.068	13.559	9.458	103.085	0	103.085
Ergebnisabführung			-220.098	-220.098		-220.098
Währungsveränderungen			-8.824	-8.824		-8.824
Ergebnis			197.184	197.184		197.184
Bilanzwert zum 31. Dezember 2002	80.068	13.559	-22.280	71.347	0	71.347

MTU Aero Engines GmbH - Consolitated Statement of Cash Flow

Thousands of Euro

	2002		2001	
Net income excluding extraordinary items		**197.184**		**44.693**
Minority interest		**0**		**-2.410**
Non-cash income and expenses		**-48.427**		**145.056**
Depreciation/write-downs/write-ups on non-current assets	58.174		59.272	
Profit/loss from associated companies	256		516	
Change in accrued pensions	18.629		11.961	
Change in other accrued liabilities	-125.488		73.309	
Change in deferred tax assets	2		-2	
Gain/loss on disposals of non-current assets		**-1.010**		**-3.988**
Change in current assets and liabilities (excluding items with financial character)		**74.448**		**-67.420**
Inventories	106.410		-50.063	
Receivables (excluding financial receivables)	41.439		-80.546	
Liabilities (excluding financial liabilities)	-73.401		63.189	
Extraordinary income (Retura)		**0**		**249.621**
Cash flow from operating activities		**222.195**		**365.552**
Investments in intangible assets and property, plant and equipment	-102.732		-100.955	
Investments in financial assets	-16.305		-24.196	
Proceeds from disposals of non-current assets	13.144		13.702	
Repayment of loans	708		410	
Cash flow from investing activities		**-105.185**		**-111.039**
Change in financial liabilities	-4.323		-728	
Dividends paid	-220.098		-157.755	
Foreign exchange translation adjustments	5.185		1.230	
Change in consolditation scope	-6.672		0	
Cash flow from financing activities		**-225.908**		**-157.253**
Cash flow for the year		**-108.898**		**97.260**
Net financial position at beginning of the period		**398.334**		**301.074**
Net financial position at end of the period		**289.436**		**398.334**
Net financial position		**289.436**		**398.334**
Cash	14.246		30.223	
Financial receivables (cash concentration)	311.021		412.071	
Financial payables (cash concentration)	-35.831		-43.960	

MTU Aero Engines GmbH - Konzern-Cash Flow

in Tausend Euro

		2002		2001
Überschuß vor Ergebnisabführung (vor außerordentlichen Posten)		**197.184**		**44.693**
Auf konzernfremde Gesellschafter entfallender Verlust		**0**		**-2.410**
Zahlungsunwirksame Aufwendungen und Erträge		**-48.427**		**145.056**
Ab-/Zuschreibungen auf Gegenstände des Anlagevermögens	58.174		59.272	
Gewinne/Verluste von assoziierten Unternehmen	256		516	
Veränderung der Pensionsrückstellungen	18.629		11.961	
Veränderung der übrigen Rückstellungen	-125.488		73.309	
Veränderung der aktiven latenten Steuern	2		-2	
Gewinne/Verluste aus dem Abgang von Anlagevermögen		**-1.010**		**-3.988**
Veränderungen des Umlaufvermögens und der Verbindlichkeiten (soweit nicht dem Finanzbereich zuordenbar)		**74.448**		**-67.420**
Vorräte	106.410		-50.063	
Forderungen (außer Finanzforderungen)	41.439		-80.546	
Verbindlichkeiten (außer Finanzverbindlichkeiten)	-73.401		63.189	
Außerordentliche Erträge (Retura)		**0**		**249.621**
Cash flow aus laufender Geschäftstätigkeit		**222.195**		**365.552**
Zugänge zu Sachanlagen und immateriellen Vermögensgegenständen	-102.732		-100.955	
Zugänge zu Finanzanlagen	-16.305		-24.196	
Erlöse aus Anlagenabgängen	13.144		13.702	
Rückzahlungen von Ausleihungen	708		410	
Cash flow aus Investitionstätigkeit		**-105.185**		**-111.039**
Veränderung der Finanzverbindlichkeiten	-4.323		-728	
Ergebnisabführung	-220.098		-157.755	
Wechselkursänderungen	5.185		1.230	
Veränderung des Konsolidierungskreises	-6.672		0	
Cash flow aus Finanztätigkeit		**-225.908**		**-157.253**
Cash flow		**-108.898**		**97.260**
Finanzmittel am Jahresanfang		**398.334**		**301.074**
Finanzmittel am Jahresende		**289.436**		**398.334**
Finanzmittel		**289.436**		**398.334**
Zahlungsmittel	14.246		30.223	
Liquiditätsanlagen bei DCAG	311.021		412.071	
Kurzfristige Finanzverbindlichkeiten DCX	-35.831		-43.960	

Group Management Report of MTU Aero Engines GmbH, Munich at December 31, 2002

An overview of the financial year 2002

MTU Aero Engines GmbH and its subsidiaries (MTU Group) develop, manufacture, sell and service engines used in aircraft, helicopters and power generation plants.

Working together with European, American and Japanese manufacturers, the MTU Group produces jet and turbo shaft engines for military, commercial and business aircraft and helicopters. In the case of gas turbines for aircraft, the Company's cooperation partners or joint selling companies are responsible for sales activities.

The MTU Group reporting entity consists of MTU Munich and 10 subsidiaries/investments in other companies, including 6 based outside Germany.

The key performance figures of the group are dominated by the financial condition of MTU Aero Engines GmbH.

MTU Aero Engines GmbH	2002	2001
Net sales (in € million)	**2.297**	**2.517**
of which outside Germany (%)	*81*	*86*
Order book (in € million)	**2.180**	**2.257**
Order intake (in € million)	**2.213**	**2.213**
Reseach and development (in € million)	**131**	**86**
Investment in intangible assets and PPE (in € million)	**103**	**101**
Employees (number at balance sheet date)	**8.376**	**7.839**
Profit from ordinary activities (in € million)	**257**	**140**

Konzernlagebericht der MTU Aero Engines GmbH, München

zum 31. Dezember 2002

Das Geschäftsjahr 2002 im Überblick

Die MTU Aero Engines GmbH und ihre Tochtergesellschaften (MTU-Konzern) entwickeln, produzieren, vermarkten und betreuen Antriebe für Anwendungen in Flugzeugen, Hubschraubern und Anlagen zur Energieerzeugung.

Zusammen mit europäischen, amerikanischen und japanischen Herstellern produziert der MTU-Konzern Strahl- und Wellentriebwerke für Militär-, Verkehrs- und Geschäftsreiseflugzeuge sowie für Hubschrauber. Bei Antrieben für Flugzeuge liegt der Vertrieb bei den Kooperationspartnern oder gemeinsamen Vertriebsgesellschaften.

Zum Konsolidierungskreis des MTU-Konzerns zählen neben MTU München 10 weitere Tochter- und Beteiligungsgesellschaften, davon 6 ausländische.

Die Konzernkennzahlen werden wesentlich von der wirtschaftlichen Lage der MTU Aero Engines GmbH geprägt.

Konzernabschluss der MTU Aero Engines GmbH	**2002**	**2001**
Umsatz (in Mio. €)	**2.297**	**2.517**
Auslandsanteil (%)	*81*	*86*
Auftragsbestand (in Mio.€)	**2.180**	**2.257**
Auftragseingang (in Mio. €)	**2.213**	**2.213**
Forschungs- und Entwicklungsaufwand (in Mio. €)	**131**	**86**
Investitionen in Sachanlagen und imm. VG (in Mio. €)	**103**	**101**
Mitarbeiter (Anzahl am Stichtag)	**8.376**	**7.839**
Ergebnis der gewöhnlichen Geschäftstätigkeit (in Mio. Euro)	**257**	**140**

Group Management Report of MTU Aero Engines GmbH, Munich at December 31, 2002

Review of operations

The financial year 2002 was dominated by the effects of the terrorist attacks on September 11, 2001 and the lasting effect which these have had on the world's economy. MTU saw a fall in demand in series and maintenance business in the civil sector. By increasing market share, however, the extent of the decline was markedly lower than that suffered by the industry on average.

Overall, the Group recorded net sales of euro 2.3 billion in 2002, 9% lower than in 2001. The reduction was, however, significantly less that originally expected. The main factors were the weakness of the US dollar and a sharp fall in civil-sector business; these programs generated sales of euro 1.1 billion, a 23% drop compared to 2001. By contrast, revenues from government-sector business rose by 13% to euro 0.5 billion. The main revenue-generating programs were the RB199 (the Tornado engine), the EJ200 and series deliveries for the MTR390. Net sales from civil engine maintenance climbed to euro 0.7 billion, an increase of 10% over 2001, including a strong performance from GE industrial gas turbine business.

Order-intake for civil and governmental business also performed diversely. Whereas the order-intake for governmental programs was down by 10% (with the exception of the MTR390), incoming orders for civil programs fell only marginally (-3%), with new GP7000, PW4000 and PW500 orders largely compensating the lower level of orders for CF6, PW300 and JT8D engines and for LM6000 industrial gas turbines. Order-intake in the area of civil-sector maintenance totaled euro 0.7 billion and was thus 11% up on the previous year. The effect of the unfavorable US dollar exchange rate was offset by a good performance in the area of industrial gas turbines. The order book at December 31, 2002 stood at approximately euro 2 billion and thus 3% below the previous year's level.

Income from ordinary activities rose sharply compared to the previous year. Amongst other factors, the reduction of provisions relating to currency hedge transactions contributed significantly to this improvement.
The MTU Group is integrated into the DaimlerChrysler Group. Cash-pooling arrangements and financing by the ultimate group parent company, DaimlerChrysler AG, play an important role.

Employees

Despite difficult economic conditions, the MTU Group was nevertheless able to keep its workforce at a high level and continue to increase the number of employees engaged in development activities. The Group had 8,376 employees worldwide at December 31, 2002. The increase of 537 employees was attributable primarily to the first-time consolidation of ATENA, an engineering subsidiary with 474 employees.

Wirtschaftlicher Verlauf

Bestimmendes Moment im Geschäftsjahr 2002 waren die Auswirkungen der Terroranschläge am 11. September 2001, die sich nachhaltig auf die Weltwirtschaft niedergeschlagen haben. Der MTU-Konzern verzeichnete im zivilen Serien- und Instandsetzungsgeschäft einen Nachfragerückgang. Durch die Erhöhung des Marktanteils des Unternehmens fiel dieser allerdings deutlich geringer aus als im Branchendurchschnitt.

Insgesamt erzielte der Konzern 2002 einen Umsatz von 2,3 Mrd. Euro und damit 9 % weniger als im Vorjahr. Der Rückgang fiel jedoch deutlich geringer aus als ursprünglich erwartet. Dafür verantwortlich waren der schwache Dollarkurs sowie Einbrüche im zivilen Geschäft; mit zivilen Programmen wurden 1,1 Mrd. Euro erwirtschaftet – 23 % weniger als 2001. Dagegen stieg der Umsatz im Behördengeschäft um 13 % auf 0,5 Mrd. Euro. Wesentliche Umsatzträger waren die Programme RB199 (Tornado-Antrieb) und EJ200 sowie Serienlieferungen des MTR390. In der zivilen Instandsetzung stiegen die Umsätze gegenüber dem Vorjahr 2001 um 10 % auf 0,7 Mrd. Euro, wobei ein wesentlicher Beitrag aus dem GE-Industriegasturbinengeschäft stammt.

Auch die Auftragseingänge haben sich im Zivil- und Behördengeschäft unterschiedlich entwickelt: Während der Konzern bei den Behördenprogrammen 10 % einbüßte - Ausnahme: MTR390 - gingen die zivilen Programme nur leicht um 3 % zurück: Neue GP7000-, PW4000- und PW500-Aufträge kompensierten die Rückgänge bei CF6- PW300- und JT8D-Antrieben sowie LM6000-Industriegasturbinen. In der zivilen Instandhaltung übertrafen die Auftragseingänge mit 0,7 Mrd. Euro den Vorjahreswert um 11 %. Der ungünstige Dollarkurs konnte durch die erfreuliche Entwicklung des Industriegasturbinengeschäfts kompensiert werden. Am Geschäftsjahresende lag der Auftragsbestand bei circa 2 Mrd. Euro und damit 3 % unter dem Vorjahreswert.

Das Ergebnis der gewöhnlichen Geschäftstätigkeit ist deutlich höher als im Vorjahr ausgefallen. Insbesondere haben in der Erhöhung die Minderungen der Vorsorgen für die Kurssicherung gewirkt.
Der MTU-Konzern ist in den DaimlerChrysler Konzern eingebunden. Ein wesentlicher Bestandteil ist hierbei das cash-pooling und die Finanzierung durch die Obergesellschaft DaimlerChrysler AG.

Mitarbeiter

Trotz der schwierigen wirtschaftlichen Lage ist es im MTU-Konzern gelungen, den Mitarbeiterstand auf hohem Niveau zu halten und im Entwicklungsbereich weiter auszubauen. Am 31. Dezember 2002 beschäftigte der Konzern weltweit 8.376 Mitarbeiter. Für den Zuwachs von 537 Personen war im Wesentlichen die erstmalige Konsolidierung von ATENA, einer Engineering-Tochter mit 474 Mitarbeitern verantwortlich.

Group companies

MTU Aero Engines GmbH, Munich

A soft landing

MTU Aero Engines GmbH (MTU) was affected above all in the financial year 2002 by the aftermath of the events of September 11, 2001, which caused a fall in demand for civil-sector series programs and maintenance business. In addition, the decline in the value of the US dollar also had a negative impact on MTU's net sales. The company was nevertheless able to maintain employment levels and generally keep pace with the high levels achieved in previous years.

MTU Aero Engines GmbH	2002	2001
Net sales (in euro million)	**1.589**	**1.860**
of which outside Germany (%)	*76*	*84*
Order book (in euro million)	**1.971**	**2.069**
Order intake (in euro million)	**1.491**	**1.505**
Employees (numver at balance sheet date)	**5.450**	**5.340**
Profit from ordinary activities (in euro million)	**279**	**171**

Solid order book

Net sales fell by 14.6 % compared to 2001. This reduction was attributable entirely to civil-sector business, whereas government-sector sales rose thanks to the series deliveries for the EJ200 and MTR390 programs. Order-intake was down 0.9 % against the previous year.
Despite declining demand and a lower US dollar exchange rate, MTU generated net sales of euro 1.1 billion from its civil-sector programs, 22.3 % below the previous year's level. By contrast, revenue from government-sector business generated net sales of euro 0.5 billion, 12.7 % more than in the previous year. The main revenue generators were again the RB199 and EJ200 programs.

The order-intake from civil-sector programs rose slightly. New orders, in particular for the GP7000, PW4000 and PW500 programs, largely offset the sharp falls in incoming orders, especially for the CF6, LM6000, PW300 and JT8D programs. Order-intake for government-sector business also weak-

Die Konzerngesellschaften

MTU Aero Engines GmbH, München

Weiche Landung

Die MTU Aero Engines GmbH (MTU) war im Geschäftsjahr 2002 insbesondere von den Nachwirkungen der Ereignisse vom 11. September 2001 betroffen, die sich in einer Abschwächung der Nachfrage im zivilen Serien- und Instandsetzungsgeschäft niederschlagen. Daneben ergab sich aus dem Rückgang des US-Dollar-Kurses eine weitere Belastung für den Umsatz der MTU. Dennoch ist es gelungen, die Beschäftigung zu sichern und an das hohe Niveau der Vorjahre anzuschließen.

MTU Aero Engines GmbH	2002	2001
Umsatz (in Mio. Euro)	**1.589**	**1.860**
Auslandsanteil (%)	*76*	*84*
Auftragsbestand (in Mio.Euro)	**1.971**	**2.069**
Auftragseingang (in Mio. Euro)	**1.491**	**1.505**
Mitarbeiter (Anzahl am Stichtag)	**5.450**	**5.340**
Ergebnis der gewöhnlichen Geschäftstätigkeit (in Mio. Euro)	**279**	**171**

Solide Auftragslage

Der Umsatz ist gegenüber 2001 um 14,6 % zurückgegangen. Die Abnahme betrifft ausschließlich das zivile Geschäft. Durch die Serienlieferungen bei den Programmen EJ200 und MTR390 ist dagegen der Umsatz im Behördengeschäft gegenüber dem Vorjahr gestiegen. Der Auftragseingang war um 0,9 % niedriger als im Vorjahr.
Trotz sinkender Nachfrage und niedrigerem US-Dollarkurs erzielte MTU mit den zivilen Programmen einen Umsatz von 1,1 Mrd. Euro, der jedoch um 22,3 % unter dem Vorjahreswert liegt. Dagegen konnte im Behördengeschäft ein Umsatz von 0,5 Mrd. Euro erzielt werden, der den Vorjahreswert um 12,7 % übertrifft. Wesentliche Umsatzträger waren wiederum die Programme RB199 und EJ200.

Die Auftragseingänge bei den zivilen Programmen zeigen insgesamt einen leichten Anstieg. Durch neue Aufträge, insbesondere bei der GP7000 sowie bei der PW4000 und bei der PW500 wurden die zum Teil erheblichen Rückgänge ausgeglichen, die hauptsächlich bei der CF6, der LM6000, der PW300 und bei der JT8D zu verzeichnen waren. Auch bei den Behördenprogram-

ened for all programs with the exception of the MTR390. As a consequence of the failure of politicians to take decisions, MTU has not still received an order for the development and production of the engine for the Transall successor, the A400M.
The order book at the end of the year stood at euro 2.0 billion. The 4.8 % reduction was attributable entirely to government-sector business. Arithmetically, the order-book is sufficient to provide work for approximately 15 months.

Earnings still at high level

The Group reports an income from ordinary activities of euro 279 million for the financial year 2002. When comparing this with the previous year, it should be noted that the reduction of provisions for currency hedging in 2002, attributable to the strengthening of the euro, had a positive effect on the result, whereas in the previous year, the opposite had been the case. The operating income, adjusted for the effect of provisions for currency hedging, fell by 15.5%. The main factor behind this development was the lower volume of civil-sector business and a further increase in research and development expenses, which were maintained at the budgeted level despite the slackening of business. The reduction in the income tax expense is attributable mainly to the reduction in provisions for currency hedging, since these provisions were not relevant for tax purposes.

Workforce continues to grow

Number of employees increases again

The workforce at MTU Aero Engines GmbH increased by 110 employees to stand at 5,450 employees at December 31, 2002. New appointments were limited to essential positions. The average age of the workforce is 41.7 years. The proportion of women employed by the company remained at 13 %.

Employee training

The company continued to promote employee training even during difficult economic times. There was again strong demand for the company's wide range of training opportunities which were cut back slightly by comparison to the previous year. Employee training days in 2003 were approximately one third lower than the exceptionally high level (35,000) achieved in the previous year. The main focuses of training, as in the previous year, were courses relating to the SAP system implemented at the beginning of 2002 as well as specialist courses covering the various areas of the business.

Work agreements

The work agreement relating to individual employee objectives for non-tariff employees, was implemented during the year, including appropriate project supervision and training. As a result, this management tool now applies to 95% of non-tariff staff. The general terms of the agreement were extended to cover the

men hat sich der Auftragseingang in allen Programmen, mit Ausnahme der MTR390, abgeschwächt. Aufgrund fehlender politischer Entscheidungen hat MTU auch in 2002 noch keinen Auftrag für die Entwicklung und Fertigung des Antriebs für den Transall-Nachfolger A400M erhalten.
Der Auftragsbestand beläuft sich zum Jahresende auf 2,0 Mrd. Euro. Der Rückgang um 4,8 % entfällt ausschließlich auf das Behördengeschäft. Der Auftragsbestand deckt rechnerisch die Beschäftigung für rd. 15 Monate.

Ergebnis weiter auf hohem Niveau

Im Geschäftsjahr 2002 wurde ein Ergebnis der gewöhnlichen Geschäftstätigkeit von 279 Mio. Euro realisiert. Beim Vergleich mit dem Vorjahr ist jedoch zu berücksichtigen, dass in 2002 ein Abbau der Verlustvorsorgen für unsere Kurssicherung aufgrund des stärkeren Euro ergebnisverbessernd wirksam war, während im Vorjahr eine Ergebnisbelastung aus der Kurssicherung eingetreten war. Das operative Ergebnis, bereinigt um die Auswirkung der Vorsorgen für Kurssicherung, ist um 15,5% gesunken. Ausschlaggebend hierfür war der Volumenrückgang im Zivilgeschäft sowie die trotz der Geschäftsabschwächung wie geplant weiter gestiegenen Forschungs- und Entwicklungsaufwendungen. Mit dem Abbau der Vorsorgen für die Kurssicherung ist im wesentlichen auch der Rückgang der Ertragsteuerbelastung verbunden, da diese Rückstellungen steuerlich nicht relevant sind.

Mitarbeiterzahl weiter gestiegen

Wieder mehr Mitarbeiter

Die Zahl der bei der MTU Aero Engines GmbH beschäftigten Mitarbeiter ist gegenüber dem 31. Dezember 2002 um 110 auf 5.450 gestiegen. Dabei wurden Neueinstellungen auf das Notwendigste beschränkt. Das Durchschnittsalter der Belegschaft liegt bei 41,7 Jahren. Der Frauenanteil in der Belegschaft beträgt wieder 13 %.

Weiterbildung

Qualifizierung und Weiterbildung wird auch in wirtschaftlich schwierigen Zeiten gefördert. Für das weit gefächerte Veranstaltungsangebot, das allerdings gegenüber dem Vorjahr bereits etwas gekürzt wurde, bestand weiterhin rege Nachfrage. Das überaus hohe Niveau von 35.000 Bildungstagen im Vorjahr wurde um rd. ein Drittel unterschritten. Schwerpunkte waren nochmals SAP-Kurse zur intensiven Nutzung dieser Anfang 2002 eingeführten Software sowie spezielle Kurse für berufliche Fachgebiete.

Betriebsvereinbarungen

Die Betriebsvereinbarung über Zielvereinbarungen im Bereich der außertariflichen Angestellten wurde durch Schulungsmaßnahmen und Prozessbegleitung umgesetzt. Für 95% des AT-Bereichs wird damit das Führungsinstrument Zielvereinbarung eingesetzt. Die Rahmenbedingungen der Zielvereinbarung wurden durch eine Konzernbetriebsvereinbarung auf unsere deutschen Tochtergesellschaften Hannover und Berlin-Brandenburg ausgeweitet. Damit ist sichergestellt, dass der

Group's German subsidiaries in Hannover and Berlin-Brandenburg, thus assuring that the process of setting individual employee objectives is applied consistently at all of the Group's German locations.

A further group agreement was concluded covering **L**eadership **E**valuation **A**nd **D**evelopment, with a view to establishing a uniform system to foster future senior management. Management levels E2 and E3 received training in connection with the LEAD process. Systematic planning of leadership development is part of the process of integrating MTU Aero Engines GmbH's employees within the Daimler-Chrysler Group.

In conjunction with a further internal group agreement relating to personnel development and training, internal and external training procedures were brought into line.

In addition, an employee incentive scheme was introduced as part of a value-based approach to management. This creates additional incentives, over and beyond existing remuneration systems, to encourage outstanding performance.

A new work agreement for non-cash payment in the company's canteens has facilitated administration.

Suggestions for improvement

A total of 21,190 suggestions were received in conjunction with the company's "Tips & Grips" program, a sharp increase over the previous year when 16,477 suggestions were submitted. This underlines the employees' strong commitment to improve MTU's operations even further.

The Group's programs

MTU Aero Engines GmbH is the leading manufacturer of engines in Germany. Together with its European, American and Japanese partners, it develops, manufactures and services engines for civil and military aircraft, helicopters and stationary gas turbines.

The engines are marketed by cooperation partners or joint sales companies. In Germany, MTU offers complete aircraft engines to the military market, providing comprehensive technological know-how, system management and engine maintenance services to its customers.

Subsidiary companies in Germany, Brazil, China und Canada carry out maintenance and repair work on commercial engines and stationary gas turbines. Tailored service packages are offered to customers, guaranteeing the smooth operation of engines and gas turbines.

During the financial year 2002, research and development spending totaled euro 229 million (in 2001:euro 155 million) of which approximately 50% relates to customers' orders. The main emphases of research were the high pressure compressor (including, in 2002, first-time application in a commercial program, the PW6000) and the development of low pollutant, low-noise and fuel-saving engines.

Zielvereinbarungsprozess an den deutschen Standorten grundsätzlich gleich gestaltet ist.
Zur Umsetzung der einheitlichen Führungskräfteentwicklung wurde eine Konzernbetriebsvereinbarung über **L**eadership **E**valuation **A**nd **D**evelopment abgeschlossen. Die Führungsebenen E2 und E3 wurden im LEAD-Prozess geschult.
Die einheitliche Führungskräfteentwicklung und Führungskräfteplanung unterstützt und fördert die Integration der Mitarbeiter der MTU Aero Engines GmbH im DaimlerChrysler Konzern.
Im Rahmen einer Konzernbetriebsvereinbarung zur Personalentwicklung und Fort- und Weiterbildung wurden die internen und externen Bildungsmaßnahmen auf eine einheitliche Grundlage gestellt.
Als Komponente der Wertorientierten Führung wurde eine Betriebsvereinbarung zur Incentivierung von Mitarbeiterinnen und Mitarbeitern abgeschlossen. Damit sollen neben den Vergütungssystemen zusätzliche Anreize bei besonderen Leistungen geschaffen werden.
Die neue Betriebsvereinbarung über die bargeldlose Zahlung in der Kantine erleichtert die Administration der Servicebetriebe.

Betriebliches Vorschlagswesen
Bei „Tips & Grips", unserem betrieblichen Vorschlagswesen, sind in diesem Jahr 21.190 Verbesserungsvorschläge eingegangen, womit die Vorjahreszahl (16.477) wieder deutlich übertroffen wurde. Dies unterstreicht das Engagement der Mitarbeiter für ihr herausragendes Bestreben zur weiteren Verbesserung der MTU.

Die Programme

Als der führende deutsche Triebwerkshersteller entwickelt, fertigt und betreut die MTU Aero Engines GmbH in Kooperation mit europäischen, amerikanischen und japanischen Partnern Antriebe für Verkehrs- und Militärflugzeuge sowie für Hubschrauber und stationäre Gasturbinen.

Die Vermarktung der Triebwerke erfolgt über Kooperationspartner oder gemeinsame Vertriebsgesellschaften. Im militärischen Markt ist MTU in Deutschland Anbieter kompletter Flugzeugantriebe, wobei den Kunden umfassendes technologisches Know-how, die Systemführung und die Instandhaltung dieser Triebwerke geboten werden.

Für die Wartung und Überholung von zivilen Triebwerken und stationären Gasturbinen stehen Tochtergesellschaften in Deutschland, Brasilien, China und Kanada bereit. Das Angebot umfasst kundenspezifische Servicepakete, die jedem Kunden den reibungslosen Betrieb seines Triebwerks bzw. seiner Gasturbine gewährleisten.

Für die Forschung und Entwicklung wurden im Geschäftsjahr 2002 insgesamt 229 Mio. Euro (in 2001: 155) aufgewendet, wovon rund 50% auf Kundenaufträge entfallen. Dabei liegen die Schwerpunkte im Bereich Hochdruckverdichter, wobei in 2002 erstmals der Einstieg in einem zivilen Programm, der PW6000, gelungen ist, sowie bei der Entwicklung schadstoff- und geräuscharmer sowie kraftstoffsparender Triebwerke.

Engines for commercial aircraft

GP7000

Together with Pratt & Whitney and General Electric, MTU is a risk and revenue sharing partner in the GP7000 program, with a share of 22.5%. The engine is intended for use in the Airbus A380. Air France was the first customer for the GP7000. In the meantime 188 firm orders have been placed. The first flight of an A380 with a GP7000 is scheduled for 2006.

PW6000

Since February 1, 1999, MTU has been the preferred supplier for the PW6000 engine program, used in the Airbus A318. MTU is involved in the development, production and assembly of the entire low-pressure turbine. In 2002, MTU was also entrusted with the development and manufacture of the high pressure compressor. MTU thus has an 18% stake in the PW6000 program as a risk and revenue sharing partner.

The first flight of an A318 with a PW6000 engine took place successfully in January 2002. The first engines are due for delivery in mid-2005.

Current marketing campaigns give grounds for expecting an increase in market volume.

PW4000Growth

Since 1991, MTU has held a program share of 12.5% in the development and manufacture of the PW4000Growth engine family. MTU's share relates to the low-pressure turbine.

The first version, the PW4084, was given FAA approval in April 1994 and the engine was put into service in the Boeing 777 in June 1995. The more powerful version, the PW4090, has been in series production since March 1997. 110 PW4084 engines are currently being used for flight operations and approximately 190 PW4090 engines have been delivered to customers. Both versions have proved to be excellent performers. The most powerful version, the PW4098, with a starting thrust of 98,000 pounds, was given approval in July 1999 and put into service in August 1999.

These three versions presently account for more than 25% of the market share for engines used in the B777.

Antriebe für Verkehrsflugzeuge

GP7000
Im Programm GP7000 ist die MTU mit einem Anteil von 22,5% als Risk- und Revenue-Sharing-Partner zusammen mit Pratt & Whitney und General Electric beteiligt. Das Triebwerk ist für den Airbus A380 vorgesehen. Erstkunde der GP7000 ist Air France. Mittlerweile liegen 188 Festbestellungen vor. Der Erstflug einer A380 mit GP7000 wird für 2006 erwartet.

PW6000
Seit dem 1. Februar 1999 ist MTU bevorzugter Lieferant im Triebwerksprogramm PW6000, das im Airbus A318 eingesetzt wird. MTU ist an der Entwicklung, Produktion und Montage der gesamten Niederdruckturbine beteiligt. In 2002 wurde die MTU darüber hinaus mit der Entwicklung und Fertigung des Hochdruckverdichters betraut. Damit ist MTU als Risk- und Revenue-Sharing-Partner mit 18% am PW6000-Programm beteiligt.

Der erfolgreiche Erstflug einer A318 mit PW6000 fand im Januar 2002 statt. Die ersten Triebwerke sollen ab Mitte 2005 ausgeliefert werden.

Derzeit laufende Kampagnen versprechen ein wachsendes Marktvolumen.

PW4000Growth
Seit 1991 ist die MTU an der Entwicklung und Fertigung der Triebwerksfamilie PW4000Growth mit einem Programmanteil von 12,5% beteiligt, der die Niederdruckturbine umfasst.
Die FAA-Zulassung für die erste Variante PW4084 erfolgte im April 1994, die Indienststellung des in der Boeing 777 installierten Triebwerks im Juni 1995. Die schubstärkere Version PW4090 befindet sich seit März 1997 im Serieneinsatz. Von der PW4084 sind derzeit 110 im Flugbetrieb, von der PW4090 sind rund 190 Triebwerke ausgeliefert. Beide Varianten haben sich im Einsatz hervorragend bewährt. Die mit 98 klb schubstärkste Version PW4098 wurde im Juli 1999 zugelassen und im August 1999 in Dienst gestellt.
Der Marktanteil aller drei Varianten in der B777 liegt derzeit bei mehr als 25 %.

PW2000

Pratt & Whitney und MTU entered into a cooperation agreement in 1977 for the development and production of the PW2000 engine family. FiatAvio and Volvo Aero Engines are also involved in this program along with Pratt & Whitney and MTU. MTU's share in the program includes the five-stage low-pressure turbine together with turbine exit casing, diffuser casing and several highly-engineered parts of the high-pressure turbine. The engine is used in commercial applications such as in the Boeing 757-200/300 and in military applications such as in the C-17 Globemaster. It is expected that this program will continue to develop positively, not least because of the US government's commitment to acquire a further 60 C17 transport aircraft as of 2004.

In July 2002, the more powerful version, the PW2043, received approval for use in the Boeing 757-300. Entry-into-service is planned for the final quarter of 2003.

JT8D-200

Pratt & Whitney and MTU entered into a cooperation agreement in 1984 for the production of low-pressure turbine blades and parts from various sub-assembly components for the engine family JT8D-200.

Approximately 2,200 engines are currently being used in MD80 aircraft. Following the delivery of the final MD80 in 2001, further market opportunities are seen in the planned re-engining programs for the aircraft B707 used for the military applications Joint Stars and AWACS.

As a result of the high number of engines still in use, the demand for spare parts remains at a high level, albeit with a slight decline in the trend.

PW300, PW500

A cooperation agreement has been in place with Pratt & Whitney Canada since 1990 for PW300 and PW500 engines used in light and medium-weight business jets. MTU's share of the program includes the development and production of the low-pressure turbine and of the turbine exit casing for each of the individual programs.

The PW305 engine is used in all Hawker 1000 and Learjet 60 aircraft manufactured by Bombardier Aerospace. The PW306 engine, series production of which started in 1998, is used in the Gulfstream G200 (formerly Galaxy) and for the short-haul DO328Jet, whereby the future of this aircraft is uncertain due to the financial difficulties of the manufacturer, Fairchild-Dornier. A further variant of the engine, the PW306, is used in the Cessna Citation Sovereign which is currently in the flight approval phase; the first engines are planned for delivery in 2003. Pratt & Whitney Canada delivered the 1,000th PW300 engine in mid-2002.

The two PW500 variants are used in the Cessna Citation Bravo (PW530) and the Cessna Citation Excel (PW545), in both cases on an exclusive basis. A more powerful engine will be required for the forthcoming update of the Excel. Technical work has been started and certification of the higher thrust performance is planned for the end of 2003.

PW2000
Zwischen Pratt & Whitney und MTU wurde 1977 ein Kooperationsvertrag zur Entwicklung und Fertigung der Triebwerksfamilie PW2000 abgeschlossen. Neben Pratt & Whitney und der MTU sind an diesem Programm auch FiatAvio und Volvo Aero Engines beteiligt. Der MTU-Programmanteil umfasst die fünfstufige Niederdruckturbine einschließlich Turbinenaustrittsgehäuse, das Diffusorgehäuse sowie diverse hochwertige Teile der Hochdruckturbine. Das Triebwerk wird in der zivilen Anwendung B757-200/-300 und in der militärischen Anwendung C-17 Globemaster eingesetzt. Insbesondere durch die Entscheidung der US-Regierung zur Beschaffung von weiteren 60 Transportflugzeugen C17 ab 2004 wird auch weiterhin eine positive Entwicklung dieses Programms erwartet.
Die Triebwerkszulassung der leistungsgesteigerten Version PW2043 für die Anwendung in der Boeing 757-300 ist im Juli 2002 erfolgt. „Entry-into-Service" ist für das vierte Quartal 2003 geplant.

JT8D-200
Bereits im Jahr 1984 wurde zwischen Pratt & Whitney und MTU ein Zusammenarbeitsvertrag für die Fertigung von Niederdruckturbinenschaufeln sowie von Teilen aus verschiedenen Baugruppen für die Triebwerksfamilie JT8D-200 geschlossen.
Derzeit sind ca. 2.200 Triebwerke in der MD80-Familie im Flugeinsatz. Nach Abschluss der Auslieferung der letzen MD80 in 2001 ergeben sich weitere Marktchancen aus geplanten Reengining Programmen des Flugzeugtyps B707 für die militärischen Anwendungen Joint Stars und AWACS.
Wegen der hohen Anzahl eingebauter Triebwerke liegen die Ersatzteilbedarfe nach wie vor auf hohem Niveau, aber mit leicht fallender Tendenz.

PW300, PW500
Seit 1990 besteht eine Kooperation mit Pratt & Whitney Canada für Antriebe von leichten und mittelschweren Geschäftsreiseflugzeugen, die sich auf die beiden Triebwerksfamilien PW300 und PW500 erstreckt. Der MTU-Programmanteil umfasst in allen Einzelprogrammen die Entwicklung und Produktion der Niederdruckturbine und des Turbinenaustrittgehäuses.
Das PW305 Triebwerk ist der exklusive Antrieb der Hawker 1000 und des Learjet 60 von Bombardier Aerospace. Das 1998 in Serie gegangene PW306 findet seine Anwendung in der Gulfstream G200 (ehemals Galaxy) sowie dem Regionalflugzeug DO328Jet, dessen Zukunft allerdings auf Grund finanzieller Schwierigkeiten des Herstellers Fairchild-Dornier unklar ist. In einer weiteren Ableitung kommt das PW306 in der Cessna Citation Sovereign zum Einsatz, die sich derzeit in der Flugzulassung befindet; erste Lieferungen sind für 2003 geplant. Mitte des Jahres hat Pratt & Whitney Canada das 1000. PW300-Triebwerk ausgeliefert.
Die beiden PW500 Anwendungen dienen als Exklusivantrieb in der Cessna Citation Bravo (PW530) und der Cessna Citation Excel (PW545). Für die anstehende Modellpflege der Excel wird ein leistungsgesteigertes Triebwerk benötigt. Die technischen Arbeiten dazu wurden begonnen. Die Zertifikation der Schuberhöhung ist für Ende 2003 geplant.

Development activities for the new engine PW307 are progressing in line with plan. The engine is based on the design of the successful PW306 engine and will perform with higher thrust but reduced fuel consumption. The first low-pressure turbine module was delivered to P&WC on November 8, 2002. The PW307 has been selected by Dassault for the new Business Jet Falcon 7X which should be certified by mid-2006. MTU's share of development work and production covers the low-pressure turbine, the exit casing and mixer.

V2500

In 1983, together with Pratt & Whitney, Rolls-Royce, Japanese Aero Engines Corporation and FiatAvio, MTU founded IAE International Aero Engines AG with the aim of jointly developing, manufacturing and selling the V2500 engine. In the meantime, FiatAvio is no longer one of the risk and revenue-sharing partners, but still supplies parts to Rolls-Royce on a sub-contract basis.

MTU's share of the development work relates to the low-pressure turbine. The engine is used in the A319, A320 and A321 Airbuses as well as in the Boeing MD-90. The consortium is still considering the possibility of a successor engine. It is expected that the Boeing 737 will be replaced in the period from 2010 to 2012 and that the V2500 successor engine will then be used in both Airbus and Boeing aircraft.

In October 2002, the consortium celebrated assembly of the 2000th series engine. Following a slump in the market towards the end of 2001, production levels stabilized again in 2002. The forecasts for 2003 indicate that volumes are on the rise again. In addition, the first indications of a small increase in spare parts sales have been identified.

CF6

MTU has participated in the General Electric CF6 engine program since 1972, manufacturing parts for the high pressure turbine and compressor. Spare parts business is an important aspect of this engine program. The latest versions, the CF6-80C and CF6-80E, are used in transcontinental aircraft manufactured by Airbus(new business for the A330) and Boeing (new business for the B747-400 and B767). The CF6-80E has become increasingly successful in the market for A330 applications. MTU has participated since 1990 in the industrial gas turbine, LM6000, an off-shoot of the CF6-80C aero engine.

Engines for military aircraft

EJ200

MTU has developed the EJ200 engine for the Eurofighter together with Rolls-Royce, FiatAvio and ITP. MTU's share of development work (33%) covers the low and high- pressure compressors, electronic control and engine assembly and testing work.

In the meantime, all 28 prototype engines have been made available for the Eurofighter program. All of the test cells are equipped with EJ200 engines and are currently in the test-flight phase.

The series approval process has been completed and flight approval was issued in May 2001. In connection with the series procurement contract for the first

Die Entwicklungsaktivitäten für das neue Triebwerk PW307 laufen planmäßig. Das Triebwerk baut auf der Konstruktion des erfolgreichen PW306-Triebwerkes auf und wird einen erhöhten Schub bei gleichzeitig gesenktem Kraftstoffverbrauch aufweisen. Am 8. November 2002 wurde das erste Niederdruckturbinen-Modul an P&WC versendet. Die PW307 wurde von Dassault für den neuen Business Jet Falcon 7X ausgewählt, der Mitte 2006 zertifiziert werden soll. Der MTU Entwicklungs- und Fertigungsumfang umfasst die Niederdruckturbine samt Austrittsgehäuse und Mischer.

V2500

1983 gründete MTU mit Pratt & Whitney, Rolls-Royce, Japanese Aero Engines Corporation und FiatAvio die IAE International Aero Engines AG, um das Triebwerk V2500 gemeinsam zu entwickeln, zu fertigen und zu vermarkten. FiatAvio ist als Risk- and Revenue-Sharing Partner inzwischen ausgeschieden, liefert jedoch als Unterlieferant von Rolls-Royce weiterhin Teile.

Der MTU-Entwicklungsanteil erstreckt sich auf die Niederdruckturbine. Dieses Triebwerk findet Anwendung in den Airbustypen A319, A320 und A321 sowie in der Boeing MD-90. Die Überlegungen innerhalb des Konsortiums bezüglich eines Nachfolgetriebwerkes laufen kontinuierlich weiter. Es wird erwartet, dass in den Jahren 2010 bis 2012 die Boeing 737 abgelöst wird und das V2500 Nachfolgetriebwerk dann sowohl in Airbus- als auch Boeing-Flugzeugen Verwendung finden wird.

Im Oktober 2002 wurde die Montage des 2000. Serientriebwerkes gefeiert. Nach dem starken Markteinbruch zum Ende des Jahres 2001 hat sich die Produktion wieder stabilisiert. Die Liefervorschau für 2003 zeigt wieder noch oben. Außerdem gibt es erste Anzeichen für einen leichten Anstieg der Ersatzteilverkäufe.

CF6

Am Triebwerksprogramm General Electric CF6 ist MTU seit 1972 mit Teilen der Hochdruckturbine und des Verdichters beteiligt. Bei diesen Triebwerken hat das Ersatzteilgeschäft einen hohen Anteil. Die aktuellen Versionen CF6-80C und CF6-80E kommen in Großraumflugzeugen von Airbus (im Neugeschäft in der A330) und Boeing (im Neugeschäft in der B747-400 und B767) zum Einsatz. Die CF6-80E hat einen zunehmenden Markterfolg in der A330-Anwendung. Seit 1990 sind wir an der von dem CF6-80C Flugtriebwerk abgeleiteten Industriegasturbine LM6000 beteiligt.

Antriebe für Militärflugzeuge

EJ200

Zusammen mit Rolls-Royce, FiatAvio und ITP entwickelt MTU das Triebwerk EJ200 für den Eurofighter. Der Entwicklungsanteil (33%) umfasst den Nieder- und Hochdruckverdichter, den elektronischen Triebwerksregler und die Durchführung von Triebwerksmontagen und Prüfläufen.

Alle 28 Prototyptriebwerke wurden mittlerweile dem Programm zur Verfügung gestellt. Sämtliche Erprobungszellen sind mit EJ200 ausgestattet und befinden sich in der Flugerprobung.

Die Serienzulassung ist abgeschlossen; die Flugzulassung wurde im Mai 2001 erteilt. Aus dem im September 1998 unterzeichneten Serienbeschaffungsvertrag

tranche of 363 engines, signed in September 1998, more than 100 MTU components have been made available to the partners by the end of 2002. By the end of the year, 76 completed engines have been supplied to NETMA. As from the 85th series engine, the FOC standard becomes the norm for delivery. The first MTU modules to be delivered to this standard (HDV) were supplied to partner companies in December.

The proposal for the second series tranche for a total of 519 engines (incl. spare engines) was submitted to the customer in November 2002.

The framework contractual terms between MTU and the customer for the joint project are now in place.

Proposals for logistical services and for the initial operational phase have been submitted to the customers. In addition to the NETMA programs, export proposals have also been issued Eurofighter and EADS.

RB199

The RB199 engine is a joint development by Rolls-Royce, MTU and FiatAvio for use in the multi-purpose Tornado combat aircraft. MTU has developed the medium and high-pressure compressor, the external wheelcase, the intermediate-pressure turbine, the intermediate casing, the thrust reverser and the bypass duct for this engine. In all, a total of 2,504 engines have been delivered to four nations and have aggregated over 4.8 million flying hours. Now that production of the series has come to an end, MTU is concentrating on providing spare parts and technical and logistical services. Because of tight budgets and modifications which prolong the engine's operating life, a slight reduction in net sales is expected in the future. In addition, the German Air Force is planning to discontinue its use of Tornados as of 2003.

MTR390

The MTR390 engine, which was developed in cooperation with Turboméca and Rolls Royce for the Franco-German escort anti-tank helicopter, TIGER, has successfully completed the development phase. MTU's contribution to the program relates to the technically advanced core engine together with combustor and high pressure turbine, and various items of add-on equipment. The contract for the procurement of 320 engines was awarded in January 2000. The first 10 series engines were delivered by the end of 2002.

Propulsion system for the A400M, the Transall successor

A consortium made up of Rolls-Royce, SNECMA, MTU and ITP is developing the propulsion system for the A400M, the successor to the Transall. EPI Europrop International GmbH has been set up jointly for this purpose.

MTU's stake in the program relates to development and manufacture of the medium-pressure condenser and turbine, as well as participation in the engine control unit. MTU will also be responsible for the final assembly and delivery of all the engines. MTU's share in the project is approximately 25%. MTU plans to carry out a large proportion of its activities at the Ludwigsfelde site.

Contract negotiations with the Airbus Military Company for the development, series preparation and production of the engine are still to be completed. The first flight of the A400M is planned for 2008.

für die erste Tranche von 363 Triebwerken wurden bis Ende 2002 den Partnern mehr als 100 MTU-Komponenten zur Verfügung gestellt. Bis zum Jahresende sind insgesamt 76 Triebwerkslieferungen aller Partner an die NETMA erfolgt. Ab dem 85. Serientriebwerk kommt der FOC-Standard zur Auslieferung. Die ersten MTU-Module dieses Standards (HDV) wurden im Dezember an die Partner geliefert.
Das Angebot für die 2.Tranche Serie für insgesamt 519 Triebwerke (inkl. Ersatztriebwerke) wurde im November 2002 an den Kunden abgegeben.
Die vertraglichen Rahmenvereinbarungen zum kooperativen Modell sind zwischen MTU und Auftraggeber abgeschlossen.
Angebote zur logistischen Betreuung und für die erste operationelle Phase sind an den Kunden übergeben worden. Neben den NETMA-Programmen wurden auch Export-Angebote an Eurofighter und EADS abgegeben.

RB199
Das Triebwerk RB199 ist eine Gemeinschaftsentwicklung von Rolls-Royce, MTU und FiatAvio für das Mehrzweckkampfflugzeug Tornado. Der Mittel- und Hochdruckverdichter, das äußere Getriebe, die Mitteldruckturbine, das Zwischengehäuse, der Schubumkehrer und das Mantelstromgehäuse wurden von MTU entwickelt. Insgesamt wurden 2.504 Triebwerke an vier Nationen ausgeliefert, die mittlerweile über 4,8 Mio. Flugstunden erreicht haben. Nach Auslauf der Serie konzentrieren sich die Aktivitäten auf die Ersatzteilversorgung sowie die technische und logistische Betreuung. Bedingt durch die knappen Budgets sowie durch die lebensdauerverlängernden Modifikationen ist für die Zukunft eine leichte Abnahme des Umsatzes zu erwarten. Außerdem plant die Luftwaffe eine Stilllegung von Tornados ab 2003.

MTR390
Das in Kooperation mit Turboméca und Rolls-Royce entwickelte Triebwerk MTR390 für den deutsch-französischen Unterstützungs- und Panzerabwehrhubschrauber TIGER hat die Entwicklungsphase erfolgreich abgeschlossen. Der Programmanteil der MTU konzentriert sich auf das technologisch anspruchsvolle Kerntriebwerk mit Brennkammer und Hochdruckturbine sowie auf einige Anbaugeräte. Die Unterzeichnung des Beschaffungsvertrages über das erste Los von 320 Triebwerken ist im Januar 2000 erfolgt. Bis Jahresende wurden die ersten 10 Serientriebwerke ausgeliefert.

Antrieb für den Transall-Nachfolger A400M
Der Antrieb für den Transall-Nachfolger A400M wird von einem Konsortium bestehend aus Rolls-Royce, SNECMA, MTU und ITP angeboten. Hierzu wurde gemeinsam die EPI Europrop International GmbH gegründet
Der Programmanteil der MTU umfasst den Mitteldruckverdichter und die Mitteldruckturbine in Entwicklung und Produktion sowie eine Beteiligung an der Regelung. Außerdem wird MTU für die Endmontage und die Auslieferung aller Triebwerke verantwortlich sein. Der MTU-Anteil beläuft sich insgesamt auf rd. 25%. MTU plant, einen erheblichen Anteil ihrer Aktivitäten am Standort Ludwigsfelde durchzuführen. Die Vertragsverhandlungen mit der Airbus Military Company über Entwicklung, Serienvorbereitung und Produktion des Triebwerks sind allerdings noch nicht abgeschlossen. Der Erstflug der A400M ist für das Jahr 2008 geplant.

LV100

The LV100-5 gas turbine is envisages as a replacement engine for the US Army Abrams M1 tank. MTU is responsible within the development program for the operating turbine and heat exchanger. The development partners, General Electric and Honeywell, are the principal contractors to the US Army.
All key milestones in the development program have been attained by MTU in line with schedule.
Series production is commissioned in batches. In November 2002, a proposal was submitted to Honeywell for the series production of the heat exchanger for the first batch of 279 engines. As far as the operating turbine is concerned, General Electric is expected to issue an invitation to tender at the beginning of 2003. The series volume totals 627 engines with an option for a further 1,015 engines.

MTU Maintenance Hannover GmbH

MTU Maintenance Hannover GmbH, based in Langenhagen near to Hannover, is a 100 % subsidiary of MTU Aero Engines GmbH. The company maintains, repairs and overhauls the engines of numerous international airlines ensuring compliance with the latest standards in the areas of security, reliability and economic efficiency. As one of the leading companies providing civil aero-engine maintenance services, MTU Maintenance Hannover services engines of General Electric (CF6-50, CF6-80), International Aero Engines (V2500) and CFMI (General Electric/Snecma CFM56). MTU Maintenance Hannover is also the world's leading company for the V2500 engine. During the year under report, the number of CF6 engines maintained by the company reached the 2,500 mark.
In addition to overhauling complete engines, MTU Maintenance Hannover also overhauls engine modules and performs specialized repair work for a whole range of engine components. The range of products offered by the Company also includes technical and logistical consulting services, support services to airline companies expanding their own overhaul capacities and training services carried out either at the company's or at the customer's site. The company also provides additional 'engine-pool services', comprising the replacement of engines/turbines to airline companies and stationary gas turbine operators. These 'engine-pool services' are offered in response to the growing demand for comprehensive services for aero-engines, based on the concept of a "care-free package" offered by a single enterprise.
The terrorist attacks in the USA on September 11, 2001 resulted in a lower volume of engine deliveries for MTU Maintenance Hannover during the first half of 2002 as airline companies extended the period between maintenance checks. The second half of the year saw a recovery so that capacity utilisation for the full year improved overall compared to the previous year. Net sales rose from € 490 million to € 543 million (+ 10.9 %). Exports accounted for 93.0 % of net sales (2001: 95.4 %).
During the financial year under report, MTU Maintenance Hannover had an average of 1,311 employees, 5.6 % more than in the previous year.
In the light of the capacity utilization situation in recent years, MTU Maintenance Hannover had rented factory capacity at locations away from the Company's base

LV100

Die Gasturbine LV100-5 ist für ein Reengining des US-Army-Panzers Abrams M1 vorgesehen. Im Rahmen des Entwicklungsprogramms ist MTU für die Nutzturbine und den Wärmetauscher zuständig. Die Entwicklungspartner General Electric und Honeywell sind Hauptauftragnehmer der US Army in diesem Programm.
Alle wesentliche Meilensteine im Entwicklungsprogramm sind von MTU termingerecht erreicht worden.
Die Serienproduktion wird in Losen beauftragt. Für das erste Los über 279 Triebwerke wurde an Honeywell im November 2002 ein Angebot für die Serienproduktion des Wärmetauschers abgegeben. Hinsichtlich der Nutzturbine wird eine Aufforderung zur Angebotsabgabe von General Electric für Anfang 2003 erwartet. Die Gesamtstückzahl für die Serie beträgt 627 Triebwerke mit Option auf weitere 1.015 Stück.

MTU Maintenance Hannover GmbH

Die MTU Maintenance Hannover GmbH in Langenhagen bei Hannover ist ein 100%iges Tochterunternehmen der MTU Aero Engines GmbH. Bei der MTU Maintenance Hannover werden die Flugtriebwerke vieler internationaler Luftfahrtgesellschaften überholt und repariert, wobei die hohen Standards hinsichtlich Sicherheit, Zuverlässigkeit und Wirtschaftlichkeit eingehalten werden. Als eine der führenden Firmen der zivilen Triebwerkswartung betreut die MTU Maintenance Hannover Triebwerke von General Electric (CF6-50, CF6-80), International Aero Engines (V2500) sowie CFMI (General Electric/Snecma; CFM56). Für die V2500 ist die MTU Maintenance Hannover weltweiter Marktführer. Im Programm CF6 konnte in diesem Geschäftsjahr bereits das 2.500. Triebwerk instandgesetzt werden.
Neben der kompletten Triebwerksinstandsetzung überholt die MTU Maintenance Hannover Triebwerksmodule und führt Spezialreparaturen an einem breiten Spektrum von Triebwerkskomponenten durch. Der Servicegrad wird darüber hinaus durch die technische und logistische Beratung, die Unterstützung beim Aufbau eigener Triebwerksüberholkapazitäten der Luftfahrtgesellschaften sowie durch Schulung im eigenen Werk oder beim Kunden erhöht. Zur Angebotsplatte gehören auch die „engine.pool services". Sie umfassen die Bereitstellung von Ersatzmotoren/-turbinen für Luftfahrtgesellschaften und Betreiber von stationären Gasturbinen. Mit den „engine.pool services" antwortet die MTU Maintenance Hannover auf die steigende Nachfrage nach umfassender Triebwerksbetreuung und bietet die Vorteile eines "Sorglospaketes" aus einer Hand.
Die Terroranschläge in den USA am 11. September 2001 führten branchenspezifisch auch bei der MTU Maintenance Hannover zu rückläufigen Triebwerksanlieferungen innerhalb des ersten Halbjahres 2002, da die Fluggesellschaften ihre Wartungsintervalle streckten. Eine Erholung hat sich im zweiten Halbjahr 2002 ergeben, so dass die Kapazitätsauslastung doch noch das Niveau des Vorjahres überschritten hat. Somit konnte auch der Umsatz gegenüber dem Vorjahr von 490 Mio. Euro auf 543 Mio. Euro (+ 10,9 %) erhöht werden. Der Exportanteil lag bei 93,0 % (im Vorjahr 95,4 %).
Im Jahresdurchschnitt 2002 beschäftigte die MTU Maintenance Hannover mit

as a temporary solution. In the previous year, it was therefore resolved to expand the existing factory facilities (including a social area for employees), office space (together with a workshop for trainees) and the Company's warehousing facilities. Construction work was commenced in spring 2002 and the first section of the factory building extension was completed in October 2002. Construction of offices for the trainee workshop was started towards the end of 2002.

MTU Maintenance Berlin-Brandenburg GmbH

MTU Maintenance Berlin-Brandenburg GmbH, based in Ludwigsfelde near Berlin, is a 100 % subsidiary of MTU Aero Engines GmbH. It provides maintenance and repair services for aero engines and industrial gas turbines. The company has been able to improve its competitive position in all segments thanks to its strong performance, reliability and customer-focused approach.
MTU Maintenance Berlin-Brandenburg is an established partner for the repair and overhaul of the PT6A, JT15D, PW200 and PW300 engine series, manufactured by Pratt & Whitney Canada. The company also extended its product range to include the repair and overhaul of the CF34 propulsion system manufactured by General Electric of the United States of America. This engine received certification in November 2002.
As well as aero engines, MTU Maintenance Berlin-Brandenburg also repairs and overhauls industrial gas turbines manufactured by General Electric (LM2500, LM5000, LM6000) and Vericor Powersystems (ASE40/50, TF40/50). The company has also succeeded in expanding and strengthening its market position in this sector. During the year under report, the company's market reach in South America was again expanded.
On the back of this strong performance in 2002, MTU Maintenance Berlin-Brandenburg was able, again, to increase net sales by euro 32 million to euro 128 million. During the financial year 2002, the company had an average of 506 employees, 61 more than in the previous year.

Pratt & Whitney Canada Customer Support Centre GmbH

Pratt & Whitney Canada Customer Support Centre GmbH (CSC), based in Ludwigsfelde near Berlin, is a 50:50 joint venture between MTU Maintenance Berlin-Brandenburg GmbH and Pratt & Whitney Canada, Montreal. CSC provides maintenance and repair services for aero engines. Since its foundation in 1991, it has been able to achieve a leading market position in the region Europe, Africa and the Near East.
Net sales of euro 141 million in the year under report fell some 4% below the previous year's level, mainly as a result of the fall in value of the US dollar. Operating as a dedicated sales company, CSC has 20 employees, spread between the two sites in Ludwigsfelde near Berlin and Southampton / UK.

1.311 Mitarbeitern um 5,6 % mehr als im Vorjahr.
Die Auslastungssituation der letzten Jahre hat bereits dazu geführt, dass die MTU Maintenance Hannover zusätzlich Hallenkapazität außerhalb des Betriebsgeländes als Übergangslösung angemietet hat. Im Vorjahr wurde deshalb die Erweiterung der bestehenden Werkhalle mit Sozialtrakt, des Bürotraktes mit Ausbildungswerkstatt sowie des Lagerbereichs beschlossen. Innerhalb des im Frühjahr 2002 begonnenen Bauvorhabens konnte der erste Bauabschnitt der Hallenerweiterung im Oktober 2002 eröffnet werden. Der Bau des Bürotrakts und der Ausbildungswerkstatt wurde Ende 2002 begonnen.

MTU Maintenance Berlin-Brandenburg GmbH

Die MTU Maintenance Berlin-Brandenburg GmbH in Ludwigsfelde bei Berlin ist ein 100%-iges Tochterunternehmen der MTU Aero Engines GmbH. Sie ist im Bereich der Instandsetzung und Reparatur von Flugtriebwerken und Industriegasturbinen tätig. Durch gute Performance, Zuverlässigkeit und Kundenorientierung konnte das Unternehmen seine Wettbewerbsposition in allen Bereichen weiter verbessern.
Im Bereich der Flugtriebwerke ist die MTU Maintenance Berlin-Brandenburg ein anerkannter Partner für die Reparatur und Überholung von Triebwerken der Serien PT6A, JT15D, PW200 und PW300 des Herstellers Pratt & Whitney Canada. Darüber hinaus konnte das Produktportfolio um die Reparatur und Überholung des Antriebes CF34 des amerikanischen Herstellers General Electric erweitert werden, wofür die Zulassung im November 2002 erteilt wurde.
Außer Flugtriebwerken repariert und überholt die MTU Maintenance Berlin-Brandenburg Industriegasturbinen von General Electric (LM2500, LM5000, LM6000) und Vericor Powersystems (ASE40/50, TF40/50). Auch hier konnte die Marktposition weiter ausgebaut und gefestigt werden. In diesem Jahr wurde insbesondere die Marktposition in Südamerika weiter erfolgreich ausgebaut.
Durch die positive Entwicklung im Geschäftsjahr 2002 konnte die MTU Maintenance Berlin-Brandenburg ihren Umsatz um 32 Mio. Euro auf 128 Mio. Euro erneut steigern. Im Jahresdurchschnitt wurden 506 Mitarbeiter beschäftigt; die Zahl der Arbeitsplätze stieg damit im Vergleich zum Vorjahr um 61.

Pratt & Whitney Canada Customer Support Centre GmbH

Die Pratt & Whitney Canada Customer Support Centre GmbH (CSC) in Ludwigsfelde bei Berlin ist ein 50/50 Joint Venture zwischen der MTU Maintenance Berlin-Brandenburg GmbH sowie Pratt & Whitney Canada, Montreal. Das CSC ist im Bereich der Instandsetzung und Reparatur von Flugtriebwerken tätig und konnte seit der Gründung in 1991 eine führende Marktposition in der Region Europa, Afrika und Naher Osten einnehmen.
Im abgelaufenen Jahr ist der Umsatz mit 141 Mio. Euro um 4% unter dem Vorjahr geblieben, was hauptsächlich auf dem Rückgang des US-Dollar-Kurses beruht. Als reine Vertriebsgesellschaft beschäftigt das CSC 20 Mitarbeiter. Sie verteilen sich auf zwei Standorte in Ludwigsfelde bei Berlin und Southhampton / UK.

MTU Maintenance Canada Ltd.

MTU Maintenance Canada Ltd. which has its registered office in Richmond near Vancouver, British Columbia, was founded in 1998. In 2002, the company turned its focus to the provision of repair services for CFM56-3 engines: this engine type has now become the company's main source of revenues. Market coverage was extended to China, India and Australia. In the coming years, the CFM56-3 program will replace the JT8D program as the company's main product.

MTU Maintenance Canada currently has 332 employees (2001: 449). Despite the reduction in the workforce, net sales increased to CAD 102 million (2001: CAD 91 million). As a consequence of the on-going recession affecting the aviation industry, particularly in the North American region in the wake of the terrorist attacks in September 2001, the company has initiated a restructuring plan.

MTU Maintenance Zhuhai Comp. Ltd.

In 1999, MTU reached an agreement with China Southern Airlines to set up a 50:50 joint venture to provide engine maintenance services. Following approval of the joint venture agreement by the State Planning and Development Committee (SPDC) on December 25, 2000, a joint team commenced preparations for the company. The Ministry of Foreign Trade and Economic Cooperation (MOFTEC) approved the project in March 2001 and on April 6, 2001, on receipt of the necessary business license, MTU Maintenance Zhuhai Comp. Ltd. was founded in Zhuhai / China.

In 2002, a site was prepared for the company in the Zhuhai free trade zone, to be leased for a period of 30 years. The new building was officially opened on November 5, 2002. Total capital expenditure of the joint venture up to 2010 will be in the region of US dollar 100 million, of which approximately three quarters was invested up to the end of 2002.

Operating activities commenced in January 2003 for the V2500 program. A further project involving the CFM56-3 is planned with effect from March 2003. The joint venture plans to overhaul approximately 50 engines in 2003, most of which come from the joint venture partner, China Southern or from that company's affiliated companies. In the future, the CFM56-5 and CFM56-7 engines will also be serviced by the joint venture.

In 2003, the activities of the joint venture will comprise mainly the dismantling of modules and step 1 repairs. Other repair work will be performed by MTU Maintenance Hannover. The engines will be re-assembled and tested in Zhuhai and then delivered to customers.

MTU Maintenance Canada Ltd.

Die in 1998 gegründete MTU Maintenance Canada Ltd. mit Sitz in Richmond bei Vancouver, British Columbia, hat im Geschäftsjahr 2002 den Focus auf die Reparatur von CFM56-3 Triebwerken gelegt und diesen Triebwerkstyp nunmehr zum Umsatzträger Nummer eins hervorgehoben. Das Marktgebiet wurde auf China, Indien und Australien ausgeweitet. Das Programm CFM56-3 wird als Hauptprodukt das Programm JT8D in den kommenden Jahren ersetzen.
Bei der MTU Maintenance Canada sind derzeit 332 Mitarbeiter (i. Vj. 449) beschäftigt. Trotz Personalabbau konnte der Umsatz auf 102 Mio. CAD (i. Vj. 91 Mio. CAD) gesteigert werden. Aufgrund der insbesondere im nordamerikanischen Raum anhaltenden Rezession der Luftfahrtindustrie als Auswirkung der Terrorattacken im September 2001 hat die Gesellschaft ein Restrukturierungsprogramm eingeleitet.

MTU Maintenance Zhuhai Comp. Ltd.

Mit China Southern Airlines vereinbarte MTU im Jahr 1999 ein 50/50-Joint Venture zur Triebwerkswartung. Mit der Genehmigung des Joint-Venture-Vertrags durch die staatliche Planungsbehörde SPDC (State Planning and Development Commitee) vom 25. Dezember 2000 begannen die Vorbereitungen durch das gemeinsame Preparation-Team. Nach der Genehmigung durch die oberste Behörde MOFTEC (Ministry of Foreign Trade and Economic Cooperation) im März 2001 wurde am 6. April 2001 die MTU Maintenance Zhuhai Comp. Ltd. in Zhuhai / China mit der Erteilung der Business License gegründet.
In 2002 wurde das Unternehmen in der Freihandelszone von Zhuhai auf einem für 30 Jahre gepachteten Grundstück errichtet. Am 5. November 2002 fand die offizielle Eröffnung der neuen Gebäude statt. Die Gesamtinvestitionen des Joint Ventures werden sich bis 2010 auf rd. 100 Mio. US-Dollar belaufen, von denen bis Ende 2002 ca. drei Viertel erfolgt sind.
Das operative Geschäft wird im Januar 2003 mit dem Programm V2500 aufgenommen. Als weiteres Projekt ist ab März 2003 die CFM56-3 vorgesehen. Für das Jahr 2003 ist die Überholung von ca. 50 Triebwerken geplant, die zum größten Teil vom Joint Venture Partner China Southern sowie dessen verbundenen Unternehmen stammen. Für die Zukunft werden die CFM56-5 und CFM56-7 in das Reparaturspektrum aufgenommen.
In 2003 werden hauptsächlich Modulzerlegung und Reparaturen der Stufe 1 durchgeführt. Die weitergehenden Reparaturen werden bei der MTU Maintenance Hannover erfolgen. Anschließend werden die Triebwerke in Zhuhai wieder aufgebaut, getestet und an die Kunden ausgeliefert.

MTU Maintenance do Brasil Ltda.

At the end of 1999, MTU started the process of incorporating MTU Maintenance do Brasil Ltda., Campinas, near to Sao Paulo. The object of the company is the maintenance of aero engines. MTU holds 99.9 % of the shares of the company. So far, the focus has been on acquiring orders for the repair of aero engines and stationary gas turbines. The first major success was the conclusion of a maintenance contract with TAM covering that company's V2500 engines. The start of the company's own repair operations is planned for 2006.

MTU Aero Engine Design Inc.

MTU Aero Engine Design (MTU AED), a 100% subsidiary of MTU, started operations in Rocky Hill CT, in April 2000. This move allowed additional development capacities to be established near to the Group's cooperation partner, Pratt & Whitney. At the end of the year under report, MTU AED had 66 employees.
The main focus in 2002 was on development work for the LV100 gas turbine and the GP7000, PW6000 and PW307 engine programs. At the same time, the scope of repair development work for the V2500 and JT8D engines was expanded.

MTU Aero Engine Components Inc.

The production program of MTU Aero Engine Components (MTU AEC), a 100% subsidiary of MTU, comprises the manufacture of rotating components such as disks, seals and shafts for virtually all important military and civil engine applications. MTU AEC supplies the world's leading engine manufacturers. The manufacture of turbo pumps for the US space shuttle program is impressive evidence of the expertise of the company which specializes in the manufacture of high precision engine components. In 2002, MTU AEC added IBR/Blisk technology to its range of know-how for use in military and civil applications and the first F119 IBR/Blisks and PW6000 IBR/Blisks were delivered to customers. Development work for the manufacture of disks for the LV100 gas turbine was also successfully completed. In the repair line of business, new customers were gained on the Asian market.
The company had 181 employees at December 31, 2002.

MTU Maintenance do Brasil Ltda.

Ende 1999 hat die MTU die Gründung der MTU Maintenance do Brasil Ltda., Campinas, in der Nähe von Sao Paulo eingeleitet, die sich mit der Wartung von Flugtriebwerken befassen wird. Die Gesellschaft, an der die MTU mit 99,9 % beteiligt ist, betreibt bisher die Akquisition von Aufträgen für die Instandhaltung von Flugtriebwerken und stationären Gasturbinen. Der erste große Erfolg war der Abschluss eines Wartungsvertrages mit TAM für deren V2500-Triebwerke. Die Aufnahme eines eigenen Reparaturbetriebes ist für 2006 geplant.

MTU Aero Engine Design Inc.

Im April 2000 nahm die MTU Aero Engine Design (MTU AED), eine 100%ige Tochtergesellschaft der MTU, ihren Geschäftsbetrieb in Rocky Hill, CT auf. Damit wurden zusätzliche Entwicklungskapazitäten in unmittelbarer Nähe unseres Kooperationspartners Pratt & Whitney aufgebaut. Am Jahresende 2002 waren bei der MTU AED 66 Mitarbeiter beschäftigt.
Wesentliche Aufgaben im Jahr 2002 bezogen sich auf Entwicklungsarbeiten für die Gasturbine LV100 und die Triebwerksprogramme GP7000, PW6000 und PW307. Ebenso konnte die Repairentwicklung für die Triebwerke V2500 und JT8D ausgeweitet werden.

MTU Aero Engine Components Inc.

Das Produktionsprogramm der MTU Aero Engine Components (MTU AEC), einer 100%igen Tochtergesellschaft der MTU, umfasst die Fertigung von rotierenden Bauteilen wie z.B. Scheiben, Dichtringen und Wellen für weitgehend alle wichtigen militärischen und zivilen Triebwerksanwendungen. Die MTU AEC beliefert die weltweit führenden Triebwerkshersteller. Die Fertigung von Turbopumpen für das US-Spaceshuttle-Programm verdeutlicht eindrucksvoll die Kompetenz dieses, auf die Fertigung von hochpräzisen Triebwerksteilen spezialisierten Unternehmens. In 2002 erweiterte MTU AEC ihre Fertigungskompetenz um die IBR/Blisk Technologie im militärischen und zivilen Bereich. So konnten die ersten F119 IBR/Blisk sowie PW6000 IBR/Blisk an unsere Kunden ausgeliefert werden. Zusätzlich wurde die Entwicklungsfertigung von Scheiben für die Gasturbine LV100 erfolgreich abgeschlossen. Im Repairbereich konnten neue Kunden auf dem asiatischen Markt gewonnen werden.
Das Unternehmen beschäftigte zum Jahresende 181 Mitarbeiter.

Vericor Power Systems LLC

Vericor Power Systems LLC (Vericor) is a 100% subsidiary of MTU Aero Engines and has its registered office Atlanta/GA. Vericor was founded in 1999 as a 50:50 joint venture with Honeywell International, Inc. MTU acquired all of the shares of the company in 2002. Vericor is responsible for the worldwide marketing, sales and servicing of the gas turbines ASE8, ASE40, ASE50, TF40 and TF50 in the 0.5 to 15 MW performance range, used for industrial and maritime applications. In the industrial segment, Vericor Power Systems focuses on the sale of turnkey combined heat and power plants, power generation equipment and OEM gas turbines. In the maritime segment, Vericor Power Systems' products are used in both commercial and military applications. The maintenance and repair of the products sold by Vericor is expedited by a global network of MTU Service Centers and regional partners. At December 31, 2002, the company had 33 employees.

ATENA Gesellschaft für Engineering Services mbH

ATENA Gesellschaft für Engineering Services mbH (ATENA), which has been a 100% subsidiary of MTU Aero Engines GmbH since the beginning of 2002, offers high-value engineering and technical know-how for turbo-systems and the aviation and space travel, automotive, information and communication sectors.
These services include product design i.e. construction and analysis, production set-up, electronics, hardware and software development (each with a focus on electronics which are critical for system security), IT services and project management. The company handles all stages of the process, from determining detailed specification requirements through to the provision of complex system solutions.
ATENA's customers include all of the established manufacturers and suppliers aircraft and helicopters in Germany as well as a sizeable proportion of enterprises manufacturing for and supplying the German automobile industry.
ATENA has its head office in Munich, branches throughout Germany and a subsidiary in the USA.
At the year-end, the company's workforce comprised 452 employees in Germany and 22 employees in the USA.

Ceramic Coating Center

In 1999, MTU and Snecma founded this 50:50 joint venture to expand the Group's core manufacturing expertise in the area of ceramic coats applied to high-stress components. In December 2001, Ceramic Coating Center SAS (CCC) was opened in Chatellerault near to Paris. After completion of test operations, series production was commenced in September 2002. CCC has 32 employees.

Vericor Power Systems LLC

Vericor Power Systems LLC (Vericor) ist eine 100%ige Tochtergesellschaft der MTU Aero Engines mit Sitz in Atlanta/GA. Vericor wurde 1999 als 50/50-Joint Venture mit Honeywell International, Inc. gegründet. In 2002 hat MTU alle Anteile übernommen. Vericor ist weltweit verantwortlich für Vermarktung, Vertrieb und Betreuung der Gasturbinen ASE8, ASE40, ASE50, TF40 und TF50 im Leistungsbereich von 0,5 bis 15 MW, die für industrielle und maritime Anwendungen eingesetzt werden. Im Industriebereich fokussiert sich Vericor Power Systems auf den Vertrieb von schlüsselfertigen Kraft-Wärmekopplungsanlagen, Stromerzeugungsanlagen und OEM Gasturbinen. Im maritimen Bereich werden Vericor Power Systems Produkte sowohl kommerziell, als auch militärisch verwendet. Die Wartung, Instandhaltung und Reparatur der von Vericor vertriebenen Produkte wird durch ein weltweites Netz von MTU Service Centern sowie regionalen Partnern gewährleistet. Die Gesellschaft beschäftigte zum 31.12.2002 insgesamt 33 Mitarbeiter.

ATENA Gesellschaft für Engineering Services mbH

Die ATENA Gesellschaft für Engineering Services mbH (ATENA), seit Anfang 2002 eine 100%ige Tochter der MTU Aero Engines GmbH, bietet hochwertige Engineering- und Technologie-Dienstleistungen in den Bereichen Turbosysteme, Luft- und Raumfahrt, Automotive sowie Informations- und Kommunikationstechnologie an.
Die Dienstleistungen umfassen die Bereiche Produktgestaltung, d.h. Konstruktion und Analytik, Produktionsvorbereitung sowie Elektronik, Hardware- und Softwareentwicklung mit Schwerpunkt "sicherheitskritische" Elektronik, IT-Dienstleistungen und Projektmanagement. Dabei werden sämtliche Stufen bearbeitet, von der Detailaufgabe bis hin zu komplexen Systemlösungen.
Zu den Kunden der ATENA zählen alle namhaften Hersteller und Zulieferer von Flugzeugen und Hubschraubern in Deutschland sowie ein Großteil der Hersteller und Zulieferer der deutschen Automobilindustrie.
ATENA hat neben ihrer Zentrale in München Zweigniederlassungen in vielen Regionen Deutschlands und eine Tochtergesellschaft in den USA.
Das Unternehmen beschäftigte zum Jahresende 452 Mitarbeiter in Deutschland und 22 Mitarbeiter in den USA.

Ceramic Coating Center

Gemeinsam mit Snecma hat MTU im Jahr 1999 zur Erweiterung der Kernkompetenzen in der Fertigung für das Aufbringen von keramischen Schichten auf hochbelastete Bauteile dieses 50/50-Joint Venture gegründet. Der Aufbau des Ceramic Coating Center SAS (CCC) in Chatellerault bei Paris wurde im Dezember 2001 mit der Eröffnung abgeschlossen. Nach Abschluss des Testbetriebes wurde die Serienproduktion im September 2002 aufgenommen. Das CCC hat 32 Mitarbeiter.

Risks of future developments

Market risks

Series business with civil aero engines is closely linked to the market cycles of aircraft sales. The procurement programs of airlines have been scaled down as a consequence of the decline in demand for air travel. For this reason, MTU has focused in particular on expanding its range of products and services for the existing market. Under normal conditions, a lower volume of aircraft sales results in a rise in demand for spare parts and maintenance services. MTU is also offsetting the effect of the market cycles by ensuring that it is present in almost all performance classes for aero engines and stationary gas turbines.

Catastrophe risks

In the governmental sector, MTU's product liability risks are generally covered by specific liability exemptions. Substantial insurance coverage has been taken out to cover other product liabilities, in particular those emanating from commercial business, including third party aviation travel risk. Other risks which could threaten the existence of the Group, such as fire and business interruption are also insured. It should be noted that, with effect from January 1, 2003, an excess amount of euro 25 million will apply to this coverage. Risks from terrorist attacks are not insured due to the unduly high cost.
Other insurance policies are in place to cover other risks which do not threaten the existence of the Group. Certification of environmental management to DIN EN ISO 14 001 standard should ensure that the Group will not face any major environmental risks.

Exchange rate risks

Exchange rate risks relate primarily to export surpluses denominated in US dollars. MTU hedges a significant portion of its net exposure from US dollar receipts and payments as part of the centralized currency management system of DaimlerChrysler AG. Currency hedges are in place covering anticipated exposure up to the year 2006.

Risk management

A risk management system is in place at MTU to identify, measure and limit risks. Overall responsibility for this system has been allocated to the Chairman of the Executive Management (Geschäftsführung). Risks are identified and potential counter-measures determined on the basis of the Group's risk management guidelines.

Risiken der künftigen Entwicklung

Marktrisiken

Das Seriengeschäft mit zivilen Flugtriebwerken ist mit den Marktzyklen der Flugzeugverkäufe eng verknüpft. Mit dem Abschwung der Nachfrage für Flugreisen wurden auch die Beschaffungsprogramme der Airlines gestreckt. Daher erweitert MTU das Angebot hauptsächlich in Richtung Bestandsmarkt. Unter üblichen Bedingungen induzieren niedrige Flugzeugverkäufe ein steigendes Ersatzteilgeschäft und erhöhten Wartungsbedarf. Einen zusätzlichen Ausgleich erreicht MTU durch die Präsenz in fast allen Leistungsklassen der Flugtriebwerke und der stationären Gasturbinen.

Katastrophenrisiken

Im Behördengeschäft ist MTU durch Freistellungen weitgehend von der Haftung für Produktrisiken befreit. Die verbleibenden Haftungen, insbesondere aus dem Zivilgeschäft, sind durch Versicherungen mit umfassender Deckung abgesichert. Hierzu zählt insbesondere die Luftfahrthaftpflicht. Die anderen bestandsgefährdenden Risiken aus Feuer und Betriebsunterbrechung sind ebenfalls versichert, wobei ab 1. Januar 2003 ein Selbstbehalt in Höhe von 25 Mio. EURO gilt. Nicht versichert ist aufgrund der übermäßig hohen Prämien das Terrorrisiko.
Weitere Versicherungen bestehen für nicht bestandsgefährdende Risiken. Durch die Zertifizierung des Umweltmanagements nach DIN EN ISO 14 001 ist davon auszugehen, dass Umweltrisiken nur in geringem Umfang auftreten können.

Wechselkursrisiken

Die Wechselkursrisiken des Geschäfts betreffen überwiegend Exportüberschüsse aus dem US-Dollar-Raum. Einen wesentlichen Teil des Saldos aus US-Dollar-Einnahmen und -Ausgaben (Net Exposure) sichert MTU in enger Zusammenarbeit mit dem zentralen Devisenmanagement der DaimlerChrysler AG ab. Die derzeitigen Sicherungen reichen bis in das Jahr 2006.

Risk-Management

In der MTU ist ein dem Vorsitzenden der Geschäftsführung zugeordnetes Risk-Management für die Erkennung, Bewertung und Begrenzung von Risiken verantwortlich. Anhand von konzerneinheitlichen Richtlinien werden damit systematisch mehrmals im Jahr die Risiken identifiziert und mögliche Abwehrmaßnahmen festgelegt.

Independent Auditors' Report

We have audited the consolidated financial statements and group management report of MTU Aero Engines GmbH, Munich, for the year ended December 31, 2002. The preparation of the consolidated financial statements and group management report in accordance with German commercial law is the responsibility of the Executive Management of the group parent company. Our responsibility is to express an opinion on the consolidated financial statements and the group management report, based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that material misstatements affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German accounting principles and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system relating to the accounting system and the evidence supporting the disclosures in the consolidated financial statements and in the group management report are examined primarily on a test basis within the framework of the audit. The audit also includes an assessment of the individual company financial statements included in consolidated financial statements, the scope of the reporting entity, the accounting and consolidation principles used, the significant estimates made by management as well as of the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

Bestätigungsvermerk des Abschlussprüfers

Wir haben den von der MTU Aero Engines GmbH, München, aufgestellten Konzernabschluss und den Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 geprüft. Die Aufstellung von Konzernabschluss und Konzernlagebericht nach den deutschen handelsrechtlichen Vorschriften liegt in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss und den Konzernlagebericht abzugeben.

Wir haben unsere Konzernabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Konzernabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Konzernlagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Konzernabschluss und Konzernlagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Jahresabschlüsse der in den Konzernabschluss einbezogenen Unternehmen, der Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungs- und Konsolidierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses und des Konzernlageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German accounting principles. On an overall basis, the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Munich, January 28, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Höfer	Harrieder
Wirtschaftsprüfer	Wirtschaftsprüfer

If the consolidated financial statements and/or group management report are published or made available to third parties in a version other than the one on which we have issued our audit opinion (including translations into other languages) it is necessary to obtain our written agreement, in such cases where our audit opinion is quoted or where a reference is made to our audit; we refer in particular to § 328 of the German Commercial Code.

Nach unserer Überzeugung vermittelt der Konzernabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns. Der Konzernlagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar.

München, den 28. Januar 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Höfer
Wirtschaftsprüfer

Harrieder
Wirtschaftsprüfer

Bei Veröffentlichungen oder Weitergabe des Konzernabschlusses und/oder des Konzernlageberichts in einer von der bestätigten Fassung abweichenden Form (einschließlich der Übersetzung in andere Sprachen) bedarf es zuvor unserer erneuten Stellungnahme, sofern hierbei unser Bestätigungsvermerk zitiert oder auf unsere Prüfung hingewiesen wird; wir weisen insbesondere auf § 328 HGB hin.

Attachment 8

MTU Aero Engines - Balance Sheets of the Group companies as of December 31, 2002

Thousands of Euro

	MTU-M	MTU-H	MTU-BB	MTU-C	RSZ	Vericor	MTU-AED	MTU-AENA	MTU-AEC	Atena	Atena USA	Sum of Group companies	Changes according to consolida-tion effects	Consolidated balance sheet Dec 31, 2002
ASSETS														
Non-current assets														
Intangible assets	1.778	876	29.888	2.647	0	14.094	51	0	0	112	0	49.446	4.934	54.380
Property, plant and equipment, net	138.269	26.153	18.117	8.815	0	1.028	463	0	15.150	344	9	208.348	0	208.348
Financial assets	469.525	755	5.136	10.499	14.351	0	0	41.957	0	1.567	0	543.790	-261.795	281.995
	609.572	27.784	53.141	21.961	14.351	15.122	514	41.957	15.150	2.023	9	801.584	-256.861	544.723
Current assets														
Inventories	231.040	130.409	49.329	20.431	0	7.727	0	0	12.917	4.981	13	456.847	-11.748	445.099
Advance payments received	-169.077	-69.182	-6.856	-2.444	0	-7.570	0	0	0	0	0	-255.129	0	-255.129
	61.963	61.227	42.473	17.987	0	157	0	0	12.917	4.981	13	201.718	-11.748	189.970
Receivables	606.346	104.397	19.699	17.946	0	1.313	920	2	4.590	2.981	269	758.463	-61.915	696.548
Other assets	8.069	4.870	211	0	0	0	21	0	0	205	3	13.379	0	13.379
Cash and cash equivalents	12.122	401	2	2	23	743	18	0	525	3	407	14.246	0	14.246
	688.500	170.895	62.385	35.935	23	2.213	959	2	18.032	8.170	692	987.806	-73.663	914.143
Prepaid expenses and deferred taxes	1.165	1.287	94	373	0	393	107	0	172	657	8	4.256	-646	3.610
	1.299.237	199.966	115.620	58.269	14.374	17.728	1.580	41.959	33.354	10.850	709	1.793.646	-331.170	1.462.476
SHAREHOLDER'S EQUITY AND LIABILITIES														
Shareholder's Equity														
Capital stock	80.068	15.339	10.226	15.106	26	8.820	954	963	10	25	239	131.776	-51.708	80.068
Additional paid-in capital	13.559	50.000	35.000	0	14.350	0	2.861	40.994	38.133	5.000	591	200.488	-186.929	13.559
Retained earnings	24.690	131	37.358	-49.290	-2	-4.408	-3.154	1	-9.336	-14	-827	-4.851	-17.429	-22.280
	118.317	65.470	82.584	-34.184	14.374	4.412	661	41.958	28.807	5.011	3	327.413	-256.066	71.347
Accrued liabilities														
Accrued pensions	210.980	8.238	1.436	13.269	0	0	0	0	478	252	0	234.653	0	234.653
Other accrued liabilities	635.635	38.858	12.095	1.295	0	1.603	0	0	1.155	2.276	117	693.034	-1.283	691.751
	846.615	47.096	13.531	14.564	0	1.603	0	0	1.633	2.528	117	927.687	-1.283	926.404
Liabilities														
Advance payments received	69.128	0	0	0	0	0	0	0	0	1.762	0	70.890	-920	69.970
Financial liabilities	0	0	0	11.783	0	0	191	0	0	0	0	11.974	0	11.974
Trade liabilities	140.991	43.335	6.579	12.259	0	747	376	0	2.836	2	36	207.161	0	207.161
Other liabilities	124.186	44.065	12.913	53.847	0	10.966	352	1	78	1.547	553	248.508	-72.901	175.607
	334.305	87.400	19.492	77.889	0	11.713	919	1	2.914	3.311	589	538.533	-73.821	464.712
Deferred income	0	0	13	0	0	0	0	0	0	0	0	13	0	13
	1.299.237	199.966	115.620	58.269	14.374	17.728	1.580	41.959	33.354	10.850	709	1.793.646	-331.170	1.462.476

MTU Aero Engines - Bilanzen der Konzerngesellschaften zum 31. Dezember 2002

in Tausend Euro

	MTU-M	MTU-H	MTU-BB	MTU-C	RSZ	Vericor	MTU-AED	MTU-AENA	MTU-AEC	Atena	Atena USA	Summe Konzerngesellschaften	Konsolidierungsvorgänge	Konzernbilanz zum 31. Dez 2002
AKTIVA														
Anlagevermögen														
Immaterielle Vermögensgegenstände	1.778	876	29.888	2.647	0	14.094	51	0	0	112	0	49.446	4.934	54.380
Sachanlagen	138.269	26.153	18.117	8.815	0	1.028	463	0	15.150	344	9	208.348	0	208.348
Finanzanlagen	469.525	755	5.136	10.499	14.351	0	0	41.957	0	1.567	0	543.790	-261.795	281.995
	609.572	27.784	53.141	21.961	14.351	15.122	514	41.957	15.150	2.023	9	801.584	-256.861	544.723
Umlaufvermögen														
Vorräte	231.040	130.409	49.329	20.431	0	7.727	0	0	12.917	4.981	13	456.847	-11.748	445.099
Erhaltene Anzahlungen	-169.077	-69.182	-6.856	-2.444	0	-7.570	0	0	0	0	0	-255.129	0	-255.129
	61.963	61.227	42.473	17.987	0	157	0	0	12.917	4.981	13	201.718	-11.748	189.970
Forderungen	606.346	104.397	19.699	17.946	0	1.313	920	2	4.590	2.981	269	758.463	-61.915	696.548
Sonstige Vermögensgegenstände	8.069	4.870	211	0	0	0	21	0	0	205	3	13.379	0	13.379
Zahlungsmittel	12.122	401	2	2	23	743	18	0	525	3	407	14.246	0	14.246
	688.500	170.895	62.385	35.935	23	2.213	959	2	18.032	8.170	692	987.806	-73.663	914.143
Rechnungsabgrenzungsposten und Latente Steuern	1.165	1.287	94	373	0	393	107	0	172	657	8	4.256	-646	3.610
	1.299.237	199.966	115.620	58.269	14.374	17.728	1.580	41.959	33.354	10.850	709	1.793.646	-331.170	1.462.476
PASSIVA														
Eigenkapital														
Gezeichnetes Kapital	80.068	15.339	10.226	15.106	26	8.820	954	963	10	25	239	131.776	-51.708	80.068
Kapitalrücklagen	13.559	50.000	35.000	0	14.350	0	2.861	40.994	38.133	5.000	591	200.488	-186.929	13.559
Gewinnrücklagen	24.690	131	37.358	-49.290	-2	-4.408	-3.154	1	-9.336	-14	-827	-4.851	-17.429	-22.280
	118.317	65.470	82.584	-34.184	14.374	4.412	661	41.958	28.807	5.011	3	327.413	-256.066	71.347
Rückstellungen														
Rückstellungen für Pensionen	210.980	8.238	1.436	13.269	0	0	0	0	478	252	0	234.653	0	234.653
Übrige Rückstellungen	635.635	38.858	12.095	1.295	0	1.603	0	0	1.155	2.276	117	693.034	-1.283	691.751
	846.615	47.096	13.531	14.564	0	1.603	0	0	1.633	2.528	117	927.687	-1.283	926.404
Verbindlichkeiten														
Erhaltene Anzahlungen auf Bestellungen	69.128	0	0	0	0	0	0	0	0	1.762	0	70.890	-920	69.970
Finanzverbindlichkeiten	0	0	0	11.783	0	0	191	0	0	0	0	11.974	0	11.974
Verbindlichkeiten aus Lieferungen und Leistungen	140.991	43.335	6.579	12.259	0	747	376	0	2.836	2	36	207.161	0	207.161
Übrige Verbindlichkeiten	124.186	44.065	12.913	53.847	0	10.966	352	1	78	1.547	553	248.508	-72.901	175.607
	334.305	87.400	19.492	77.889	0	11.713	919	1	2.914	3.311	589	538.533	-73.821	464.712
Rechnungsabgrenzungsposten	0	0	13	0	0	0	0	0	0	0	0	13	0	13
	1.299.237	199.966	115.620	58.269	14.374	17.728	1.580	41.959	33.354	10.850	709	1.793.646	-331.170	1.462.476

Anlage 8

Attachment 9

MTU Aero Engines - Balance Sheets of the Group companies as of December 31, 2001

Thousands of Euro

	MTU-M	MTU-H	MTU-BB	MTU-AVG	MTU-C	RSZ	Vericor	MTU-AED	MTU-AENA	MTU-AEC	Sum of Group companies	Changes according to consolida-tion effects	Consolidated balance sheet Dec 31, 2001
ASSETS													
Non-current assets													
Intangible assets	2.523	835	36	0	3.734	0	9.098	255	0	0	16.481	0	16.481
Property, plant and equipment, net	142.597	20.659	16.307	759	10.750	0	412	657	0	19.733	211.874	0	211.874
Financial assets	416.243	0	5.143	0	13.889	8.243	0	0	49.926	0	493.444	-217.504	275.940
	561.363	21.494	21.486	759	28.373	8.243	9.510	912	49.926	19.733	721.799	-217.504	504.295
Current assets													
Inventories	327.754	123.492	45.164	0	38.548	0	1.977	0	0	13.175	550.110	-818	549.292
Advance payments received	-187.560	-46.352	-7.834	0	-6.563	0	-4.603	0	0	0	-252.912	0	-252.912
	140.194	77.140	37.330	0	31.985	0	-2.626	0	0	13.175	297.198	-818	296.380
Receivables	770.448	67.003	18.395	2.516	18.063	0	4.095	2.681	0	10.947	894.148	-92.941	801.207
Other assets	14.551	4.228	31.827	0	0	0	0	59	0	0	50.665	0	50.665
Cash and cash equivalents	26.628	3.435	0	0	3	25	0	27	0	105	30.223	0	30.223
	951.821	151.806	87.552	2.516	50.051	25	1.469	2.767	0	24.227	1.272.234	-93.759	1.178.475
Prepaid expenses and deferred taxes	1.944	374	160	0	875	0	119	504	0	178	4.154	2	4.156
	1.515.128	173.674	109.198	3.275	79.299	8.268	11.098	4.183	49.926	44.138	1.998.187	-311.261	1.686.926
SHAREHOLDER'S EQUITY AND LIABILITIES													
Shareholder's Equity													
Capital stock	80.068	15.339	10.226	2.045	17.759	26	5.248	1.135	1.146	12	133.004	-52.936	80.068
Additional paid-in capital	13.559	20.000	20.000	0	0	8.243	0	3.404	48.780	45.376	159.362	-145.803	13.559
Retained earnings	30.344	131	37.358	166	-26.146	-1	-1.616	-3.126	0	-8.930	28.180	-18.722	9.458
	123.971	35.470	67.584	2.211	-8.387	8.268	3.632	1.413	49.926	36.458	320.546	-217.461	103.085
Accrued liabilities													
Accrued pensions	193.707	7.187	0	0	14.878	0	0	0	0	252	216.024	0	216.024
Other accrued liabilities	781.143	22.160	7.309	16	2.529	0	1.786	0	0	2.879	817.822	-583	817.239
	974.850	29.347	7.309	16	17.407	0	1.786	0	0	3.131	1.033.846	-583	1.033.263
Liabilities													
Financial liabilities	0	0	0	0	13.852	0	2.116	329	0	0	16.297	0	16.297
Trade liabilities	248.815	34.353	8.725	0	11.218	0	3.089	719	0	4.536	311.455	0	311.455
Other liabilities	167.492	74.504	25.567	1.048	45.209	0	475	1.722	0	13	316.030	-93.217	222.813
	416.307	108.857	34.292	1.048	70.279	0	5.680	2.770	0	4.549	643.782	-93.217	550.565
Deferred Income	0	0	13	0	0	0	0	0	0	0	13	0	13
	1.515.128	173.674	109.198	3.275	79.299	8.268	11.098	4.183	49.926	44.138	1.998.187	-311.261	1.686.926

MTU Aero Engines - Bilanzen der Konzerngesellschaften zum 31. Dezember 2001

in Tausend Euro

	MTU-M	MTU-H	MTU-BB	MTU-AVG	MTU-C	RSZ	Vericor	MTU-AED	MTU-AENA	MTU-AEC	Summe Konzernge-sellschaften	Konsoli-dierungs-vorgänge	Konzern-bilanz zum 31. Dez 2001
AKTIVA													
Anlagevermögen													
Immaterielle Vermögensgegenstände	2.523	835	36	0	3.734	0	9.098	255	0	0	16.481	0	16.481
Sachanlagen	142.597	20.659	16.307	759	10.750	0	412	657	0	19.733	211.874	0	211.874
Finanzanlagen	416.243	0	5.143	0	13.889	8.243	0	0	49.926	0	493.444	-217.504	275.940
	561.363	21.494	21.486	759	28.373	8.243	9.510	912	49.926	19.733	721.799	-217.504	504.295
Umlaufvermögen													
Vorräte	327.754	123.492	45.164	0	38.548	0	1.977	0	0	13.175	550.110	-818	549.292
Erhaltene Anzahlungen	-187.560	-46.352	-7.834	0	-6.563	0	-4.603	0	0	0	-252.912	0	-252.912
	140.194	77.140	37.330	0	31.985	0	-2.626	0	0	13.175	297.198	-818	296.380
Forderungen	770.448	67.003	18.395	2.516	18.063	0	4.095	2.681	0	10.947	894.148	-92.941	801.207
Sonstige Vermögensgegenstände	14.551	4.228	31.827	0	0	0	0	59	0	0	50.665	0	50.665
Zahlungsmittel	26.628	3.435	0	0	3	25	0	27	0	105	30.223	0	30.223
	951.821	151.806	87.552	2.516	50.051	25	1.469	2.767	0	24.227	1.272.234	-93.759	1.178.475
Rechnungsabgrenzungsposten und Latente Steuern	1.944	374	160	0	875	0	119	504	0	178	4.154	2	4.156
	1.515.128	173.674	109.198	3.275	79.299	8.268	11.098	4.183	49.926	44.138	1.998.187	-311.261	1.686.926
PASSIVA													
Eigenkapital													
Gezeichnetes Kapital	80.068	15.339	10.226	2.045	17.759	26	5.248	1.135	1.146	12	133.004	-52.936	80.068
Kapitalrücklagen	13.559	20.000	20.000	0	0	8.243	0	3.404	48.780	45.376	159.362	-145.803	13.559
Gewinnrücklagen	30.344	131	37.358	166	-26.146	-1	-1.616	-3.126	0	-8.930	28.180	-18.722	9.458
	123.971	35.470	67.584	2.211	-8.387	8.268	3.632	1.413	49.926	36.458	320.546	-217.461	103.085
Rückstellungen													
Rückstellungen für Pensionen	193.707	7.187	0	0	14.878	0	0	0	0	252	216.024	0	216.024
Übrige Rückstellungen	781.143	22.160	7.309	16	2.529	0	1.786	0	0	2.879	817.822	-583	817.239
	974.850	29.347	7.309	16	17.407	0	1.786	0	0	3.131	1.033.846	-583	1.033.263
Verbindlichkeiten													
Finanzverbindlichkeiten	0	0	0	0	13.852	0	2.116	329	0	0	16.297	0	16.297
Verbindlichkeiten aus Lieferungen und Leistungen	248.815	34.353	8.725	0	11.218	0	3.089	719	0	4.536	311.455	0	311.455
Übrige Verbindlichkeiten	167.492	74.504	25.567	1.048	45.209	0	475	1.722	0	13	316.030	-93.217	222.813
	416.307	108.857	34.292	1.048	70.279	0	5.680	2.770	0	4.549	643.782	-93.217	550.565
Rechnungsabgrenzungsposten	0	0	13	0	0	0	0	0	0	0	13	0	13
	1.515.128	173.674	109.198	3.275	79.299	8.268	11.098	4.183	49.926	44.138	1.998.187	-311.261	1.686.926

MTU Aero Engines - Income Statements of the Group companies for 2002

'housands of Euro

	MTU-M	MTU-H	MTU-BB	MTU-C	RSZ	Vericor	MTU-AED	MTU-AENA	MTU-AEC	Atena	Atena USA	Sum of Group companies	Changes according to consolida-tion effects	Consolidated Income Statement 2002
?evenues	1.589.072	543.430	127.597	68.636	0	18.272	9.796	0	31.625	25.658	1.778	2.415.864	-119.003	2.296.861
;ost of sales	1.327.079	494.791	116.852	86.780	0	14.681	9.225	0	29.904	20.984	1.464	2.101.760	-121.502	1.980.258
Gross margin	261.993	48.639	10.745	-18.144	0	3.591	571	0	1.721	4.674	314	314.104	2.499	316.603
;elling expenses	43.171	15.498	5.809	3.881	0	2.332	0	0	15	3.099	0	73.805	-101	73.704
General administration expenses	28.266	3.235	2.749	2.946	0	3.184	1.094	0	2.359	1.423	753	46.009	-1.440	44.569
)ther operating income	153.719	9.444	5.149	4	0	0	56	2	0	43	0	168.417	1.735	170.152
)ther operating expenses	96.125	23.837	3.776	563	2	0	84	0	919	0	414	125.720	284	126.004
'inancial result	31.017	-1.100	203	-3.865	1	184	3	0	27	61	-25	26.506	-12.061	14.445
ncome / Loss from ordinary activities	279.167	14.413	3.763	-29.395	-1	-1.741	-548	2	-1.545	256	-878	263.493	-6.570	256.923
ncome taxes	59.325	9.032	0	145	0	0	-6	0	-29	238	1	68.706	-8.967	59.739
let Income / Loss before profit and loss transfer agreement	219.842	5.381	3.763	-29.540	-1	-1.741	-542	2	-1.516	18	-879	194.787	2.397	197.184
:xpense for profit transfer	220.098	5.381	3.763	0	0	0	0	0	0	0	0	229.242	-9.144	220.098
let Income / Loss after profit and loss transfer agreement	-256	0	0	-29.540	-1	-1.741	-542	2	-1.516	18	-879	-34.455	11.541	-22.914
'ranslation differences	324	0	0	2.490	0	49	15	0	124	0	52	3.054	0	3.054
.oss carryforward	0	0	0	0	0	0	0	0	0	-32	0	-32	32	0
'ransfer from / (to) retained earnings	-68	0	0	27.050	1	1.692	527	-2	1.392	14	827	31.433	-11.573	19.860
Jnappropriated profit of MTU Aero Engines	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Attachment 10

Anlage 10

MTU Aero Engines - Gewinn- und Verlustrechnungen der Konzerngesellschaften für 2002

in Tausend Euro

	MTU-M	MTU-H	MTU-BB	MTU-C	RSZ	Vericor	MTU-AED	MTU-AENA	MTU-AEC	Atena	Atena USA	Summe Konzerngesellschaften	Konsolidierungsvorgänge	Konzern-Gewinn-/ Verlust-Rechnung 2002
Umsatzerlöse	1.589.072	543.430	127.597	68.636	0	18.272	9.796	0	31.625	25.658	1.778	2.415.864	-119.003	2.296.861
Umsatzkosten	1.327.079	494.791	116.852	86.780	0	14.681	9.225	0	29.904	20.984	1.464	2.101.760	-121.502	1.980.258
Bruttoergebnis vom Umsatz	261.993	48.639	10.745	-18.144	0	3.591	571	0	1.721	4.674	314	314.104	2.499	316.603
Vertriebskosten	43.171	15.498	5.809	3.881	0	2.332	0	0	15	3.099	0	73.805	-101	73.704
Allgemeine Verwaltungskosten	28.266	3.235	2.749	2.946	0	3.184	1.094	0	2.359	1.423	753	46.009	-1.440	44.569
Sonstige betriebliche Erträge	153.719	9.444	5.149	4	0	0	56	2	0	43	0	168.417	1.735	170.152
Sonstige betriebliche Aufwendungen	96.125	23.837	3.776	563	2	0	84	0	919	0	414	125.720	284	126.004
Finanzergebnis	31.017	-1.100	203	-3.865	1	184	3	0	27	61	-25	26.506	-12.061	14.445
Ergebnis der gewöhnlichen Geschäftstätigkeit	279.167	14.413	3.763	-29.395	-1	-1.741	-548	2	-1.545	256	-878	263.493	-6.570	256.923
Steuern vom Einkommen und vom Ertrag	59.325	9.032	0	145	0	0	-6	0	-29	238	1	68.706	-8.967	59.739
Überschuss/Fehlbetrag vor Ergebnisabführung	219.842	5.381	3.763	-29.540	-1	-1.741	-542	2	-1.516	18	-879	194.787	2.397	197.184
Aufwendungen aufgrund eines Ergebnisabführungsvertrages	220.098	5.381	3.763	0	0	0	0	0	0	0	0	229.242	-9.144	220.098
Überschuss/Fehlbetrag nach Ergebnisabführung	-256	0	0	-29.540	-1	-1.741	-542	2	-1.516	18	-879	-34.455	11.541	-22.914
Währungsdifferenzen	324	0	0	2.490	0	49	15	0	124	0	52	3.054	0	3.054
Verlustvortrag	0	0	0	0	0	0	0	0	0	-32	0	-32	32	0
Entnahmen aus / (Einstellungen in) den / (die) Gewinnrücklagen	-68	0	0	27.050	1	1.692	527	-2	1.392	14	827	31.433	-11.573	19.860
Bilanzgewinn der MTU Aero Engines	0	0	0	0	0	0	0	0	0	0	0	0	0	0

MTU Aero Engines - Income Statements of the Group companies for 2001

Thousands of Euro

	MTU-M	MTU-H	MTU-BB	MTU-AVG	MTU-C	Vericor	MTU-AED	MTU-AEC	Sum of Group companies	Changes according to consolida-tion effects	Consolidated Income Statement 2001
Revenues	1.860.276	489.949	96.322	1.434	65.644	12.699	6.830	24.269	2.557.423	-40.494	2.516.929
Cost of sales	1.631.841	465.861	87.608	65	72.905	12.367	6.844	29.743	2.307.234	-44.719	2.262.515
Gross margin	228.435	24.088	8.714	1.369	-7.261	332	-14	-5.474	250.189	4.225	254.414
Selling expenses	44.759	6.824	3.582	1	2.093	977	0	0	58.236	0	58.236
General administration expenses	23.290	3.172	2.613	34	5.131	1.625	1.487	3.186	40.538	-1.413	39.125
Other operating income	78.759	22.091	5.675	70	1.070	0	171	0	107.836	-7.418	100.418
Other operating expenses	138.860	12.728	2.227	0	0	0	0	262	154.077	0	154.077
Financial result	70.584	-4.227	1.323	96	-2.987	-33	-2	196	64.950	-28.149	36.801
Income / Loss from ordinary activities	170.869	19.228	7.290	1.500	-16.402	-2.303	-1.332	-8.726	170.124	-29.929	140.195
Extraordinary income	249.621	0	0	0	0	0	0	0	249.621	0	249.621
Extraordinary expenses	164.866	0	0	0	0	0	0	0	164.866	0	164.866
Extraordinary result	84.755	0	0	0	0	0	0	0	84.755	0	84.755
Income taxes	98.385	5.852	0	562	147	0	6	61	105.013	-7.101	97.912
Minority interest (share of loss)	0	0	0	0	0	0	0	0	0	2.410	2.410
Net Income / Loss before profit and loss transfer agreement	157.239	13.376	7.290	938	-16.549	-2.303	-1.338	-8.787	149.866	-20.418	129.448
Expense for profit transfer	157.755	13.376	7.290	938	0	0	0	0	179.359	-21.604	157.755
Net Income / Loss after profit and loss transfer agreement	-516	0	0	0	-16.549	-2.303	-1.338	-8.787	-29.493	1.186	-28.307
Translation differences	-8	0	0	0	251	-37	-22	-143	41	-36	5
Transfer from / (to) retained earnings	524	0	0	0	16.298	2.340	1.360	8.930	29.452	-1.150	28.302
Unappropriated profit of MTU Aero Engines	0	0	0	0	0	0	0	0	0	0	0

Attachment 11

MTU Aero Engines - Gewinn- und Verlustrechnungen der Konzerngesellschaften für 2001

in Tausend Euro

	MTU-M	MTU-H	MTU-BB	MTU-AVG	MTU-C	Vericor	MTU-AED	MTU-AEC	Summe Konzerngesellschaften	Konsolidierungsvorgänge	Konzern-Gewinn-/Verlust-Rechnung 2001
Umsatzerlöse	1.860.276	489.949	96.322	1.434	65.644	12.699	6.830	24.269	2.557.423	-40.494	2.516.929
Umsatzkosten	1.631.841	465.861	87.608	65	72.905	12.367	6.844	29.743	2.307.234	-44.719	2.262.515
Bruttoergebnis vom Umsatz	228.435	24.088	8.714	1.369	-7.261	332	-14	-5.474	250.189	4.225	254.414
Vertriebskosten	44.759	6.824	3.582	1	2.093	977	0	0	58.236	0	58.236
Allgemeine Verwaltungskosten	23.290	3.172	2.613	34	5.131	1.625	1.487	3.186	40.538	-1.413	39.125
Sonstige betriebliche Erträge	78.759	22.091	5.675	70	1.070	0	171	0	107.836	-7.418	100.418
Sonstige betriebliche Aufwendungen	138.860	12.728	2.227	0	0	0	0	262	154.077	0	154.077
Finanzergebnis	70.584	-4.227	1.323	96	-2.987	-33	-2	196	64.950	-28.149	36.801
Ergebnis der gewöhnlichen Geschäftstätigkeit	170.869	19.228	7.290	1.500	-16.402	-2.303	-1.332	-8.726	170.124	-29.929	140.195
Außerordentliche Erträge	249.621	0	0	0	0	0	0	0	249.621	0	249.621
Außerordentliche Aufwendungen	164.866	0	0	0	0	0	0	0	164.866	0	164.866
Außerordentliches Ergebnis	84.755	0	0	0	0	0	0	0	84.755	0	84.755
Steuern vom Einkommen und vom Ertrag	98.385	5.852	0	562	147	0	6	61	105.013	-7.101	97.912
Auf konzernfremde Gesellschafter entfallender Verlust	0	0	0	0	0	0	0	0	0	2.410	2.410
Überschuss/Fehlbetrag vor Ergebnisabführung	157.239	13.376	7.290	938	-16.549	-2.303	-1.338	-8.787	149.866	-20.418	129.448
Aufwendungen aufgrund eines Ergebnisabführungsvertrages	157.755	13.376	7.290	938	0	0	0	0	179.359	-21.604	157.755
Überschuss/Fehlbetrag nach Ergebnisabführung	-516	0	0	0	-16.549	-2.303	-1.338	-8.787	-29.493	1.186	-28.307
Währungsdifferenzen	-8	0	0	0	251	-37	-22	-143	41	-36	5
Entnahmen aus / (Einstellungen in) den / (die) Gewinnrücklagen	524	0	0	0	16.298	2.340	1.360	8.930	29.452	-1.150	28.302
Bilanzgewinn der MTU Aero Engines	0	0	0	0	0	0	0	0	0	0	0

[Translator's notes are in square brackets] Appendix 12

General Engagement Terms

for

Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften

[German Public Auditors and Public Audit Firms]

as of January 1, 2002

This is an English translation of the German text, which is the sole authoritative version

1. Scope

(1) These engagement terms are applicable to contracts between Wirtschaftsprüfer [German Public Auditors] or Wirtschaftsprüfungsgesellschaften [German Public Audit Firms] (hereinafter collectively referred to as the "Wirtschaftsprüfer") and their clients for audits, consulting and other engagements to the extent that something else has not been expressly agreed to in writing or is not compulsory due to legal requirements.

(2) If, in an individual case, as an exception contractual relations have also been established between the Wirtschaftsprüfer and persons other than the client, the provisions of No. 9 below also apply to such third parties.

2. Scope and performance of the engagement

(1) Subject of the Wirtschaftsprüfer's engagement is the performance of agreed services – not a particular economic result. The engagement is performed in accordance with the *Grundsätze ordnungsmäßiger Berufsausübung* [Standards of Proper Professional Conduct]. The Wirtschaftsprüfer is entitled to use qualified persons to conduct the engagement.

(2) The application of foreign law requires – except for financial attestation engagements – an express written agreement.

(3) The engagement does not extend – to the extent it is not directed thereto – to an examination of the issue of whether the requirements of tax law or special regulations, such as, for example, laws on price controls, laws limiting competition and Bewirtschaftungsrecht [laws controlling certain aspects of specific business operations] were observed; the same applies to the determination as to whether subsidies, allowances or other benefits may be claimed. The performance of an engagement encompasses auditing procedures aimed at the detection of the defalcation of books and records and other irregularities only if during the conduct of audits grounds therefor arise or if this has been expressly agreed to in writing.

(4) If the legal position changes subsequent to the issuance of the final professional statement, the Wirtschaftsprüfer is not obliged to inform the client of changes or any consequences resulting therefrom.

3. The client's duty to inform

(1) The client must ensure that the Wirtschaftsprüfer – even without his special request – is provided, on a timely basis, with all supporting documents and records required for and is informed of all events and circumstances which may be significant to the performance of the engagement. This also applies to those supporting documents and records, events and circumstances which first become known during the Wirtschaftsprüfer's work.

(2) Upon the Wirtschaftsprüfer's request, the client must confirm in a written statement drafted by the Wirtschaftsprüfer that the supporting documents and records and the information and explanations provided are complete.

4. Ensuring independence

The client guarantees to refrain from everything which may endanger the independence of the Wirtschaftsprüfer's staff. This particularly applies to offers of employment and offers to undertake engagements on one's own account.

5. Reporting and verbal information

If the Wirtschaftsprüfer is required to present the results of his work in writing, only that written presentation is authoritative. For audit engagements the long-form report should be submitted in writing to the extent that nothing else has been agreed to. Verbal statements and information provided by the Wirtschaftsprüfer's staff beyond the engagement agreed to are never binding.

6. Protection of the Wirtschaftsprüfer's intellectual property

The client guarantees that expert opinions, organizational charts, drafts, sketches, schedules and calculations – expecially quantity and cost computations – prepared by the Wirtschaftsprüfer within the scope of the engagement will be used only for his own purposes.

7. Transmission of the Wirtschaftsprüfer's professional statement

(1) The transmission of a Wirtschaftsprüfer's professional statements (long-form reports, expert opinions and the like) to a third party requires the Wirtschaftsprüfer's written consent to the extent that the permission to transmit to a certain third party does not result from the engagement terms.

The Wirtschaftsprüfer is liable (within the limits of No. 9) towards third parties only if the prerequisites of the first sentence are given.

(2) The use of the Wirtschaftsprüfer's professional statements for promotional purposes is not permitted; an infringement entitles the Wirtschaftsprüfer to immediately cancel all engagements not yet conducted for the client.

8. Correction of deficiencies

(1) Where there are deficiencies, the client is entitled to subsequent fulfillment [of the contract]. The client may demand a reduction in fees or the cancellation of the contract only for the failure to subsequently fulfill [the contract]; if the engagement was awarded by a person carrying on a commercial business as part of that commercial business, a government-owned legal person under public law or a special government-owned fund under public law, the client may demand the cancellation of the contract only if the services rendered are of no interest to him due to the failure to subsequently fulfill [the contract]. No. 9 applies to the extent that claims for damages exist beyond this.

(2) The client must assert his claim for the correction of deficiencies in writing without delay. Claims pursuant to the first paragraph not arising from an intentional tort cease to be enforceable one year after the commencement of the statutory time limit for enforcement.

(3) Obvious deficiencies, such as typing and arithmetical errors and formelle Mängel [deficiencies associated with technicalities] contained in a Wirtschaftsprüfer's professional statements (long-form reports, expert opinions and the like) may be corrected – and also be applicable versus third parties – by the Wirtschaftsprüfer at any time. Errors which may call into question the conclusions contained in the Wirtschaftsprüfer's professional statements entitle the Wirtschaftsprüfer to withdraw – also versus third parties – such statements. In the cases noted the Wirtschaftsprüfer should first hear the client, if possible.

9. Liability

(1) The liability limitation of § ["Article"] 323 (2)["paragraph 2"] HGB ["Handelsgesetzbuch": German Commercial Code] applies to statutory audits required by law.

(2) Liability for negligence; An individual case of damages

If neither No. 1 is applicable nor a regulation exists in an individual case, pursuant to § 54a (1) no. 2 WPO ["Wirtschaftsprüferordnung": Law regulating the Profession of Wirtschaftsprüfer] the liability of the Wirtschaftsprüfer for claims of compensatory damages of any kind – except for damages resulting from injury to life, body or health – for an individual case of damages resulting from negligence is limited to € 4 million; this also applies if liability to a person other than the client should be established. An individual case of damages also exists in relation to a uniform damage arising from a number of breaches of duty. The individual case of damages encompasses all consequences from a breach of duty without taking into account whether the damages occurred in one year or in a number of successive years. In this case multiple acts or omissions of acts based on a similar source of error or on a source of error of an equivalent nature are deemed to be a uniform breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the Wirtschaftsprüfer is limited to € 5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law.

(3) Preclusive deadlines

A compensatory damages claim may only be lodged within a preclusive deadline of one year of the rightful claimant having become aware of the damage and of the event giving rise to the claim – at the very latest, however, within 5 years subsequent to the event giving rise to the claim. The claim expires if legal action is not taken within a six month deadline subsequent to the written refusal of acceptance of the indemnity and the client was informed of this consequence. The right to assert the bar of the preclusive deadline remains unaffected. Sentences 1 to 3 also apply to legally required audits with statutory liability limits.

10. Supplementary provisions for audit engagements

(1) A subsequent amendment or abridgement of the financial statements or management report audited by a Wirtschaftsprüfer and accompanied by an auditor's report requires the written consent of the Wirtschaftsprüfer even if these documents are not published. If the Wirtschaftsprüfer has not issued an auditor's report, a reference to the audit conducted by the Wirtschaftsprüfer in the management report or elsewhere specified for the general public is permitted only with the Wirtschaftsprüfer's written consent and using the wording authorized by him.

(2) If the Wirtschaftsprüfer revokes the auditor's report, it may no longer be used. If the client has already made use of the auditor's report, he must announce its revocation upon the Wirtschaftsprüfer's request.

(3) The client has a right to 5 copies of the long-form report. Additional copies will be charged for separately.

11. Supplementary provisions for assistance with tax matters

(1) When advising on an individual tax issue as well as when furnishing continuous tax advice, the Wirtschaftsprüfer is entitled to assume that the facts provided by the client - especially numerical disclosures - are correct and complete; this also applies to bookkeeping engagements. Nevertheless, he is obliged to inform the client of any errors he has discovered.

(2) The tax consulting engagement does not encompass procedures required to meet deadlines, unless the Wirtschaftsprüfer has explicitly accepted the engagement for this. In this event the client must provide the Wirtschaftsprüfer, on a timely basis, all supporting documents and records - especially tax assessments - material to meeting the deadlines, so that the Wirtschaftsprüfer has an appropriate time period available to work therewith.

(3) In the absence of other written agreements, continuous tax advice encompasses the following work during the contract period:

a) preparation of annual tax returns for income tax, corporation tax and business tax, as well as net worth tax returns on the basis of the annual financial statements and other schedules and evidence required for tax purposes to be submitted by the client

b) examination of tax assessments in relation to the taxes mentioned in (a)

c) negotiations with tax authorities in connection with the returns and assessments mentioned in (a) and (b)

d) participation in tax audits and evaluation of the results of tax audits with respect to the taxes mentioned in (a)

e) participation in Einspruchs- und Beschwerdeverfahren [appeals and complaint procedures] with respect to the taxes mentioned in (a).

In the afore-mentioned work the Wirtschaftsprüfer takes material published legal decisions and administrative interpretations into account.

(4) If the Wirtschaftsprüfer receives a fixed fee for continuous tax advice, in the absence of other written agreements the work mentioned under paragraph 3 (d) and (e) will be charged separately.

(5) Services with respect to special individual issues for income tax, corporate tax, business tax, valuation procedures for property and net worth taxation, and net worth tax as well as all issues in relation to sales tax, wages tax, other taxes and dues require a special engagement. This also applies to:

a) the treatment of nonrecurring tax matters, e. g. in the field of estate tax, capital transactions tax, real estate acquisition tax

b) participation and representation in proceedings before tax and administrative courts and in criminal proceedings with respect to taxes, and

c) the granting of advice and work with respect to expert opinions in connection with conversions of legal form, mergers, capital increases and reductions, financial reorganizations, admission and retirement of partners or shareholders, sale of a business, liquidations and the like.

(6) To the extent that the annual sales tax return is accepted as additional work, this does not include the review of any special accounting prerequisities nor of the issue as to whether all potential legal sales tax reductions have been claimed. No guarantee is assumed for the completeness of the supporting documents and records to validate the deduction of the input tax credit.

12. Confidentiality towards third parties and data security

(1) Pursuant to the law the Wirtschaftsprüfer is obliged to treat all facts that he comes to know in connection with his work as confidential, irrespective of whether these concern the client himself or his business associations, unless the client releases him from this obligation.

(2) The Wirtschaftsprüfer may only release long-form reports, expert opinions and other written statements on the results of his work to third parties with the consent of his client.

(3) The Wirtschaftsprüfer is entitled - within the purposes stipulated by the client - to process personal data entrusted to him or allow them to be processed by third parties.

13. Default of acceptance and lack of cooperation on the part of the client

If the client defaults in accepting the services offered by the Wirtschaftsprüfer or if the client does not provide the assistance incumbent on him pursuant to No. 3 or otherwise, the Wirtschaftsprüfer is entitled to cancel the contract immediately. The Wirtschaftsprüfer's right to compensation for additional expenses as well as for damages caused by the default or the lack of assistance is not affected, even if the Wirtschaftsprüfer does not exercise his right to cancel.

14. Remuneration

(1) In addition to his claims for fees or remuneration, the Wirtschaftsprüfer is entitled to reimbursement of his outlays: sales tax will be billed separately. He may claim appropriate advances for remuneration and reimbursement of outlays and make the rendering of his services dependent upon the complete satisfaction of his claims. Multiple clients awarding engagements are jointly and severally liable.

(2) Any set off against the Wirtschaftsprüfer's claims for remuneration and reimbursement of outlays is permitted only for undisputed claims or claims determined to be legally valid.

15. Retention and return of supporting documentation and records

(1) The Wirtschaftsprüfer retains, for seven years, the supporting documents and records in connection with the completion of the engagement - that had been provided to him and that he has prepared himself - as well as the correspondence with respect to the engagement.

(2) After the settlement of his claims arising from the engagement, the Wirtschaftsprüfer, upon the request of the client, must return all supporting documents and records obtained from him or for him by reason of his work on the engagement. This does not, however, apply to correspondence exchanged between the Wirtschaftsprüfer and his client and to any documents of which the client already has the original or a copy. The Wirtschaftsprüfer may prepare and retain copies or photocopies of supporting documents and records which he returns to the client.

16. Applicable law

Only German law applies to the engagement, its conduct and any claims arising therefrom.

Allgemeine Auftragsbedingungen
für
Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
vom 1. Januar 2002

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.